Filed pursuant to General Instruction II.L of Form F-10
File No. 333-173197

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the Prospectus do not constitute an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT
(To the Amended and Restated Short Form Base Shelf Prospectus dated April 4, 2011)

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying amended and restated short form base shelf prospectus dated April 4, 2011 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this prospectus supplement and the amended and restated short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Underwriting”.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Taseko Mines Limited, #300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 (Telephone (604) 684-6365) (Attn: the Secretary), and are also available electronically at www.sedar.com.

New Issue	April 5, 2011

US$200,000,000

     % Senior Notes due 2019

Taseko Mines Limited (“Taseko” or the “Company”) is hereby offering (the “Offering”) for sale US$200,000,000 in aggregate principal amount of     % senior notes due 2019 (the “Notes”). The Notes will mature on          , 2019. Taseko will pay interest on the Notes on each           and          , commencing          , 2011. Taseko may redeem some or all of the Notes at any time on or after          , 2015 at the redemption prices set forth in this prospectus supplement. Taseko may redeem some or all of the Notes at any time prior to          , 2015 at a price equal to 100% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to the redemption date and a “make-whole” premium, as described in this prospectus supplement. In addition, until          , 2014, Taseko may redeem up to 35% of the aggregate principal amount of the Notes in an amount not greater than the net proceeds of certain equity offerings at the redemption price set forth in this prospectus supplement. Taseko may also redeem all, but not less than all, of the Notes upon the occurrence of certain changes in applicable tax law. Holders may require Taseko to repurchase the Notes upon a change of control. The Notes are denominated in United States dollars. See “Exchange Rate Information”.

The Notes will be senior unsecured obligations of Taseko and will rank equally in right of payment with all of Taseko’s existing and future senior unsecured debt. The Notes will be guaranteed on a senior unsecured basis by each of Taseko’s existing and future subsidiaries, other than certain immaterial subsidiaries. Taseko will guarantee each such guarantee.

Investing in the Notes involves significant risks. See “Risk Factors” beginning on page S-17 of this prospectus supplement.

This prospectus supplement and the accompanying amended and restated short form base shelf prospectus (the “Prospectus”) include additional information about the terms of the Notes, including optional redemption prices and covenants.

	Per Note	Total

Public offering price(1)	%	US$
Underwriting discount	%	US$
Estimated proceeds to the Company, before expenses	%	US$

(1)	Plus accrued interest from , 2011 if settlement occurs after that date.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

The Company has entered into an underwriting agreement, dated as of April   , 2011 (the “Underwriting Agreement”), with Barclays Capital Inc., as representative of several underwriters (collectively, the “Underwriters”), relating to Notes offered by this prospectus supplement and the Prospectus. The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by Taseko and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement. See “Underwriting” beginning on page S-137 of this prospectus supplement for more information regarding these arrangements.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Underwriters propose to offer the Notes at the offering price. After the Underwriters have made reasonable efforts to sell all of the Notes at the offering price, the price may be decreased and further changed from time to time, to an amount not greater than the offering price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Notes is less than the gross proceeds paid by the Underwriters to the Company. See “Underwriting”.

Taseko is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Taseko prepares its financial statements, which are included in this prospectus supplement and incorporated by reference in the Prospectus, in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. Taseko’s financial statements may not be comparable to the financial statements of U.S. companies.

Purchasing the Company’s securities may subject you to tax consequences both in the United States and Canada. This prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and the Prospectus fully and consult with your own tax advisers.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that Taseko is incorporated under the laws of British Columbia, a majority of Taseko’s directors are not U.S. residents, a majority of Taseko’s officers and certain of the experts named in this prospectus supplement and the Prospectus are residents of Canada and a substantial portion of the Company’s assets are located outside the United States.

Taseko expects that delivery of the Notes in book-entry form will be made through The Depository Trust Company on or about April   , 2011.

Sole Book-Running Manager

Barclays Capital
Co-Managers

BMO Capital Markets	TD Securities

Prospectus Supplement dated April   , 2011

Prospectus Supplement

S-i

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes we are offering and the method of distribution of the Notes and also supplements and updates information regarding Taseko contained in the Prospectus. The second part, the Prospectus, gives more general information about securities Taseko may offer from time to time, some of which may not apply to this Offering. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the Prospectus. Before investing, you should carefully read both this prospectus supplement and the Prospectus together with the additional information about Taseko to which we refer you to in “Documents Incorporated By Reference” and “Where You Can Find More Information”.

You should rely only on information contained in this prospectus supplement, the Prospectus, the documents we incorporate by reference in this prospectus supplement and the Prospectus, and any term sheet we provide describing the final terms of the Notes. If information in this prospectus supplement is inconsistent with the accompanying Prospectus or the information incorporated by reference, you should rely on this prospectus supplement. Taseko has not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. Taseko is offering the Notes only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the Prospectus and you should not assume otherwise.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the Prospectus are part of a “shelf” registration statement on Form F-10 that Taseko has filed with the SEC. The shelf registration statement became effective with the SEC on April 5, 2011. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

In this prospectus supplement, unless stated otherwise or the context requires, all dollar amounts are expressed in Canadian dollars. All references to “US$” are to the lawful currency of the United States and all references to “$”, “C$”, “CDN$” or “CAD” are to the lawful currency of Canada.

Some of the information contained or incorporated by reference in this prospectus supplement and the Prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. Taseko believes that such information is accurate and that the sources from which it has been obtained are reliable. However, Taseko cannot guarantee the accuracy of such information and Taseko has not independently verified the assumptions upon which projections of future trends are based.

In this prospectus supplement, unless the context requires otherwise, “Taseko”, the “Company”, “we”, “us” and “our” refer to Taseko Mines Limited and its subsidiaries through which it operates. Certain capitalized terms used but not defined herein have the meanings given to those terms in the Prospectus.

Taseko prepares its financial statements in accordance with Canadian GAAP, which differs from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our financial statements incorporated by reference in this prospectus supplement and the Prospectus, and in the documents incorporated by reference in this prospectus supplement and the Prospectus, may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles. Prospective investors should refer to note 23, “Differences between Canadian and United States Generally Accepted Accounting Principles,” included in our consolidated financial

S-ii

statements included herein for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP. Such note should be read in conjunction with the Company’s audited consolidated financial statements as at and for the fiscal periods ended December 31, 2010, 2009 and 2008.

EXCHANGE RATE INFORMATION

In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates in effect during such periods; (iii) the high rate of exchange in effect during such periods; and (iv) the low rate of exchange in effect during such periods, such rates, in each case, based on the noon rates of exchange for conversion of one Canadian dollar to one U.S. dollar as reported by the Bank of Canada.

	Year Ended December 31,
	2008	2009	2010

Low	0.7711	0.7692	0.9278
High	1.0289	0.9716	1.0054
Average	0.9381	0.8757	0.9709
End	0.8166	0.9555	1.0054

On December 31, 2010, the noon exchange rate quoted by the Bank of Canada for conversion of Canadian dollars to U.S. dollars was C$1.00 = US$ 1.0054.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the Prospectus, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that we expect to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimates”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by our company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	delays or inability to successfully complete the environmental assessment review process for the Prosperity Project;

•	the potential for increase in the cash cost of production at the Gibraltar Mine;

•	lack of mineral reserves at the Harmony Project and Aley Project;

•	the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove to be unreliable, and may be subject to revision based on various factors;

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•	inability to achieve target recoveries and concentrate grades estimated from metallurgical test work on drill core samples provided for testing;

•	fluctuation of metal prices and currency rates;

•	uncertain project realization values;

•	current global economic conditions;

•	changes in mining legislation adversely affecting our operations;

•	inability to obtain adequate financing on acceptable terms;

•	inability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws;

•	inability to attract and retain key personnel; and

•	other risks detailed from time-to-time in our quarterly filings, annual information forms, annual reports and annual filings with securities regulators, and those risks which are discussed under the heading “Risk Factors” in this prospectus supplement.

Certain of the assumptions the Company has made include assumptions regarding, among other things:

•	future commodity prices;

•	the cost of carrying out exploration and development activities on certain of the Company’s mineral properties;

•	the Company’s ability to obtain and keep the necessary expertise in order to carry out its operating, exploration and development activities within the planned time periods; and

•	the Company’s ability to obtain adequate financing on acceptable terms.

Such forward-looking statements are included, among other places, in this prospectus supplement under the headings “Taseko Mines Limited”, “Use of Proceeds” and “Risk Factors”, in the Prospectus under the heading “The Company” and in the Annual Information Form (as defined in this prospectus supplement) under the heading “Description of Business”, and in the Management’s Discussion and Analysis for the year ended December 31, 2010, each of such documents being incorporated by reference in this prospectus supplement and the Prospectus.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors in this prospectus supplement and the Prospectus is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in this prospectus supplement and the Prospectus. See “Risk Factors” in this prospectus supplement for a more detailed discussion of these risks.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in this prospectus supplement and the Prospectus and the documents incorporated by reference in this prospectus supplement and the Prospectus are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this prospectus supplement to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities regulatory authorities of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island. Copies of the documents incorporated herein by reference may be obtained on request without charge from Taseko Mines Limited, #300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 (Telephone (604) 684-6365) Attn: the Secretary, and are also available electronically at www.sedar.com. The Company’s filings through SEDAR are not incorporated by reference in this prospectus supplement or the Prospectus except as specifically set out herein or therein.

This prospectus supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering described in this prospectus supplement. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus.

The following documents filed with the securities commission or similar regulatory authority in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island, are specifically incorporated by reference into, and except where otherwise provided, form an integral part of, this prospectus supplement and the Prospectus:

•	annual information form dated March 28, 2011 for the fiscal year ended December 31, 2010 (the “Annual Information Form”);

•	consolidated financial statements and the notes thereto as at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 and for the fifteen month period ended December 31, 2008, together with the auditors’ report dated March 16, 2011 thereon;

•	management’s discussion and analysis for the year ended December 31, 2010;

•	management information circular dated May 13, 2010 relating to the annual general meeting of shareholders held June 16, 2010; and

•	consolidated financial statements and the notes thereto as at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 and the fifteen month period ended December 31, 2008 which include note 23, “Differences between Canadian and United States Generally Accepted Accounting Principles”, together with the auditors’ report dated March 28, 2011 thereon. These financial statements were filed in Canada on March 30, 2011 as “Other” and filed in the United States with the Company’s 40-F Annual Report on March 30, 2011.

Material change reports (other than confidential reports), business acquisition reports, interim financial statements, all other documents of the type referred to above and any other document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with the securities regulatory authority in the Provinces of British Columbia, Alberta, Manitoba, Ontario, Saskatchewan, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island after the date of the Prospectus and before completion or withdrawal of the Offering, will also be deemed to be incorporated by reference into this prospectus supplement and the Prospectus.

To the extent that any document or information incorporated by reference into this prospectus supplement or the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement or the Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement or the Prospectus form a part. In addition, Taseko may incorporate by reference into this prospectus supplement or the Prospectus, or the registration statement of which they form a part, other information from documents that we file with or furnish to the SEC pursuant to

S-v

Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended, if and to the extent expressly provided therein.

Any statement contained in this prospectus supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the Prospectus will be deemed to be modified or superseded for the purposes of this prospectus supplement or the Prospectus to the extent that a statement contained in this prospectus supplement or the Prospectus or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference in this prospectus supplement or the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the Prospectus.

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PROSPECTUS SUMMARY

The summary below does not contain all the information that you may consider important in making your decision to invest in the Notes and is qualified in its entirety by and should be read in conjunction with the detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this prospectus supplement and the Prospectus.

Company Overview

Taseko’s business is focused on enhancing the production of copper and molybdenum from its 75% owned Gibraltar mine (“Gibraltar” or the “Gibraltar Mine”) and on permitting its Prosperity gold and copper project (the “Prosperity Project”). A feasibility study has been completed for the Prosperity Project, demonstrating mineral reserves as defined under National Instrument 43-101 (“Standards for Disclosure for Mineral Properties”) of the Canadian Securities Administrators. As no permits are in place, the Prosperity Project does not have reserves under US SEC Guide 7 Standards. Both the Gibraltar Mine and the Prosperity Project are located in central British Columbia, Canada.

The Company has two additional properties located in British Columbia, including the exploration stage gold property known as the Harmony project (the “Harmony Project”), and the exploration stage niobium project known as the Aley project (the “Aley Project”). Mineralization at the Harmony Project has not at this time been determined to constitute a proven or probable reserve, and there are no mineral resources currently estimated at the Aley Project. Except for the joint venture established with Cariboo Copper Corp. (“Cariboo”) for the Gibraltar Mine, Taseko and its subsidiaries currently own all of their projects outright.

After focusing on the recommencement of copper production at the Gibraltar Mine from 2005 through 2007, the Company reactivated environmental and economic work on the Prosperity Project. A favorable feasibility study on the Prosperity Project was completed in September 2007, which projects the technical and economic feasibility of the project under long-term metal price forecasts, which are well below current spot prices.

From 2008 through 2010, Taseko expanded the ore concentrator and made other production improvements at the Gibraltar Mine. Taseko also continued to advance the Prosperity Project through the environmental assessment process. In 2010, the Company completed a successful exploration program at the Aley Project and also initiated project assessment work on the Harmony Project. Taseko believes there will continue to be demand for copper, molybdenum, gold, and niobium for the foreseeable future and there will be a continuing need to replace depleted reserves from existing mines. Hence, it sees value in the projects for which economics have not yet been determined.

Taseko’s common shares are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange AMEX (“NYSE AMEX”) with a market capitalization of C$1.1 billion and US$1.1 billion, respectively, as of April 1, 2011.

Recent Developments

In 2011, the Company plans to move forward with an expansion at Gibraltar. The Gibraltar Development Plan 3 (“GDP-3”) will include construction of a new concentrator to complement the existing 55,000 tons per day (“tpd”) facility, increasing annual production capacity to 180 million pounds of copper, at life of mine average grade. A new molybdenum recovery facility is also planned to increase annual molybdenum production to over two million pounds. The capital cost for the concentrator facility is estimated to be $235 million and approximately $90 million for the additional mining equipment. The estimated $325 million total capital cost represents 100% of the outlays required. The Company’s share is expected to be 75% of that amount. However, proceeding with GDP-3 will require the consent of Cariboo which has a consent right over the approval of any operating plan and budget or capital budget, which results in a 30% or greater variance from the long term mine plan which was provided to Cariboo prior to establishing the joint venture. On March 29, 2011, Taseko made a proposal to Cariboo that Taseko would fund 100% of the GDP-3 expansion pending Cariboo either electing to pay its 25% share prior to completion of construction, plus interest, or if it did not so elect by that time, Taseko would recover Cariboo’s share of the project costs that it had funded through priority on all the positive cash flow from the expansion after which the parties would revert to 75:25 for all of the Gibraltar Mine operations. On April 4th, 2011, Cariboo confirmed that, based on the GDP-3 presentation made by Taseko, but subject to any subsequent changes in circumstances that would have an adverse effect on the Gibraltar Mine or Cariboo’s rights under the Joint Venture Operating Agreement (as determined in Cariboo’s reasonable discretion), Cariboo does not intend to veto or otherwise prevent Taseko from proceeding with the expansion, project while Taseko’s proposal remains under consideration by Cariboo. See “Risk Factors — Risks Related to the Notes — The use of the net proceeds of the Offering to fund the GDP-3 expansion of the Gibraltar Mine requires the consent of Cariboo. In addition, our management will have broad discretion in allocating the net proceeds of the Offering, and may use the proceeds in ways in which you disagree”.

Business Strategy

Taseko’s business is focused on enhancing the production of copper and molybdenum from the Gibraltar Mine and on permitting the Prosperity Project. Taseko intends to pursue this strategy through the following initiatives:

Expand the Gibraltar Mine:  Taseko intends to maximise the value of the Gibraltar Mine through the continued, phased expansion of the operation. The Company has already successfully completed a major, multi-phase expansion and modernization program. On February 16, 2011, Taseko announced that its Board of Directors had approved plans to proceed with a further capacity increase at the Gibraltar Mine, the GDP-3 project. The GDP-3 expansion is expected to increase mill throughput from 55,000 tpd to 85,000 tpd, and increase Gibraltar’s annual copper production by approximately 50% from 120 million pounds to 180 million pounds, at life of mine average grade. In addition, an integral part of the GDP-3 project is a new molybdenum recovery facility, which is expected to increase molybdenum metal production by over one million pounds per year. Note, however, that, as discussed above, the GDP-3 expansion requires the consent of Cariboo.

Focus on large deposits with long reserve life:  Taseko generally seeks to acquire, develop and operate large tonnage mineral deposits which, under conservative metals price assumptions, are potentially capable of supporting production for 10 years or longer. The Company has planned a 2011 drill program at the Gibraltar Mine to facilitate the conversion of a significant portion of Gibraltar’s 500 million tons of measured and indicated resources to proven and probable reserves.

Focus on cost control:  Taseko seeks to control its costs to generate positive cash flow at all points of the copper price cycle. Taseko is focused on continual operational improvement and cost control and identifies improvement initiatives through its budget process and mine life planning. Through the efforts of its experienced and well-trained workforce, Taseko has already achieved many operational improvements and expects to generate additional improvements in the areas of mine planning, ore haulage and ore processing.

Concentrate on low political risk jurisdictions:  Taseko has assembled a portfolio of four properties that are all located in British Columbia, Canada. In the future, the Company intends to continue to focus its efforts on mineral deposits that are located in jurisdictions that Taseko believes to be politically stable and supportive of the mining industry.

Maintain a conservative financial profile:  Taseko intends to maintain a conservative financial profile to ensure it is well positioned to manage future volatility in commodity prices and to respond to opportunities as they arise. Taseko intends to fund its development and exploration programs using cash flow, proceeds from property dispositions, equity or debt financings or a combination of these sources.

Competitive Strengths

Taseko believes the following strengths provide the Company with significant competitive advantages as it executes its business strategy:

Established producer with long-standing operating track record:  Taseko’s primary asset, the Gibraltar Mine, is the second largest open pit copper mine in Canada, with nearly 40 years of operation from four pits. Taseko’s management restarted the mine in 2004 and completed the Phase I expansion in February 2008. The Phase II expansion is scheduled for completion in the second quarter of 2011. In 2010, the Gibraltar Mine produced approximately 92.3 million pounds of copper and 941,000 pounds of molybdenum. Gibraltar has historically produced a clean concentrate that is acceptable to a broad range of smelters. Construction on GDP-3 is expected to commence in spring and commissioning is expected by early 2013 with no impact on existing operations. GDP-3 will include the construction of a new 30,000 tpd concentrator to complement the existing 55,000 tpd facility. Note, however, that, as discussed above, the GDP-3 expansion requires the consent of Cariboo.

The graph below illustrates the Gibraltar Mine’s historical mill throughput and copper grade by quarter (100% basis).

Long life asset with relatively low-risk mining operations:  The robust, scalable open pit Gibraltar Mine has been operating for nearly 40 years, and has historically enjoyed very few non-discretionary production disruptions. The Gibraltar mine life is 23 years at current production rates. Reserve growth at the Gibraltar Mine has been achieved through exploration and resource conversion. Taseko’s current exploration program is focused on converting a portion of the approximately 500 million tons of measured and indicated resources to proven and probable reserves.

Attractive jurisdiction:  Taseko’s assets are located in British Columbia, Canada — a politically stable and mining friendly jurisdiction. Taseko believes the British Columbia government has taken a pro-mining view with respect to future economic development of the province given the desire to keep high tax-paying jobs in-province. The Gibraltar Mine is located in close proximity to existing infrastructure and a skilled labour force. Taseko believes that Gibraltar’s access to low cost grid power also provides the Company with a competitive cost advantage.

The stars in the map below identify the location of Taseko’s assets in relation to surrounding major towns and cities.

Experienced management team and Board of Directors:  Taseko’s award winning management and Board of Directors have extensive mining industry expertise, including considerable experience in copper mining and mining in British Columbia. The management team is led by Mr. Russell Hallbauer (Chief Executive Officer) who possesses 35 years of experience in the mining industry. Prior to Taseko, Mr. Hallbauer was with Teck Cominco Ltd, where he held responsibilities as General Manager of Base Metal Joint Ventures and General Manager of Coal Operations. Mr. John McManus, Senior Vice President, Operations, has 30 years of experience in the mining industry. Prior to Taseko, Mr. McManus was General Manager, Coal Mountain Operation at Elk Valley Coal Corp. Mr. McManus’ past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines.

Taseko believes the combination of an experienced board of directors and management team provides the Company with a competitive advantage in operating the Gibraltar Mine, advancing its development projects and capitalizing on future growth opportunities.

Conservative financial profile:  As of December 31, 2010, Taseko had cash and cash equivalents of $212 million, $38 million of senior indebtedness outstanding, consisting primarily of equipment loans and capital lease obligations, and no material legacy liabilities. On an as adjusted basis for the Offering, our ratio of total debt at December 31, 2010 to Adjusted EBITDA for the twelve months then ended will remain modest at 2.3x. See “Summary Historical Financial and Other Data.”

Taseko utilizes an active risk management strategy. The Company currently has put option contracts covering 100% of its projected share of production from the Gibraltar Mine through the third quarter of 2011. Taseko intends to continue to actively protect downside risk on a rolling basis.

The Company has a history of funding growth through equity offerings, minority stake sales, off-take financing and gold streaming transactions.

Gibraltar Resources and Reserves

The proven and probable reserves as of December 31, 2010 are tabulated in the table below and are NI 43-101 and SEC Guide 7 compliant.

Gibraltar Mine Mineral Reserves — Sulphide Mineral Reserves
at 0.20% Copper Cut-off

			Copper	Molybdenum
		Tons	(Cu)	(Mo)
Pit	Category	(millions)	(%)	(%)

Connector	Proven	40.4	0.296	0.010
	Probable	14.8	0.271	0.009

	Subtotal	55.2	0.289	0.010

Gibraltar	Proven	66.8	0.286	0.008
	Probable	33.3	0.285	0.013

	Subtotal	100.1	0.286	0.010

Granite	Proven	163.4	0.323	0.009
	Probable	21.6	0.319	0.009

	Subtotal	185.0	0.322	0.009

Gibraltar Extension	Proven	75.4	0.352	0.002
	Probable	29.3	0.304	0.002

	Subtotal	104.7	0.339	0.002

Total		445.0	0.314	0.008

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated” resources. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The mineral reserves stated above are contained within the mineral resources indicated in the table below:

Gibraltar Mine Mineral Resources
at 0.20% Copper Cut-off

		Copper	Molybdenum
	Tons	Cu	Mo
Category	(millions)	(%)	(%)

Measured	583.0	0.301	0.008
Indicated	361.0	0.290	0.008

Total	944.0	0.297	0.008

There are also oxide reserves, identified in both the Connector and Gibraltar pits as shown in the table below. These oxide reserves are in addition to the sulphide reserves stated in the reserve table on the previous page and are contained within the resources contained in the table above.

Gibraltar Mine — Oxide Mineral Reserves
at 0.10% ASCu cut-off

	Tons	Cu	ASCu
Pit	(millions)	(%)	(%)

Connector	12.7	0.349	0.151
Gibraltar	0.5	0.152	0.121

Total	13.2	0.341	0.150

The mineral resource and reserve estimations were completed by Gibraltar Mine staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering, a Qualified Person under NI 43-101 and the author of the Gibraltar Technical Report (as defined herein). Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation.

Prosperity Resources and Reserves

In 2009, Taseko incorporated different long term prices for copper and gold prices from those assumed in 2007 and re-evaluated the reserves on the basis of $1.65/lb Cu and $650/oz Au. The resulting mineral reserves are shown in the table below.

Prosperity Mineral Reserves
at CDN$5.50 NSR/t Pit-Rim Cut-off

	Tonnes	Gold	Copper	Recoverable Gold	Recoverable Copper
Category	(millions)	(g/t)	(%)	Ounces (millions)	Pounds (billions)

Proven	481	0.46	0.26	5.0	2.4
Probable	350	0.35	0.18	2.7	1.2

Total	831	0.41	0.23	7.7	3.6

Recoverable gold and copper are calculated using life of mine average target recoveries of 69% and 87% for gold and copper, respectively.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated” resources. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted.

The mineral resources for the Prosperity Project shown below include the mineral reserves shown above. Resource estimates were based on a copper cut-off of 0.14%.

Prosperity Mineral Resources
at 0.14% copper cut-off — September 2009

	Tonnes	Gold	Copper
Category	(millions)	(g/t)	(%)

Measured	547.1	0.46	0.27
Indicated	463.4	0.34	0.21

Total	1,010.5	0.41	0.24

Industry Overview

Unless specifically stated otherwise, the following information on copper has largely been extracted from the “World Copper Factbook 2010”, published by the International Copper Study Group (“ICSG”). ICSG’s website is www.icsg.org (for the avoidance of doubt, such website is not part of or incorporated by reference in this prospectus supplement or the Prospectus).

Copper Overview

Copper is a metal that is ductile, corrosion resistant, malleable and an excellent conductor of heat and electricity. Alloyed with other metals, such as zinc (to form brass), aluminum or tin (to form bronzes), or nickel, for example, it can acquire new characteristics for use in highly specialized applications. Copper’s physical, chemical and aesthetic properties make it a material of choice in a wide range of applications.

Copper is often considered the best nonprecious metal conductor of electricity as it encounters much less resistance compared with other commonly used metals. In addition, copper’s exceptional strength, ductility and resistance to creeping and corrosion makes it the preferred and safest conductor for commercial and residential building wiring.

New copper applications being developed include antimicrobial copper touch surfaces, lead-free brass plumbing, high tech copper wire, heat exchangers, and new consumer products. Furthermore, copper is an essential component of energy efficient generators, motors, transformers and renewable energy production systems. Renewable energy sources such as solar, wind, geothermal, fuel cells and other technologies are all heavily reliant on copper due to its excellent conductivity.

                    Source: ICSG

Copper Demand

The global demand for copper continues to grow: world refined usage has surged by around 300% in the last 50 years as a result of expanding sectors such as electrical and electronic products, building construction, industrial machinery and equipment, transportation equipment, and consumer and general products. Refined copper usage (usage by semi plants or the first users of copper) in 2009 reached nearly 18.2 million tonnes. China was the largest consumer of refined copper in 2009 with apparent usage of over 7 million tonnes. According to the International Copper Association (ICA), usage of copper in end-use products totaled over 22 million tonnes last year. ICA figures indicate that electrical power was the largest copper end-use sector last year, followed by industrial use, power utility, and consumer and general products.

Source: ICSG	Source: ICSG

Copper Supply

With copper concentrate in strong demand, there has been growing interest in understanding the obstacles that can prevent copper mine supply from coming on-stream. Preliminary figures indicate that global copper mine production in 2009 reached over 15.7 million tonnes. The largest producer of mined copper was Chile (nearly 5.4 million tonnes). Smelter production in 2009 reached over 14.5 million tonnes. China was the largest producer of blister & anode in 2009 (over 3.4 million tonnes). New copper supply is expected to remain constrained by higher operating and capital costs, longer lead times to development, declining ore grades and increased geopolitical challenges.

Source: ICSG	Source: ICSG

Copper Production

Primary copper mining production starts with the extraction of copper-bearing ores. There are three basic methods of copper mining: surface mining, underground mining and leaching. Surface mining is the predominant mining method in the world.

After the ore has been mined, it is crushed, ground and concentrated through a flotation process. The obtained copper concentrates typically contain around 30% copper, but grades can range from 20-40%. In the following smelting process, sometimes preceded by a roasting step, copper is transformed into a “matte” containing 50-70% copper. The molten matte is processed in a converter resulting in a so-called blister copper of 98.5-99.5% copper content. In the next step, the blister copper is fire refined in the traditional process route, or, increasingly, re-melted and cast into anodes for electro-refining. The output of electro-refining is refined copper cathodes, assaying over 99.99% of copper.

Alternatively, in the hydrometallurgical route, copper is extracted from mainly low grade oxide ores and also some sulphide ores, through leaching (solvent extraction) and electrowinning (SX-EW process). The output is the same as through the electro-refining route. ICSG estimates that in 2009, refined copper production from SX-EW represented 18% of total copper refined production.

Refined copper derived from mine production (either from metallurgical treatment of concentrates or SX-EW) is referred to as “primary copper production”. However, there is another important source of raw material which is scrap. Copper scrap derives from either metals discarded in semi- fabrication or finished product manufacturing processes (“new scrap”) or obsolete end-of-life products (“old scrap”). Refined copper production attributable to recycled scrap feed is classified as “secondary copper production”. Secondary producers use processes similar to those employed for primary production. ICSG estimates that in 2009, at the refinery level, secondary copper refined production reached around 16% of total copper refined production.

Copper Market Conditions

Historically, the price of copper has been both volatile and cyclical, a reflection of current and expected economic conditions and the supply of and demand for copper.

Over the last ten years, the price of copper has averaged US$ 2.29/ lb. The price of copper has increased considerably since 2009 as economic conditions have improved. The current London Market Exchange (“LME”) copper price is US$ 4.23/ lb as of April 1, 2011.

Taseko believes there will continue to be demand for copper for the foreseeable future and there will be a continuing need to replace depleted reserves from existing mines. Copper prices have benefited from Chinese demand growth and declining inventory levels. Additionally, the expectation of continued demand from Asia, global economic growth, limited availability of scrap and constrained sources of new supply should continue to lend support to prices.

Source: Bloomberg

SUMMARY OF THE OFFERING

The summary below describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus supplement and the “Description of Securities — Debt Securities” section of the Prospectus contain a more detailed description of the terms and conditions of the Notes.

Issuer	Taseko Mines Limited

Notes Offered	US$200,000,000 principal amount of % Senior Notes due 2019.

Maturity Date	The Notes will mature on , 2019.

Interest	Interest on the Notes will accrue at a rate of % per annum.

Interest on the Notes will be payable on and of each year, beginning on , 2011, and will accrue from the issue date of the Notes.

Ranking	The Notes will be senior unsecured obligations of Taseko and will:
• rank senior in right of payment to any future senior subordinated or subordinated indebtedness of Taseko;

• rank pari passu in right of payment with all existing and future senior indebtedness of Taseko;

• be effectively subordinated to all future secured indebtedness of Taseko, if any, to the extent of the value of the assets securing such indebtedness; and

• be structurally subordinated to all obligations of each of Taseko’s subsidiaries that is not a guarantor of the Notes.

Similarly, the Note guarantees will be senior unsecured obligations of the guarantors and will:

• be senior in right of payment to each guarantor’s future senior subordinated or subordinated indebtedness;

• be pari passu in right of payment with all existing and future senior indebtedness of each guarantor;

• be effectively subordinated to any secured indebtedness of each guarantor to the extent of the value of the assets securing such indebtedness; and

• be structurally subordinated to all obligations of any subsidiary of a guarantor if that subsidiary is not also a guarantor of the Notes.

As of December 31, 2010, Taseko had approximately $38.3 million of senior indebtedness outstanding, consisting primarily of equipment loans and capital lease obligations.

See “Credit Supporter Disclosure”.

Guarantees	The Notes will be guaranteed on a senior unsecured basis by each of Taseko’s existing and future subsidiaries, other than certain immaterial subsidiaries. The subsidiary guarantees will in turn be guaranteed by Taseko.

Optional Redemption	Prior to , 2014, Taseko may redeem, at Taseko’s option, up to 35% of the aggregate principal amount of the Notes in an amount not greater than the net proceeds of certain equity offerings, at a redemption price equal to % of their principal amount, plus accrued and unpaid interest to the date of redemption of Notes being redeemed, provided that at least 65% of the aggregate principal amount of the Notes remains outstanding immediately following the redemption. See “Description of the Notes — Optional Redemption.”

Prior to , 2015, Taseko may redeem some or all of the Notes for cash at a redemption price equal to 100% of their principal amount plus a “make-whole” premium (as described in “Description of the Notes — Optional Redemption”), plus accrued and unpaid interest to the redemption date.

Beginning on , 2015, Taseko may redeem some or all of the Notes at the redemption prices listed under “Description of the Notes — Optional Redemption”, plus accrued and unpaid interest to the redemption date.

Taseko may also redeem the Notes, in whole but not in part, at any time, upon giving proper notice, if Taseko becomes obligated to pay additional amounts to holders of the Notes as a result of a change in the tax laws of any relevant jurisdiction, at a price equal to the principal amount of the Notes, plus accrued and unpaid interest and additional amounts on the Notes to the date of redemption. See “Description of the Notes — Redemption for Changes in Withholding Taxes”.

Change of Control Offer	If Taseko experiences a change in control, Taseko must give holders of the Notes the opportunity to sell their Notes to Taseko at 101% of their principal amount, plus accrued and unpaid interest. See “Description of the Notes — Repurchase at the Option of Holders — Change of Control”.

Taseko might not be able to pay the required price for Notes presented to Taseko at the time of a change of control, because Taseko might not have enough funds at that time.

Asset Sale Proceeds	Upon certain asset sales, Taseko may be required to use the net proceeds of such asset sales to purchase a portion of the Notes at 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase, as described under the heading, “Description of the Notes — Repurchase at the Option of Holders — Asset Sales”.

Certain Covenants	The indenture governing the Notes will contain covenants limiting, among other things, Taseko’s ability and the ability of Taseko’s restricted subsidiaries to:

• incur additional debt;

• pay dividends or distributions on our capital stock or repurchase our capital stock;

• issue stock of subsidiaries;

• make certain investments;

• create liens on our assets;

• enter into transactions with affiliates;

• merge, amalgamate or consolidate with another company; and

• transfer and sell assets.

These covenants are subject to a number of important limitations and exceptions. See “Description of the Notes”.

If at any time the Notes are rated investment grade by both Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc. and no default or event of default has occurred and is continuing under the indenture governing the Notes, certain of the foregoing covenants will terminate and will no longer apply to the Company or its subsidiaries. See “Description of the Notes — Certain Covenants — Changes in Covenants when Notes Rated Investment Grade”.

No Prior Market	The Notes will be new securities for which there is currently no market. Although the Underwriters have informed Taseko that they intend to make a market in the Notes, they are not obligated to do so and they may discontinue market making activities at any time without notice. Accordingly, Taseko cannot assure you that a liquid market for the Notes will develop or be maintained. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

Use of Proceeds	Taseko expects to use the net proceeds from the Offering to fund its 75% share of the GDP-3 expansion of the Gibraltar Mine, and the remainder for general corporate purposes. See “Use of Proceeds”.

Use of the net proceeds to fund the GDP-3 expansion requires the consent of Cariboo. While this is now under consideration by Cariboo, there is no certainty that we will receive Cariboo’s consent on acceptable terms or at all and, as a consequence, we may instead use the net proceeds for general corporate purposes. See “Risk Factors — Risks Related to the Notes — The use of the net proceeds of the Offering to fund the GDP-3 expansion of the Gibraltar Mine requires the consent of Cariboo. In addition, our management will have broad discretion in allocating the net proceeds of the Offering, and may use the proceeds in ways in which you disagree”.

Risk Factors	Investing in the Notes involves substantial risks. See “Risk Factors” contained herein and in the documents incorporated by reference herein for a description of certain of the risks you should consider before investing in the Notes.

Governing Law for the Notes and Guarantees	The Notes and guarantees of the Notes will be governed by the laws of the State of New York.

U.S. Trustee	The Bank of New York Mellon

Canadian Co-Trustee	BNY Trust Company of Canada

Summary Historical Financial and Other Data

The following tables set forth a summary of our historical financial and other data. The summary historical statement of operations data for the years ended December 31, 2010 and 2009 and the fifteen months ended December 31, 2008, and the summary historical balance sheet data as of December 31, 2010 and 2009, have been derived from our audited and consolidated financial statements (including the notes thereto, the “financial statements”), which are included in this prospectus supplement. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in thousands of Canadian dollars. Our historical results set forth below are not necessarily indicative of results to be expected for any future period. This “Summary Historical Financial and Other Data” should be read in conjunction with “Selected Historical Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus supplement.

	15 months
	Ended
	December 31,	Year Ended December 31,
	2008	2009	2010
	(In thousands of dollars)

Statements of Operations Data:
Revenues	$231,678	$188,902	$278,460
Costs and expenses
Cost of sales	$196,261	$132,434	$142,674
Depletion, depreciation and amortization	7,363	8,150	10,336

Operating profit	$28,054	$48,318	$125,450
Other expenses	30,141	21,288	18,284

Earnings (loss) before other items	$(2,087)	$27,030	$107,166
Gain on contribution to the joint venture	—	—	95,114
Unrealized (loss) on derivative instruments	—	(15,775)	(6,898)

Earnings (loss) before income taxes	$(2,087)	$11,255	$195,382
Income tax expense (recovery)	(5,597)	694	46,784

Net earnings	$3,510	$10,561	$148,598

Other Operating Data:
EBITDA(1)(3)	$6,797	$21,528	$191,985
Adjusted EBITDA(2)(3)	$6,629	$35,485	$101,499

	Year Ended December 31,
	2009	2010
	(In thousands of dollars)

Consolidated Balance Sheet Data (as of the end of each period presented):
Cash and cash equivalents	$35,082	$211,793
Property and equipment, net	$339,958	$312,487
Total assets	$535,095	$687,612
Total debt (including current portion and excluding debt discount)	$74,203	$38,333
Total liabilities	$238,402	$217,661
Total shareholders’ equity	$296,693	$469,951

(1)	EBITDA represents net earnings before interest, income taxes, and depletion, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results.

We believe issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation and amortization are non-cash charges.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	although depletion, depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed under “Adjusted EBITDA” below; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. See the Consolidated Statements of Cash Flow included in our financial statements included elsewhere in this prospectus supplement.

(2)	We present Adjusted EBITDA as a further supplemental measure of our performance and ability to service debt. We prepare Adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we consider non-recurring or do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that we believe are not likely to recur or are not indicative of our future operating performance consisting of: (i) gain on contribution to the joint venture; (ii) gain on the sale of marketable securities; (iii) loss or gain on extinguishment of debt; (iv) premium paid on redemption of royalty obligation; (v) unrealized derivative instrument losses; and (vi) changes in the fair value of financial instruments. While some of the adjustments are recurring, we believe the elimination of the gain on the contribution to the joint venture, gains/losses on marketable securities, gains/losses on extinguishment of debt and the premium paid on redemption of royalty obligation do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future results. Furthermore, unrealized derivative instrument losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

The reconciliation between net earnings, EBITDA, and Adjusted EBITDA is as follows for the years indicated:

	15 Months Ended
	December 31,	Year Ended December 31,
	2008	2009	2010
	(In thousands of dollars)

Net earnings	$3,510	$10,561	$148,598
Add:
Depletion, depreciation and amortization	7,363	8,150	10,336
Interest expense	11,222	9,525	4,542
Interest and other income	(9,701)	(7,402)	(18,275)
Income tax expense (recovery)	(5,597)	694	46,784

EBITDA	$6,797	$21,528	$191,985
Add: other non-operating or non-recurring items
Gain on contribution to joint venture(a)	—	—	(95,114)
Gain on sale of marketable securities(b)	(1,034)	(188)	(4,087)
Loss (gain) on extinguishment of debt(c)	—	(1,630)	834
Premium paid on redemption of royalty obligation(d)	—	—	1,302
Unrealized loss on derivative instruments(e)	—	15,775	6,898
Change in fair value of financial instruments(f)	866	—	(319)

Adjusted EBITDA	$6,629	$35,485	$101,499

(a)	On March 31, 2010, the Company entered into an agreement to form an unincorporated joint venture over the Gibraltar Mine. The total gain on the Company’s contribution to the joint venture was $389.5 million, of which $95.1 million was recognized in income based on the 25% investment by Cariboo, our joint venture counterparty.

(b)	Represents gains/losses on the sale of available-for-sale investments.

(c)	During 2009, the Company repurchased US$20 million of its convertible bonds (the “bonds”) from bondholders for the purpose of cancellation. The Company allocated the consideration paid on the extinguishment of the bonds to the liability and equity elements of the security. A gain of $1.6 million attributable to the liability portion was recorded in income. During 2010, the Company realized a loss of $0.8 million as a result of early repayment of its US$50 million term facility with Credit Suisse.

(d)	During 2010, the Company exercised its option to repurchase a royalty obligation and issued shares with a fair value of $7.8 million and a carrying value of $6.5 million to settle the obligation. The $1.3 million difference was recognized in income.

(e)	Represents unrealized losses on the mark-to-market of outstanding put option contracts for copper as at each period end.

(f)	Represents changes in fair value of financial instruments during the period.

(3)	EBITDA and Adjusted EBITDA in this table are measures of our performance that are not required by, or presented in accordance with, Canadian or United States GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under Canadian or United States GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with Canadian or United States GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

RISK FACTORS

An investment in the Notes is highly speculative and subject to a number of risks. You should carefully consider the information in this prospectus supplement and the Prospectus, as well as the risk factors and other information set out in the Annual Information Form and other documents incorporated by reference herein before investing in the Notes. The risks and uncertainties described in this prospectus supplement and the documents incorporated by reference in this prospectus supplement and the Prospectus are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected, the trading price of the Notes could decline and you could lose all or part of your investment.

Risks Relating to the Company

Changes in the market price of copper, gold and other metals, which are volatile and have fluctuated widely, affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of copper, gold and other metals and minerals produced from our mineral properties. The market price of copper, gold and other metals is volatile and is affected by numerous factors beyond our control, including:

•	expectations with respect to the rate of inflation;

•	the relative strength of the U.S. dollar and certain other currencies;

•	interest rates;

•	global or regional political or economic conditions, including interest rates and currency values;

•	supply and demand for industrial products and jewelry containing metals; and

•	sales by central banks and other holders, speculators and producers of copper, gold and other metals in response to any of the above factors.

A decrease in the market price of copper, gold and other metals could affect our ability to finance the development of the Prosperity Project and the exploration and development of our other mineral properties, including the Gibraltar Mine, which could have a material adverse effect on our financial condition and results of operations. Copper and gold prices are near a historical high and there can be no assurance that the market price of copper and other metals will remain at current levels or that such prices will improve. There is no assurance that if commercial quantities of copper, gold and other metals are discovered, that a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

Mining involves various types of risks and hazards, including:

•	environmental hazards;

•	industrial accidents;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations;

•	structural cave-ins or slides;

•	flooding;

•	fire;

•	metals losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses, and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry. We may suffer a material adverse impact on our business if we incur losses related to any significant events that are not covered by its insurance policies.

Lack of infrastructure could delay or prevent us from developing advanced projects.

Completion of the development of our advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of our advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

•	the development of our projects will be commenced or completed on a timely basis, if at all;

•	the resulting operations will achieve the anticipated production volume; or

•	the construction costs and ongoing operating costs associated with the development of our advanced projects will not be higher than anticipated.

We are subject to significant governmental regulation.

Our operations and exploration and development activities in Canada are subject to extensive federal, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of tailings and other wastes generated by our operations;

•	management of natural resources;

•	exploration and development of mines, production and post-closure reclamation;

•	exports;

•	price controls;

•	taxation;

•	regulations concerning business dealings with First Nations groups;

•	labour standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

There are risks associated with the Prosperity Project.

On January 14, 2010, Taseko received an environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. Applications for Provincial permits were submitted in June 2010 but were put in abeyance following the November 2010 Federal election. In November 2010, the Federal Minister of Environment announced that the Prosperity Project, as proposed, could not be granted Federal authorizations to proceed. The Company submitted a new project description to the Federal Government in February 2011. Failure to obtain certificates and permits in a timely manner or at all will delay or even lead to abandonment of the Prosperity Project, which could negatively affect the Company and the trading price of the Notes.

Furthermore, the feasibility of the Prosperity Project assumes specified, long-term price levels for gold and copper. The prices of these metals have historically been volatile, and the Company has no control of or influence on these prices, which are determined in international markets. There can be no assurance that the price of gold or copper will remain at current levels or that it will not decline below the prices assumed in the feasibility study.

The Prosperity Project will require substantial financing, including a possible combination of debt and equity financing. On May 12, 2010, the Company entered into a gold stream transaction agreement with Franco-Nevada Corporation (“Franco-Nevada”), whereby the Company may receive funding in staged deposits totalling US $350 million. The investment by Franco-Nevada is subject to (among other conditions) the condition precedent that the Prosperity project plan that we had agreed with them must receive appropriate governmental approval. Because our revised Prosperity project plan is not the one we agreed with Franco-Nevada in 2010, this condition will not be satisfied, and so Franco-Nevada may currently terminate this agreement on ten business days’ written notice to Taseko. However, we believe Franco-Nevada currently has no economic incentive to do so and is awaiting the outcome of our new proposal to the Canadian federal environmental authorities. If our revised mine proposal is ultimately accepted by the authorities, we intend to seek Franco-Nevada agreement to reconfirm the terms of our gold stream transaction with them, but there is no assurance that Franco-Nevada will agree to provide such reconfirmation. Until then, Franco-Nevada could terminate the agreement. There is also a risk that Franco-Nevada will be unable to fund its obligations at the time we receive the necessary approvals. The investment by Franco-Nevada is also subject to certain other conditions precedent which the Company may not be able to satisfy. There can be no assurance that gold stream, debt or equity financing will be available on acceptable terms. Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, and accommodation of local and community concerns. The economics of the feasibility study are sensitive to the US dollar and Canadian dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

We are subject to risks associated with joint ventures.

Taseko participates in a joint venture with Cariboo with respect to the Gibraltar Mine. Taseko may enter into more joint ventures in the future with other third parties. There are risks associated with joint ventures, including, for example:

•	disagreement with a venture counterparty about how to develop, operate or finance a project;

•	that a venture counterparty may at any time have economic or business interests or goals which are, or which become, inconsistent with our business interests or goals;

•	that a venture counterparty may not comply with a joint venture agreement;

•	the possibility that a venture counterparty in an investment might become bankrupt;

•	that such venture counterparty may be in a position to take action contrary to Taseko’s instructions or requests or contrary to Taseko’s policies or objectives, including Taseko’s potential inability to obtain Cariboo’s consent regarding GDP-3;

•	possible litigation between joint venture counterparty about joint venture matters;

•	the inability to exert control over decisions related to a joint venture that Taseko does not have a controlling interest in; or

•	the possibility that Taseko may not be able to sell its interest in the joint venture if it desires to exit the joint venture.

These risks could result in legal liability, affect our ability to develop or operate a project under a joint venture, or have a material and adverse effect on our earnings, cash flows, financial condition or results of operations.

We are currently dependent on the Gibraltar Mine and suspension of production at that mine may materially adversely affect our business.

We are in the process of developing the Prosperity Project, the Harmony Project and the Aley Project. Therefore, until these other mines are developed and operational and are beginning to have revenue, we are dependent upon the Gibraltar Mine for revenues. If the Gibraltar Mine were to cease production for any reason, it would have a material adverse effect on our results of operations, business and financial position.

Our future success depends upon our ability to develop our existing reserves.

We have not yet received the permits necessary to mine all of our proven and probable reserves that are economically recoverable. In order to develop our proven and probable reserves, we must receive various governmental permits. We make no assurances that we will be able to obtain the governmental permits that we would need to continue developing our proven and probable services. Furthermore, we may not be able to mine all of our proven and probable reserves as profitably as we do at our current operations.

Our mining operations are conducted on properties owned or leased by us. We may not be able to negotiate new leases or obtain contracts for properties containing surface, underground or subsidence rights necessary to develop any of our proven and probable reserves. Additionally, we may not be able to maintain our leasehold interest in properties on which mining operations are not commenced during the term of the lease.

Our mines, which are still under development, may not achieve anticipated productive capacity, may experience unanticipated costs or may be delayed or not completed at all.

Our mines are still under development. The development of a mine is a complex and challenging process that may take longer and cost more than predicted, or not be completed at all. In addition, anticipated productive capacity may not be achieved. We may encounter unforeseen geological conditions or delays in obtaining required construction, environmental or operating permits or mine design adjustments. Construction delays cause reduced production and cash flow while certain fixed costs, such as minimum royalties, must still be paid on a predetermined schedule.

As our existing copper and molybdenum supply agreements expire, our revenues and operating profits could be negatively impacted if we are unable to extend existing agreements or enter into new agreements due to competition, changing copper and molybdenum purchasing patterns or other variables.

As our copper and molybdenum supply agreements at the Gibraltar Mine expire, we will compete with other copper and molybdenum suppliers to renew these agreements or to obtain new sales. To the extent our other mines in operation do not have contracts for copper and molybdenum or if we cannot renew these copper and molybdenum supply agreements with our customers or find alternate customers willing to purchase our copper and molybdenum, our revenue and operating profits could suffer.

Our customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase less copper and molybdenum than in the past or on different terms, including under different concentrate pricing terms. To the degree that we operate outside of long-term contracts, our revenues are subject to pricing in the concentrate spot market that can be significantly more volatile than the pricing structure negotiated through a long-term copper and molybdenum concentrate supply agreement. This volatility could adversely affect the profitability of our operations if conditions in the spot market pricing for copper and molybdenum concentrate are unfavourable.

Our business requires substantial capital expenditures.

Our business is capital intensive due to construction of new mines and infrastructure and maintenance of existing operations. Specifically, the exploration, permitting and development of reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. While a significant amount of the capital expenditures required to build-out our mine has been spent, we must continue to invest capital to maintain or to increase the amount of reserves that we develop and the amount of metal that we produce. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and we may be required to defer all or a portion of our capital expenditures. Our business, results of operations and financial condition may be adversely affected if we cannot make such capital expenditures.

We operate our mines with a limited and efficient work force. Our ability to operate our company efficiently could be impaired if we lose key personnel or fail to continue to attract qualified personnel.

We manage our business with a number of key personnel at each location, including key contractors, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

Any change in consumption patterns of copper could affect our ability to sell the copper we produce.

The copper market is volatile and cyclical and consumption of copper is influenced by global economic growth, trends in industrial production and conditions in the housing and automotive industries and economic growth in China, which is the largest consumer of refined copper in the world. Should demand weaken and consumption patterns change, in particular, if consumers seek out lower cost substitute materials, the price of copper could be adversely affected, which could negatively affect our results of operations.

Capital costs may increase at the GDP-3 expansion project.

Capital costs with respect to GDP-3 expansion are inherently uncertain, particularly beyond one year, and could change materially over time. Capital costs may increase significantly beyond what we or others in the mining industry anticipate. Capital costs may vary from estimates for a variety of reasons, including, among others:

•	failure to obtain and maintain the necessary regulatory and partner approvals;

•	natural phenomena, such as inclement weather conditions or floods;

•	labour shortages or strikes;

•	delay or lack of success completing construction activities; or

•	delays, interruption or reduction in production or construction activities due to fires, failure of critical equipment, shortage of supplies, underground floods, earthquakes, tailings dam failures, lack of tailings capacity, ground movements and cave-ins, or other difficulties.

Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing copper, gold or other metals. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense. Increased competition could adversely affect our ability to attract necessary capital funding, or to acquire it on acceptable terms, or acquire suitable producing properties or prospects for mineral exploration in the future.

Recent increases in copper, gold and molybdenum prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or both.

The March 2011 disaster in Japan may impact demand for copper concentrate from Gibraltar.

On March 11, 2011, Japan experienced a severe earthquake, followed by a series of tsunamis, that devastated large parts of Japan and have effectively shut down significant elements of Japan’s economy. The degree to which these events will disrupt the Japanese and global economies remains uncertain at this time, but it is likely that the volume of imports to and exports from Japan may decline significantly in the immediate future, which could negatively affect the demand for production from the Gibraltar Mine. Furukawa Co., Ltd. and Dowa Metals & Mining Co., Ltd., each an owner of a 25% interest in the Cariboo joint venture, purchase copper concentrate produced at Gibraltar, for processing at Japanese smelters. Demand for production from the Gibraltar Mine may be negatively affected by reduced smelter capacity. For example, following the earthquake, Taseko received notice of force majeure from Cariboo relating to the temporary shut-down of the Onahama smelter in Japan. Although the smelter did not incur any direct damage, its operation has been affected by the electrical power disruption impacting much of Japan. To date, there has not been any material financial impact to Taseko as a result of the force majeure.

Risks Relating to the Notes

The use of the net proceeds of the Offering to fund the GDP-3 expansion of the Gibraltar Mine requires the consent of Cariboo. In addition, our management will have broad discretion in allocating the net proceeds of the Offering, and may use the proceeds in ways in which you disagree.

We intend to use the net proceeds from the Offering to fund the GDP-3 expansion of the Gibraltar Mine, with any remainder to be used for general corporate purposes. Proceeding with the GDP-3 expansion of the Gibraltar Mine requires the consent of Cariboo under our joint venture operating agreement with Cariboo. We expect to receive such consent in connection with a commercial proposal we have made to Cariboo and which is now under consideration by Cariboo. However, there is no certainty that we will receive Cariboo’s consent on acceptable terms or at all, and accordingly the GDP-3 project may be delayed or may not proceed at all. We are currently proceeding with advance planning work for the expansion which is work that Cariboo is aware of and which we believe Cariboo generally supports. On April 4th, 2011, Cariboo confirmed that, based on the GDP-3 presentation made by Taseko but subject to any subsequent changes in circumstances that would have an adverse effect on the Gibraltar Mine or Cariboo’s rights under the Joint Venture Operating Agreement (as determined in Cariboo’s reasonable discretion), Cariboo does not intend to veto or otherwise prevent Taseko from proceeding with the expansion project while Taseko’s proposal remains under consideration by Cariboo. If Cariboo ultimately decides to withhold consent for the expansion in circumstances that we consider unreasonable, we may invoke the arbitration provisions of the joint venture operating agreement, but the outcome of such arbitration cannot be predicted. We are not required to use the net proceeds from the Offering to fund the GDP-3 expansion of the Gibraltar Mine and may instead use them for other general corporate purposes. Because the net proceeds are not required to be allocated to any specific investment or transaction, you will not be able to determine at this time the value or propriety of our application of those proceeds, and you may not agree with our decisions. The failure by our management to apply these funds effectively could have a material adverse effect on our business, results of operations or financial condition.

We and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

As of December 31, 2010, after giving effect to this Offering, we would have had approximately $238.3 million of total indebtedness, consisting of Notes indebtedness of US$200 million converted at par (1.00 US$=1.00 C$) and $38.3 million of equipment loans and capital lease obligations. The terms of the indenture governing the Notes offered hereby will permit us to incur substantial additional indebtedness in the future. See “Description of the Notes.” If we incur any additional indebtedness that ranks equal to the Notes, the holders of that debt will be entitled to share ratably with holders of the Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the Notes offered hereby, and to fund planned capital expenditures and other general corporate purposes will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to refinance our indebtedness, including the Notes offered hereby, or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the Notes offered hereby, on or before maturity.

We cannot assure you that we will be able to refinance any of our indebtedness, including the Notes offered hereby, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow or refinance our debt on favourable terms, it could significantly adversely affect our financial condition, the value of our outstanding debt and our ability to make any required cash payments under our indebtedness.

Payment of principal and interest on the Notes will be effectively subordinated to any secured debt we may incur in the future to the extent of the value of the assets securing such debt.

The Notes will be effectively subordinated to any secured debt we may incur in the future to the extent of the value of the assets securing such debt, and the Note guarantees will be effectively subordinated to the claims of our secured creditors as well as the secured creditors of our subsidiary guarantors. Holders of our secured obligations will have claims that are prior to claims of the holders of the Notes with respect to the assets securing those obligations. In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, any debt that ranks ahead of the Notes and the Note guarantees will be entitled to be paid in full from our assets before any payment may be made with respect to the Notes and the Note guarantees. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the Notes.

The Notes are structurally subordinated to the existing and future liabilities of our subsidiaries that do not guarantee the Notes to the extent of the assets of such non-guarantor subsidiaries.

Certain of our subsidiaries will not guarantee the Notes. The Notes will be structurally subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the Notes. Therefore, our rights and the rights of our creditors to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized are subject to the prior claims of such subsidiary’s creditors. As a result, all indebtedness and other liabilities, including trade payables, of the non-guarantor subsidiaries, whether secured or unsecured, must be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us in order for us to meet our obligations with respect to the Notes. To the extent that we may be a creditor with recognized claims against any subsidiary, our claims would still be subject to the prior claims of such subsidiary’s creditors to the extent that they are secured or senior to those held by us.

Many of the covenants contained in the indenture will terminate if the Notes are rated investment grade by both Standard & Poor’s and Moody’s and no default or event of default has occurred and is continuing.

Many of the covenants in the indenture governing the Notes will terminate if the Notes are rated investment grade by both Standard & Poor’s and Moody’s provided at such time no default or event of default has occurred and is continuing. The covenants will restrict, among other things, our ability to pay dividends, incur debt and to enter into certain other transactions. There can be no assurance that the Notes will ever be rated investment grade. However, termination of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force, and the effects of any such transactions will be permitted to remain in place even if the Notes are subsequently downgraded below investment grade. See “Description of the Notes — Certain Covenants — Changes in Covenants when Notes Rated Investment Grade.”

We may not have the ability to raise funds necessary to finance any change of control offer required under the indenture governing the Notes offered hereby.

If a change of control (as defined in the indenture governing the Notes offered hereby) occurs, we will be required to offer to purchase your Notes at 101% of their principal amount plus accrued and unpaid interest. Debt agreements to which we are a party at such time may contain restrictions and provisions limiting our ability to repurchase the Notes. If a purchase offer were required under the indenture governing the Notes offered hereby and under a debt agreement to which we are a party at such time, we may not have sufficient funds to pay the purchase price of all debt, including your Notes, that we are required to purchase or repay.

Active trading markets may not develop for the Notes.

The Notes are a new issue of securities. There are no active public trading markets for the Notes and purchasers may not be able to resell the Notes purchased. We do not intend to apply for listing of the Notes on a security exchange. The Underwriters of the Notes have informed us that they intend to make a market in the Notes. However, the Underwriters may cease their market-making at any time. In addition, the liquidity of the trading markets in the Notes and the market prices quoted for the Notes may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a consequence, an active trading market may not develop for your Notes, you may not be able to sell your Notes, or, even if you can sell your Notes, you may not be able to sell them at an acceptable price. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

If a bankruptcy petition were filed by or against the Company, holders of Notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the Notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the Notes, the claim by any holder of the Notes for the principal amount of the Notes may be limited to an amount equal to the sum of:

•	the original issue price for the Notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the Notes under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture governing the Notes, even if sufficient funds are available.

Canadian insolvency laws may adversely affect a recovery by holders of the Notes.

Taseko and certain of the guarantors of the Notes are corporations incorporated under the laws of the Province of British Columbia. The ability of the holders of Notes to realize upon the assets of Taseko and the guarantors may be subject to certain bankruptcy and insolvency law limitations in the event of the bankruptcy or insolvency of any of these entities.

Canadian insolvency legislation of general application is federal. It consists of the Bankruptcy and Insolvency Act (Canada) (the “BIA”), the Winding up and Restructuring Act (Canada) (the “WURA”) and the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). Under the BIA and the WURA, the assets of an insolvent company may be liquidated subject to the rights of secured creditors and the proceeds distributed to ordinary creditors who have proved claims against the debtor company. Alternatively, each of the BIA, the CCAA and the WURA permits an insolvent company to obtain a stay of proceedings and restructure its obligations to creditors subject to court supervision and the provisions of those statutes. Under the BIA and the CCAA, a restructuring of the obligations of the debtor company must be approved by a majority in number representing two-thirds in value of each class of creditors affected by the restructuring and, if approved by the relevant Canadian court, the restructuring would be binding on all creditors (including the dissenting minority) within any class with requisite majority approval. Under the WURA, the requirement for approval is a majority in number representing three-quarters in value of each class of creditors affected by the restructuring.

If it applies, the CCAA is often the statute of choice. Under the CCAA, an insolvent company applies to the court for an order obtaining a temporary stay of proceedings against it by creditors and other persons dealing with the corporation of up to 30 days, which can be extended by the court, in order to permit the debtor to prepare and file a proposal or plan of arrangement for consideration by all or some of its creditors to be voted on by the various classes of its creditors affected thereby, and thereafter seek approval and implement such plan. The CCAA requires that a court officer be appointed to monitor the affairs of the debtor company while it is under court supervision and to report to the court on the state of the debtor company’s business and financial affairs, including any material adverse change therein while the debtor company is under court protection. Subject to orders of the court either increasing the powers of the monitor or appointing an interim receiver, the debtor company and its management remain in possession and control of the assets of the debtor company while it is under court protection.

The powers of the court under the BIA and particularly under the CCAA have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict if payments under the Notes would be made following commencement of or during such proceeding or whether and to what extent holders of the Notes would be compensated for any delays in payment, if any, of principal, interest and costs.

Federal, state and provincial laws allow courts, under certain circumstances, to void guarantees and require Note holders to return payments received from guarantors.

The Notes will be guaranteed by certain of our existing and future subsidiaries. The guarantees may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws and Canadian federal insolvency and corporate laws and provisions of provincial preference, fraudulent conveyance and corporate laws, if a bankruptcy or insolvency proceeding or a lawsuit is commenced by or on behalf of us or one of our guarantors or by our unpaid creditors or the unpaid creditors of one of our guarantors. Under these laws, a court could void the obligations under the guarantee, subordinate the guarantee of the Notes to that guarantor’s other debt or take other action detrimental to the holders of the Notes and the guarantees of the Notes, if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	issued the guarantee to delay, hinder or defraud present or future creditors;

•	received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee;

•	was insolvent or rendered insolvent by reason of issuing the guarantee;

•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature; or

•	with respect to Canadian companies in issuing the guarantee, acted in a manner that was oppressive, unfairly prejudicial to or unfairly disregarded the interests of any shareholder, creditor, director, officer or other interested party.

In those cases where our solvency or the solvency of one of our guarantors is a relevant factor, the measures of insolvency will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a party would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing indebtedness, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its indebtedness as it becomes due.

We cannot be sure as to the standard that a court would use to determine whether or not a party was solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors’ other debt. If such a case were to occur, the guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

Because all but one of our directors and officers reside in Canada, you may not be able to effect service of process upon them or enforce civil liabilities against them under the U.S. federal securities laws.

Taseko is a corporation organized under the laws of the Province of British Columbia and governed by the applicable provincial and federal laws of Canada. All but one of our directors and officers named in this prospectus supplement and the documents incorporated by reference herein reside principally in Canada. Consequently, there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us or our directors and officers named in this prospectus supplement and the documents incorporated by reference herein. For more information, see “Enforceability of Civil Liabilities by U.S. Investors”.

If any of the foregoing events, or other risk factor events as described herein, in the Prospectus or in the documents incorporated herein by reference occur, our business, financial condition or results of operations could likely suffer.

USE OF PROCEEDS

We estimate the net proceeds from the Offering will be approximately $193 million (assuming U.S. dollars converted at par, 1.00 US$ = 1.00 C$) after deducting the underwriters’ discounts and commissions and our estimated expenses related to the Offering. We intend to use the net proceeds from the Offering to fund the GDP-3 expansion of the Gibraltar Mine, with any remainder to be used for general corporate purposes. Proceeding with the GDP-3 expansion of the Gibraltar Mine requires the consent of Cariboo under our joint venture operating agreement with Cariboo. We expect to receive such consent in connection with a commercial proposal we have made to Cariboo and which is now under consideration by Cariboo. However, there is no certainty that we will receive Cariboo’s consent on acceptable terms or at all, and accordingly the GDP-3 project may be delayed or may not proceed at all. We are currently proceeding with advance planning work for the expansion which is work that Cariboo is aware of and which we believe Cariboo generally supports. On April 4th, 2011, Cariboo confirmed that, based on the GDP-3 presentation made by Taseko but subject to any subsequent changes in circumstances that would have an adverse effect on the Gibraltar Mine or Cariboo’s rights under the Joint Venture Operating Agreement (as determined in Cariboo’s reasonable discretion), Cariboo does not intend to veto or otherwise prevent Taseko from proceeding with the expansion project while Taseko’s proposal remains under consideration by Cariboo. If Cariboo ultimately decides to withhold consent for the expansion in circumstances that we consider unreasonable, we may invoke the arbitration provisions of the joint venture operating agreement, but the outcome of such arbitration cannot be predicted. We are not required to use the net proceeds from the Offering to fund the GDP-3 expansion of the Gibraltar Mine and may instead use them for other general corporate purposes. Because the net proceeds are not required to be allocated to any specific investment or transaction, you will not be able to determine at this time the value or propriety of our application of those proceeds, and you may not agree with our decisions. The failure by our management to apply these funds effectively could have a material adverse effect on our business, results of operations or financial condition.

The estimated capital costs associated with the GDP-3 Project are $325 million, including $235 million for the concentrator facility and $90 million for mining equipment. Under the terms of the joint venture operating agreement, we are responsible for 75% of such costs. However, under the terms of our proposal to Cariboo, we have offered to fund up to 100% of such costs, with recoupment of the extra share of costs to be achieved by us through priority on the projected incremental cash flow from the expansion project. Ultimately, we may agree to different terms with Cariboo, or as discussed above, be unable to reach agreement. The GDP-3 expenditures are expected to be made during 2011 and 2012.

CAPITALIZATION

The following table sets forth the Company’s cash and cash equivalents and consolidated capitalization as at December 31, 2010, both before and after giving effect to the Offering.

	As of December 31, 2010
			As Adjusted
	Actual		(unaudited)
	(Dollars in millions)

Cash and cash equivalents		$211.8	$404.8(1)

Long-term debt:
Notes offered hereby	$	nil	$200.0
Other long-term debt and capital leases		38.3	38.3

Total long-term debt		$38.3	$238.3
Shareholders’ equity		470.0	470.0

Total capitalization		$508.3	$708.3

Notes:

(1)	Cash and cash equivalents reflect the net proceeds of the Offering assuming conversion at par (1.00 US$ = 1.00 C$), less Underwriting discounts and commissions and estimated expenses of US$7 million converted at par (1.00 US$ = 1.00 C$).

TASEKO MINES LIMITED

Overview

Taseko was incorporated on April 15, 1966 under the laws of the Province of British Columbia. Taseko’s registered office is located at Suite 1500-1055 West Georgia, Vancouver, British Columbia, V6E 4N7, and its operational head office is located at Suite 300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

Taseko has one active material wholly-owned subsidiary, Gibraltar Mines Ltd., a second active but not yet material subsidiary, Aley Corporation, and two wholly-owned non-material, inactive subsidiaries, 688888 BC Ltd. (“688888”) and Taseko Acquisitionsub Ltd. Taseko owns 100% of the common shares of Gibraltar but none of Gibraltar’s issued tracking preferred shares. On March 31, 2010, the Company established a joint venture (the “Joint Venture”) with Cariboo over the Gibraltar Mine whereby Cariboo acquired a 25% interest in the Gibraltar Mine and the Company retained a 75% interest.

Taseko’s business is focused on enhancing the production of copper and molybdenum from its 75% owned Gibraltar Mine and on permitting its Prosperity Project. A feasibility study has been completed for the Prosperity Project, demonstrating mineral reserves as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). As no permits are in place, the Prosperity Project does not have reserves under US SEC Guide 7 Standards. Both the Gibraltar Mine and the Prosperity Project are located in central British Columbia, Canada.

The Company has two additional properties located in British Columbia, including the exploration stage gold property known as the Harmony Project, and the exploration stage niobium project known as the Aley Project. Mineralization at the Harmony Project has not at this time been determined to constitute a proven or probable reserve, and there are no mineral resources currently estimated at the Aley Project. Aside from the joint venture established with Cariboo, Taseko and its subsidiaries currently wholly own all of their projects outright.

Taseko believes that there will continue to be demand for copper, molybdenum, gold, and niobium for the foreseeable future and there will be a continuing need to replace depleted reserves from existing mines. Copper prices have benefited from Chinese demand growth and declining inventory levels. Additionally, the expectation of continued demand from Asia, global economic growth, limited availability of scrap and constrained sources of new supply should continue to lend support to prices. Molybdenum price strength is anticipated due to demand supported by global economic growth and new uses, as well as constrained new and existing mine supply. Gold continues to benefit from price supportive macroeconomic factors (quantitative easing, sovereign debt concerns, current account deficits) as well as an expected decrease in global mine supply in years to come. The demand for niobium is supported by overall growth in the global steel industry and also from the increasing use of higher-quality steels. Based on this expected demand profile, the Company sees value in projects for which economics have not yet been determined.

During fiscal 2008 through 2010, total production at the Gibraltar Mine was 41.6 million tons milled, producing 239.5 million lb. of copper in concentrate and cathode, and 2.4 million lb. of molybdenum. Over this period, Taseko expanded the ore concentrator and made other production improvements at the Gibraltar Mine. Construction of the Phase 1 mill expansion was completed in February 2008. The majority of the construction schedule of a Phase 2 expansion program, designed to increase concentrator throughput from 46,000 tpd to 55,000 tpd, was completed in 2010, as well as installation of the in-pit crusher and conveyor. The Semi-Autogenous Grinding (“SAG”) mill direct feed system is scheduled for completion in the second quarter of 2011.

In 2011, the Company plans to continue the expansion with GDP-3. GDP-3 will include construction of a new concentrator to complement the existing 55,000 tpd facility, increasing annual production capacity to over 180 million pounds of copper. Capacity for the new facilities is based on an engineering scoping study completed by a third party in 2008, and subsequent internal engineering analysis. A new molybdenum recovery facility is also planned to increase annual molybdenum production to over two million pounds. The estimated capital cost for the concentrator facility is approximately $235 million and approximately $90 million for the additional mining equipment. The capital cost estimates are based on recent purchases at Gibraltar, estimates provided by consultants, and direct quotations from suppliers. The $325 million total estimated capital cost represents 100% of the outlays required. The Company’s share is expected to be 75% of that amount, and proceeding with GDP-3 will require the consent of Cariboo which has a consent right over expansions of 30% or more from the long term mine plan. We expect to receive such consent in connection with a commercial proposal we have made to Cariboo and which is now under consideration by Cariboo. We are currently proceeding with advance planning work for the expansion which is work that Cariboo is aware of and which we believe Cariboo generally supports.

The Prosperity Project was the subject of a feasibility study completed in September 2007 for a 70,000 tpd operation. In 2008, the Company worked with various consultants to investigate value engineering opportunities, energy efficiency, and operating ease in various areas of the concentrator and support infrastructure and, in 2009, incorporated different long-term prices for copper and gold prices from those assumed in 2007. This work resulted in an increase in anticipated mine life to 33 years.

During 2008 through 2010, Taseko also continued to advance the Prosperity Project through the provincial and federal environmental assessment processes. On January 14, 2010, the Company received an environmental assessment certificate from the British Columbia Provincial Ministry of Environment. On November 2, 2010, the Company was advised that the federal government would not proceed with permitting on the Prosperity Project as proposed. The Company has reviewed and revised its plan and has put forth a new design proposal, which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan responds to the concerns identified during the federal review process, and on February 21, 2011 the Company submitted the new project description for the Prosperity Project to the federal government, where it remains under review.

Work on the Harmony Project and Aley Project was curtailed in 2008 and 2009. In 2010, the Company completed a successful exploration program at the Aley Project. The program consisted of geological mapping and diamond drilling in 23 holes at the Aley Project, intersecting excellent grades of niobium mineralization across an area measuring 900 metres east-west and 350 metres north-south; mineralized intercepts range up to 200 metres in length and were continuous and close to the surface. The Company plans to accelerate work on the Aley Project in 2011, with activities including engineering, core drilling and collection of data for site design and metallurgical testwork. Also in 2010, the Company initiated project assessment work on the Harmony Project, and is considering further technical studies.

Consistent with the Company’s existing strategy to manage its operating margins effectively in volatile copper markets, the Company has entered into producer put options for a portion of its targeted copper concentrate production during 2011. The 2011 contracts are for approximately 53.4 million pounds with a price range of US$3.00 — US$4.00 per pound. During 2010, approximately 50% of the copper production, from January 2010 to December 2010, was hedged at a price range of US$2.00 — US$3.95 per pound.

During 2010, the Company prepaid and terminated its US$50 million term facility with Credit Suisse and Investec Bank PLC without penalty. The Company also issued 1,556,355 of its common shares to redeem and cancel a copper royalty previously sold for $6.5 million.

The Gibraltar Mine became an unincorporated (or ‘contractual’) joint venture between the Company and Cariboo on March 31, 2010. The Company and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively. Under the Joint Venture Formation Agreement (“JVFA”), the Company contributed to the Joint Venture certain assets and obligations pertaining to the Gibraltar Mine with a deemed net fair value of $747 million as of March 31, 2010, and Cariboo paid the Company $187 million to obtain its 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar mine under the Joint Venture Operating Agreement which is filed at www.sedar.com. Cariboo is a Japanese consortium jointly owned by Sojitz Corporation (50%), Dowa Metals & Mining Co., Ltd. (25%) and Furukawa Co., Ltd. (25%).

Aside from the above, the Company has not made any significant acquisitions or dispositions since January 2006.

Figure 1 below shows the location of the Company’s four properties in British Columbia, Canada.

Figure 1: Location of the Taseko’s Properties

Source — Taseko

Gibraltar Mine

Unless stated otherwise, information of a technical or scientific nature related to the Gibraltar Mine contained in this prospectus supplement (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on the 105 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated January 23, 2009 (the “Gibraltar Technical Report”), prepared by Scott Jones, P. Eng., filed on Taseko’s profile on SEDAR at www.sedar.com and updated with 2009 production results. Mr. Jones is employed by the Company as Vice-President, Engineering.

Property Description and Location

The Gibraltar Mine site covers approximately 113 square km, located at latitude 52°30’N and longitude 122°16’W in the Granite Mountain area, approximately 65 km by road north of the City of Williams Lake in south-central British Columbia, Canada. The Gibraltar Mine property consists of 250 tenures held as summarized in Table 1 below.

Table 1: Mineral Tenures — Gibraltar Mine

Tenure Type	Number	Area (ha)

Claims	220	14,184.14
Leases	30	1,889.68

Total	250	16,073.82

There are 30 mining leases at the Gibraltar Mine which are valid until at least July 26, 2023 as long as renewal fees, which are due on an annual basis, are paid. Rights to use the surface accompany each mining lease. Additionally all mining claims at the Gibraltar Mine are valid until August 15, 2012 with the exception of four claims that have expiry dates on May 19, 2011, June 12, 2011, July 24, 2011 and October 19, 2011. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the leases) and prior to their expiry in the case of the claims.

There are several land parcels for which surface rights were purchased outright. There is one fee simple lot at the Gibraltar Mine (L3728) on which the plant site is located and annual taxes are paid. In addition, the Gibraltar Mine holds four other land parcels: DL9170, DL9483, DL 9497 and DL588.

The Gibraltar Mine has operated for most of the active life of the mine from four open pits. Waste dumps have been developed in various areas adjacent to the open pits and tailings have been deposited in an impoundment area, located about three km north of the mill.

A mill expansion completed in 2008 included commissioning of a new 34’ diameter SAG mill, conversion of the rod and ball mill circuit to ball mill grinding only, and replacement of rougher and cleaner flotation cells with large, high volume current technology cells. The cleaner and regrind circuit capital projects were completed and expected copper recovery improvements were being realized by the end of 2009.

With the completion of the in-pit crusher and conveyor, tailings handling systems, concentrate filter/dryer circuit upgrade (mid 2010) and the SAG Direct Feed System (schedule completion: early 2011), the rated capacity of the operation has increased from 36,000 tpd to 55,000 tpd.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gibraltar Mine mineral claims cover an area of gentle topography; local relief is in the order of 200 metres. The plant site is located at an elevation of approximately 1,100 metres above sea level. The project area has a moderate continental climate with cold winters and warm summers. Ambient air temperature ranges from a winter minimum of -34° C to a summer maximum of 35°C. The Gibraltar Mine operates year round.

Access to the Gibraltar Mine from Williams Lake, British Columbia is via Highway 97 to McLeese Lake, and then a paved road provides access to the Gibraltar Mine site, a total road distance of 65 km.

The Canadian National Railway (“CNR”) has rail service to facilitate the shipping of copper concentrates through to the Pacific Ocean port of Vancouver Wharves, located in North Vancouver, British Columbia. A rail siding and storage shed for the shipment of concentrate is located 26 km from the mine site. Electricity is obtained from BC Hydro. Natural gas is provided by Avista Energy and

Terasen Gas. The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar Mine. The number of active personnel at the Gibraltar Mine at the end of December 2010 was 455 individuals.

Make-up fresh water for the mine site is obtained from a set of wells on the Gibraltar Mine property. The Company owns and operates the concentrate rail load-out facility on the CNR rail line at Macalister.

Gibraltar Mine History

In 1964, Gibraltar acquired a group of claims in the McLeese Lake area from Malabar Mining Co. Ltd. Canadian Exploration Limited (“Canex”), at that time a wholly-owned subsidiary of Placer Development (“Placer”), and Duval Corporation (“Duval”) had also been exploring on claims known as the Pollyanna Group which they had acquired adjacent to Gibraltar’s claims. In 1969, Gibraltar, Canex and Duval entered into an agreement providing for the commingling of Gibraltar’s claims with the Pollyanna Group. In 1971, Gibraltar acquired Duval’s remaining interest in the property.

Preliminary development of the Gibraltar Mine began in October 1970. The concentrator commenced production on March 8, 1972 and was fully operational by March 31, 1972. A cathode copper plant design with an annual capacity of 4,535 tonnes (10 million lb.) of market-ready copper metal began operation in October 1986. Mining and milling operations were suspended on December 1, 1993 due to low copper prices and recommenced in September 1994 following the increase in copper prices.

In October 1996, Westmin Resources Limited (“Westmin”) acquired 100% control of Gibraltar and in December 1997, Boliden Limited Westmin (Canada) Limited (“Boliden”) acquired Westmin. In March 1998, Boliden announced that it would cease mining operation at Gibraltar Mine at the end of 1998. Up to the 1998 shutdown, 38,430 tonnes (84.7 million lb.) of electro won copper had been produced from this facility.

On July 21, 1999, Taseko’s subsidiary, Gibraltar Mines Ltd. purchased the Gibraltar Mine assets from Boliden and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for reclamation obligations estimated at that time at about $33 million. Pursuant to the terms of the acquisition, Gibraltar acquired mining equipment, parts and supplies inventories valued at $19 million, an existing British Columbia Government environmental deposit of $8 million, and mineral interests valued at $3.3 million, and received $20.1 million in cash over 18 months from closing, of which $17 million was received pursuant to a 10-year non-interest bearing convertible debenture issued to Boliden and subsequently acquired by NVI Mining Ltd (“NVI”). Gibraltar assumed the estimated reclamation liability pertaining to the Gibraltar Mine of $32.9 million and Taseko guaranteed Gibraltar’s obligations to Boliden. On April 2, 2008, NVI issued a notice to the Company to convert the principal amount of the debenture of $17.0 million at an effective conversion rate of $5.14 per common share, which would have resulted in 3,307,393 common shares of the Company being issued to NVI. The Company issued 2,612,971 to NVI and made a cash payment of $3.6 million in lieu of issuing the remaining 694,422 common shares as full and final settlement to NVI and accordingly the debenture has been discharged.

From 1999 to 2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. The on-site staff completed on-going reclamation work and maintained the Gibraltar Mine for re-start. Operating and environmental permits were kept in good standing.

On October 1, 2004 when the mine re-opened, there were approximately 837 million tons of measured and indicated resources outlined at Gibraltar, including proven and probable sulphide reserves of 163.5 million tons grading 0.313% copper and 0.010% molybdenum at a 0.20% copper cut-off and 16.5 million tons of oxide reserves grading 0.148% Cu at a 0.10% acid soluble copper cut-off. The Gibraltar re-start decision was based on the initial four years of the 12-year mine plan and mining operations recommenced that year. Copper cathode production at the SX/EW plant did not recommence until January 2007.

The Gibraltar Mine became an unincorporated joint venture between Taseko and Cariboo on March 31, 2010. The Company and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively.

The assets and liabilities contributed by the Company into the Gibraltar Joint Venture were primarily mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, equipment loans, and capital lease obligations and the site closure and reclamation obligation.

Red Mile Royalty Sale Agreements

On September 29, 2004, Gibraltar and 688888, a wholly-owned subsidiary of Taseko, entered into certain related agreements. Pursuant to a Royalty Agreement among, inter alia, Gibraltar and Wilshire (GP) No. 2 Corporation, in its own capacity and in its capacity as general partner on behalf of all the limited partners of Red Mile Resources No. 2 Limited Partnership (“Red Mile”), Gibraltar sold to Red Mile a royalty (the “Royalty Interest”) for $67.4 million (the “Purchase Price”). Annual royalties payable by Gibraltar to Red Mile range from $0.01 per pound to $0.14 per pound of copper produced during the period from the Commencement of Commercial Production (as defined in the Royalty Agreement) to the later of (a) December 31, 2014, and (b) the date that is five years after the end of commercial production from the mine.

Pursuant to a Funding Pledge Agreement among, inter alia, Alberta Capital Trust Corporation (“Alberta Trust”) and Gibraltar, the Purchase Price was invested in a promissory note with Alberta Trust, and Gibraltar pledged the promissory note, along with interest earned and to be earned thereon, to secure its obligations under the Funding Pledge Agreement. Pursuant to a Pledge, Priorities and Direction Agreement, Gibraltar is entitled to have released to it funds held under the promissory note, and interest thereon, to fund its royalty obligations under the Royalty Agreement to the extent of its royalty payment obligations.

Pursuant to a Call Option Agreement among, inter alia, 688888 and Red Miles Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership (“RMRF”), 688888 has an option to, directly or indirectly, re-acquire the Royalty Interest by acquiring (“call”) from Red Mile the Royalty Interest or from RMRF all of the limited partnership units (“LP Units”) of Red Mile held by RMRF. Pursuant to the Royalty Agreement, RMRF has the right to require Gibraltar to purchase (“put”) all of Red Mile’s LP Units owned by RMRF.

Pursuant to the Royalty Agreement, Gibraltar has granted to Red Mile a net profits interest (“NPI”), which survives any “put” or “call” of the Red Mile LP Units. The NPI is applicable for the years 2011 to 2014 and varies depending on the average price of copper for any year during that period. No NPI is payable until Gibraltar reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures.

Property Geology

The Gibraltar Mine generally consists of six separate mineralized zones. Five of these — Pollyanna, Granite, Connector, Gibraltar, and Gibraltar Extension — occur within the Granite Mountain batholith in a broad zone of shearing and alteration. A sixth copper mineralized body, the Sawmill zone, lies about six km to the south, along the southern edge of the batholith, within a complex contact zone between the batholith and Cache Creek Group rocks.

Two major structural orientations have been recognized at Gibraltar: the Sunset and Granite Creek mineralized systems. The Sunset system has a northwest strike with one set of structures dipping 35° to 45° to the south and a conjugate set, known as the Reverse Sunset, dipping 50° to 60° to the north. The Granite Creek system strikes east-west and dips 20° to 40° to the south with a subordinate set of structures dipping steeply in a northerly direction. Structures of the Sunset system that host mineralization are mainly shear zones, with minor development of stockwork and associated foliation lamellae. Host structures of the Granite Creek system are predominantly oriented stockwork zones.

The Granite Creek system provides the major structures that control mineralization of the Pollyanna, Granite and the Sawmill zones. These bodies have the characteristic large diffuse nature of porphyry copper type mineralization. The Gibraltar deposit is essentially a system of interconnected Sunset zones, which create a large body of uniform grade. The Gibraltar Extension deposit is contained within a large complex shear zone.

Mineralization

Pyrite and chalcopyrite are the principal primary iron and copper sulphide minerals. Sixty percent of the copper occurs in fine-grained chalcopyrite. Coarser grained chalcopyrite also occurs, usually in quartz veins and shear zones. Small concentrations of bornite (a sulphide mineral of copper and iron), associated with magnetite and chalcopyrite, is present on the extremities of the Pollyanna and Sawmill deposits. Oxide copper mineralization is also present between the Gibraltar and Pollyanna open pits in the Connector Zone. Molybdenite (molybdenum sulphide mineral) is a minor but economically important associate of chalcopyrite in the Pollyanna, Granite and Sawmill deposits.

Exploration and Drilling

From 1999 through 2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. A core drilling program for pit definition for the Granite and Connector deposits and property exploration at the 98 Oxide Zone, was carried out between September and November 2005. A further drilling program carried out in 2006 was designed to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth.

The 2007 program tested a number of targets to define further mineralization, provided definition drilling in the Pollyanna-Granite saddle zone and Granite West areas and included condemnation drilling for the proposed extensions of both the #5 and #6 Dump footprints. The targets for further mineralization were Gibraltar South, Pollyanna North IP anomaly, Granite South and the Gunn Zone.

The 2008 exploration program was conducted on the southern and eastern margins of the Gibraltar pit and northwest of the Gibraltar West pit. The objective was to upgrade identified inferred resources to indicated or measured categories through “in-fill” drilling. Holes drilled in the Gibraltar West pit area were incorporated into the 2008 reserve estimate for the new Gibraltar Extension Pit.

The 2010 program was conducted on the northern and western margins of the Gibraltar pit, and one hole on the southwest margin. The objective was to define the ultimate limit of the Gibraltar pit to the north and west.

The 2010 drilling program met the objective of delineating mineralization to the north and west of the Gibraltar pit. The holes encountered 79 intercepts at a 0.2% TCu cutoff ranging in length from 20 to 260 feet and grading from 0.2% to 1.2% TCu. Additionally, a hole drilled on the south edge of Gibraltar pit encountered, as anticipated, significant ≥0.20% copper mineralization.

A total of 28,129 feet (8,574 m) was drilled in 34 drill holes in calendar 2010 averaging 827 ft (252 m) in length. The 2,710 half core samples taken in 2010 by Gibraltar personnel averaged 10.4 ft (3.2 m) in length.

Sampling and Analytical Procedures

Drill core was boxed at the drill site and transported by company truck to a secure logging, sampling and sample preparation facility at the Gibraltar Mine. The drill core was mechanically split into two halves lengthwise. Half core was taken as an assay sample. The remaining half core and coarse rejects after sample preparation at the analytical laboratories are stored at the Gibraltar Mine. The remaining pulps after analysis are stored at a secure warehouse at Port Kells, BC.

The 2010 sample preparation was performed by Eco Tech Laboratory Stewart Group, Kamloops. The entire sample was dried, and jaw-crushed to 70% passing 10 mesh (<2 mm). A 500 g split was then taken and the samples were pulverized to 95% passing 150 mesh (106 microns). The coarse reject samples were returned to the Gibraltar Mine after analysis for long term storage. The sample pulps are retained at the Port Kells, BC warehouse of Taseko.

Taseko implemented a rigorous quality control quality assurance (QA/QC) program after taking over the Gibraltar Mine. This QA/QC program was in addition to the procedures used internally by the analytical laboratories. The results of this program indicate that analytical results are of high quality and suitable for use in detailed modeling and resource evaluation studies.

Gibraltar Mine Reserves and Resources

The Gibraltar Mine mineral reserves are based on the published reserves at December 31, 2008 and depleted for ore production from the Granite pit in 2009 and 2010.

The reserve estimates for the Gibraltar Extension deposit used long term metal prices of US$1.75/lb for copper and US$10.00/lb for molybdenum and a foreign exchange of C$1 = US$0.82. The estimates for the balance of the reserves used September 2007 NI 43-101 estimates reduced by actual 2008 and 2009 mining with long term metal prices of US$1.50/lb for copper, US$10/lb for molybdenum and a foreign exchange of C$1 = US$0.80.

The proven and probable reserves as of December 31, 2010 are tabulated in Table 2 below and are NI 43-101 and SEC Guide 7 compliant.

Table 2: Gibraltar Mine Mineral Reserves — Sulphide Mineral Reserves
at 0.20% Copper Cut-off

			Cu	Mo
Pit	Category	Tons (millions)	(%)	(%)

Connector	Proven	40.4	0.296	0.010
	Probable	14.8	0.271	0.009

	Subtotal	55.2	0.289	0.010

Gibraltar	Proven	66.8	0.286	0.008
	Probable	33.3	0.285	0.013

	Subtotal	100.1	0.286	0.010

Granite	Proven	163.4	0.323	0.009
	Probable	21.6	0.319	0.009

	Subtotal	185.0	0.322	0.009

Gibraltar Extension	Proven	75.4	0.352	0.002
	Probable	29.3	0.304	0.002

	Subtotal	104.7	0.339	0.002

Total		445.0	0.314	0.008

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated” resources. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The mineral reserves stated above are contained within the mineral resources indicated in Table 3 below:

Table 3: Gibraltar Mine Mineral Resources
at 0.20% Copper Cut-off

	Tons	Cu	Mo
Category	(millions)	(%)	(%)

Measured	583.0	0.301	0.008
Indicated	361.0	0.290	0.008

Total	944.0	0.297	0.008

There are also oxide reserves, identified in both the PGE Connector and Gibraltar pits as shown in Table 4 below. These oxide reserves are in addition to the sulphide reserves stated in Table 2 and are contained within the resources contained in Table 3.

Table 4: Gibraltar Mine — Oxide Mineral Reserves
at 0.10% ASCu cut-off

	Tons	Cu	ASCu
Pit	(millions)	(%)	(%)

Connector	12.7	0.349	0.151
Gibraltar	0.5	0.152	0.121

Total	13.2	0.341	0.150

The mineral resource and reserve estimations were completed by Gibraltar Mine staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering, a Qualified Person under NI 43-101 and the author of the Gibraltar Technical Report. Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation.

Mining Operations

The Gibraltar Mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The Gibraltar Mine is planned to enable excavation of sulphide mineralized material of sufficient grade that can be economically mined, crushed, ground and processed to a saleable product by froth flotation. Tailings are pumped to a storage facility.

Rock containing lower grade sulphide mineralization or oxide mineralization is also mined but is not immediately processed. The lower grade sulphide material is stockpiled for later treatment in the mill. In addition, a portion of the low grade sulphide material and all of the oxide material can be leached with sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar Mine’s SX/EW plant.

A phased expansion of the mill has been underway since 2007. Phase 1 mill construction was completed in February 2008, followed by ramp up to the rated processing capacity of 46,000 tpd. The majority of the construction schedule of a Phase 2 expansion program, designed to increase the concentrator throughput from 46,000 tpd, to 55,000 tpd, was completed in 2010, as well as the installation of an in-pit crusher and conveyor with completion of the SAG mill direct feed system scheduled for the second quarter of 2011.

The new in-pit 60-inch by 89-inch crusher and overland conveyor system was completed and commissioned mid-2010. The system is designed to reduce operating costs and improve mine productivity by replacing the original Gibraltar crusher and supplanting approximately three diesel-powered haulage trucks with an electrically driven overland conveyor belt.

Replacement of the single-line tailings system with a two line system and substitution of the natural gas fired concentrate dryer with a filter press was completed in 2010. This equipment reduces operating cost and provides a more stable operating platform, and will be able to manage increased volume as mill throughput increases.

Construction of the SAG Direct Feed System was started in the fourth quarter of 2010. The system is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system. The new system is scheduled for commissioning in the second quarter of 2011.

In 2011, the Company plans to move forward with an expansion at the Gibraltar Mine. The GDP-3 project will include construction of a new concentrator to complement the existing 55,000 tpd facility, increasing annual production capacity to over 180 million pounds of copper. Capacity for the new facilities is based on an engineering scoping study completed by a third party in 2008, and subsequent internal engineering analysis. A new molybdenum recovery facility is also planned to increase annual molybdenum production to over two million pounds. The estimated capital cost for the concentrator facility is approximately $235 million and approximately $90 million, for additional mining equipment. The capital cost estimates are based on recent purchases at the Gibraltar Mine, estimates provided by consultants, and direct quotes from suppliers. The estimated $325 million total capital cost represents 100% of the outlays required. The Company’s share is expected to be 75% of that amount, and proceeding with GDP-3 will require the consent of Cariboo which has a consent right over the approval of any operating plan and budget or capital budget that results in a 30% or greater variance from the long term mine plan provided to Cariboo prior to establishing the joint venture. See “Risk Factors — Risks Related to the Notes — The use of the net proceeds of the Offering to fund the GDP-3 expansion of the Gibraltar Mine requires the consent of Cariboo. In addition, our management will have broad discretion in allocating the net proceeds of the Offering, and may use the proceeds in ways in which you disagree”.

The $235 million to be spent on the concentrator facility consists of approximately $39 million on crushing, conveying, stockpile & reclaim; $80 million for the grinding circuit; $44 million for the flotation and regrind circuits; $28 million on tailings; $11 million for the molybdenum separation facility; and $34 million of site infrastructure and other. Approximately $50 million of this capital is expected to be spent in 2011, with the majority of the remainder expected to be spent in 2012.

The additional mining equipment required consists of approximately $25 million for a shovel; $7 million for a drill; $50 million to expand the haul truck fleet; and the purchase of some ancillary equipment. Timing from the acquisition of the mining equipment is driven by the mining schedule and will be effected over the period 2011 to 2013.

Production in 2010

The following table is a summary of the operating statistics for the year ending December 31, 2010. All mining during fiscal 2010 took place in the Granite pit.

Table 5: Gibraltar Production

Total tons mined (millions)(1)	52.3
Tons of ore milled (millions)	15.0
Stripping ratio	2.5
Copper grade (%)	0.338
Molybdenum grade (%Mo)	0.012
Copper recovery (%)	89.2
Molybdenum recovery (%)	25.5
Copper production (millions lb)(2)	92.3
Molybdenum production (thousands lb)	941

(1)	Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.

(2)	Copper production includes concentrate and cathode.

Contracts and Markets

Gibraltar’s copper concentrate has a nominal 28% copper grade and no significant deleterious elements. Gibraltar’s copper concentrate is currently sold at prices based on London Metal Exchange (“LME”) quotations under an agreement with MRI Trading AG (“MRI”) of Switzerland for the treatment and refining of certain copper concentrate from the Gibraltar Mine. Under the terms of the MRI sales agreement, the Company has secured long-term and fixed rates for processing copper concentrate until December 31, 2014. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year. Although two-thirds of Gibraltar’s copper concentrate is currently sold to MRI, in the event that MRI is unable to purchase Gibraltar’s copper concentrate as provided in the MRI sales agreement, a liquid market exists.

On March 31, 2010, the Company entered into the JVFA with Cariboo. As part of the JVFA, the Company entered into an off-take agreement with Cariboo for the treatment and refining of certain copper concentrate from the Gibraltar Mine.

Gibraltar copper cathode is nominally 99.9%+ pure copper, and is currently sold under an agreement with Trafigura AG of Switzerland, which includes provisions for 100% of the cathode production. Gibraltar also has an agreement with Derek Raphael to treat a minimum of 75% of its molybdenum concentrate.

The copper market is volatile and cyclical. Copper is a commodity traded on the LME, the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced significantly by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper, (iii) economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies, (iv) speculative investment positions in copper and copper futures, (v) the availability and cost of substitute materials and (vi) currency exchange fluctuations.

Production Forecast

The current life-of-mine plan taking into consideration GDP-3, covers a period of 17 years ending in 2027. The plan calls for the mining and processing of 445 million tons of ore from four pits: Granite, Gibraltar, Connector and Gibraltar Extension. The average grade is estimated to be 0.314% copper and 0.008% molybdenum. The average strip ratio over the life of the plan is 3.2:1. The concentrator is forecast to produce 2,742 million pounds of copper in concentrate and 37.6 million pounds of molybdenum in concentrate. The SX/EW plant is expected to produce approximately 50.8 million pounds of copper in cathode form over the life of the mine.

Environmental Considerations

There have been no material environmental non-compliance incidents since the mine re-opened.

The current Environmental Protection Permit was last amended on April 12, 2006, and authorizes the discharge of tailings, sewage, and treated acid mine drainage to the tailings pond; tailings, sewage, open pit and waste dump drainage to the Gibraltar East pit.

Permit M-40, covering the reclamation plan and liabilities was last amended in January, 2008. The reclamation plan includes a water management, treatment and monitoring program and establishment of vegetation on all areas in order to protect against wind and water erosion and to meet end land use objectives. In 2007, a decommissioning plan provided an assessment of the costs of reclamation and ongoing water treatment based on a five-year mine plan. Closure costs were estimated to be $28 million, and the Gibraltar Mine currently has $30 million held in a Qualified Environmental Trust fund and an irrevocable standby letter of credit for $10 million in favour of the Province of British Columbia.

The reclamation plan and liability due to the additional mineral reserves disclosed in the Gibraltar Technical Report will be evaluated in the next decommissioning plan currently scheduled for 2012 or earlier if required by the Ministry of Energy and Mines.

Other permit considerations relative to the additional reserves described in the Gibraltar Technical Report may include approvals required for route changes to the access road, hydro transmission line and water management pipeline, and these approvals will be pursued by the Company as required.

In 2002, Gibraltar and the Cariboo Regional District agreed to develop a landfill site on waste dumps in an area that would not be needed for the future operation of the mine. The landfill will provide reclamation credits to the land it occupies, as well as revenues to support ongoing site management costs. Construction of the landfill was initiated in June 2003 and operations began in October 2003.

Prosperity Project

Cautionary Note to Investors Concerning Reserve Estimates

The following mineral reserves have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this prospectus supplement or in documents incorporated herein by reference may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

Unless stated otherwise, information of a technical or scientific nature related to the Prosperity Project contained in this prospectus supplement (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold — Copper Project” dated December 17, 2009 (the “Prosperity Technical Report”), prepared by Scott Jones, P. Eng., filed on Taseko’s profile on SEDAR at www.sedar.com. Mr. Jones is employed by the Company as Vice-President, Engineering.

Property Description and Location

The Prosperity Project is located at latitude 51° 28’ N and longitude 123° 37’ W in the Clinton Mining Division, approximately 125 km southwest of the City of Williams Lake, British Columbia, and consists of a mineral lease (number 787863) and 37 mineral claims covering the mineral rights for approximately 94.9 square km. All claims are in good standing until April 2018. The claims are 100% owned by Taseko and are not subject to any royalties or carried interests.

On May 12, 2010, the Company entered into a gold stream transaction with Franco-Nevada, under which Franco-Nevada will purchase gold equal to 22% of the life of mine gold produced at the project. Staged cash deposits aggregating US$350 million will be paid during mine construction, and two million Franco-Nevada warrants will be issued on the date of the first advance of the cash payment. For each ounce of gold delivered to Franco-Nevada, Taseko will receive further cash payment of US$400/oz (subject to an inflationary adjustment) or the prevailing market price, if lower. The deposit will be credited with the difference between US$400/oz and the market price of gold for each ounce delivered until the deposit is fully credited. Each warrant is exercisable to purchase one Franco-Nevada common share at a price of $75.00 until June 16, 2017 and will be listed under the same terms as the warrants listed on TSX under the symbol FNV.WT.A. The conditions to funding the gold stream include obtaining full financing of the project, receipt of all material permits to construct and operate Prosperity, and securing marketing arrangements for the majority of the concentrate. The investment by Franco-Nevada is subject to (among other conditions) the condition precedent that the Prosperity project plan that we had agreed with them must receive appropriate governmental approval. Because our revised Prosperity project plan is not the one we agreed with Franco Nevada in 2010, this condition will not be satisfied, and so Franco-Nevada may currently terminate this agreement on ten business days’ written notice to Taseko. However, we believe Franco-Nevada currently has no economic incentive to do so and is awaiting the outcome of our new proposal to the Canadian federal environmental authorities. If our revised mine proposal is ultimately accepted by the authorities, we intend to seek Franco-Nevada agreement to reconfirm the terms of our gold stream transaction with them, but there is no assurance that Franco-Nevada will agree to provide such reconfirmation. Until then, Franco-Nevada could terminate the agreement. There is also a risk that Franco-Nevada will be unable to fund its obligations at the time we receive the necessary approvals.

As this is a greenfield project, there are no existing environmental liabilities on the property and there has been no development at the site. When additional site work is required, permit applications will be made. The Company does not hold any surface rights.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access from Williams Lake is via Highway 20 to Lee’s Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192 km. The CNR services Williams Lake and has rolling stock available to move copper concentrates by rail to points of sale in North America. The City of Williams Lake is sufficiently close and is capable of supplying goods, services, and personnel to a mine.

Multiple high-voltage transmission lines from the existing Peace River hydroelectric power grid are situated 118 km east of the Prosperity Project, a natural gas transmission pipeline is situated 112 km northeast, and ample water is available nearby for a mining operation.

The Prosperity Project is located on the Fraser Plateau in the Taseko Lakes region on the eastern side of the Chilcotin Mountain Range, which forms part of British Columbia’s Coast Mountain Range. The landscape is characterized by the low rounded summits of the Chilcotin Range and moderately sloping upland. The Prosperity Project is located within the Fish Creek and Fish Lake watershed in a broad valley with slopes of moderate relief. Elevations at the site range between 1,450 m and 1,600 m above sea level.

Local climatic conditions are moderated primarily by elevation, aspect, physiography, and the proximity of the area to the Chilcotin Mountains. The annual mean temperature at the Prosperity Project site is estimated to be 2oC. The coldest months of December and January average -10oC, and the warmest months of July and August average 13oC.

Prosperity Project History

Prospectors discovered mineralization in the 1930s. Exploration continued intermittently and by a variety of operators until about 1991, and included extensive IP, magnetic and soil geochemistry surveys, and 176 percussion and diamond drill holes, totalling approximately 27,100 m. This work helped define the Prosperity Project mineralization to a depth of 200 m, and outlined a copper-gold mineralized zone approximately 850 m in diameter.

In 1969, Taseko acquired the Prosperity Project and drilled 12 percussion holes totalling 1,265 m and six diamond drill holes totalling 1,036 m immediately to the south of the area previously explored, and Taseko discovered significant tonnage grading 0.25% to 0.30% copper.

In 1970, Nittetsu Mining Company optioned the Prosperity Project from Taseko and completed 236 m of core drilling in 4 holes before returning the property to Taseko. In 1972, Taseko tested the property with two additional diamond drill holes totalling 156 m. Quintana Minerals Corporation optioned the property from Taseko in 1973 and completed a 23-hole diamond drill program totalling 4,705 m during 1973-74.

Bethlehem Copper Corp. optioned the Prosperity Project in 1979 and by 1981 had completed 3,225 m of percussion drilling in 36 holes and 10,445 m of diamond drilling in 37 holes. Following the corporate merger of Bethlehem Copper Corp. and Cominco Ltd., Cominco acquired the Bethlehem option agreement on the Prosperity Project. Cominco continued to drill the property, completing 1,620 m of percussion drilling in 19 holes and 3,707 m of diamond drilling in 29 holes over the period 1982 to 1989.

Cominco work programs also included 50 line km of induced polarization, magnetic and soil geochemical surveys. The induced polarization survey outlined a 2 km by 3 km east-west trending zone of high chargeability. Also undertaken was a limited metallurgical testwork program which focused on achieving high copper recovery, with little emphasis on gold recovery, using a conventional copper flotation.

After a period of disagreement with Cominco which included a Court process, Taseko acquired 100% of the Prosperity Project free whatsoever of any royalties or third party interests in 1993 through settlement agreements.

Geological Setting

The Prosperity Project is located within the western-most portion of the Intermontane Belt at the boundary between the Intermontane and Coast morphologic belts. The surrounding area is underlain by poorly exposed, Late Paleozoic to Cretaceous litho tectonic assemblages which have been intruded by plutons of Mid-Cretaceous to Early Tertiary age. The main Coast Plutonic Complex is 50 km southwest of the Prosperity Project area.

The Yalakom Fault is the major fault in the region and lies to the southwest of the deposit on the Prosperity Project. Estimates of Eocene dextral strike-slip offsets for the Yalakom Fault have been postulated variously as ranging from 80 to 190 km, 125 to 175 km or 115 km. It may have imparted some related structural controls that are important to the localization of mineralization at the deposit.

Mineralization

The Prosperity Project hosts a large porphyry gold-copper deposit. The deposit is predominantly hosted in Cretaceous andesitic volcaniclastic and volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply dipping Fish Creek Stock. The stock is surrounded by an east-west trending, south dipping swarm of subparallel quartz-feldspar porphyritic dykes. The stock and dykes comprise the Late Cretaceous Fish Lake Intrusive Complex that is spatially and genetically related to the deposit. Post mineralization porphyritic diorite occurs as narrow dykes that cross-cut all host rocks. The central portion of the deposit is cut by two major faults, striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit on the Prosperity Project. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets and may be accompanied by bornite and lesser molybdenite and tetrahedrite-tenantite. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Exploration

Up to 1991, exploration programs at the Prosperity Project included extensive IP and magnetic geophysical and soil geochemical surveys, and 176 percussion and diamond drill holes totalling approximately 27,100 m. This work helped define the Prosperity Project mineralization to a depth of 200 m, and outlined a gold-copper mineralized zone approximately 850 m in diameter.

In 1991 Taseko drilled 10 holes totalling 7,506 m in a “cross” pattern to test the core of the deposit on the Prosperity Project over a north-south distance of 550 m. All of the holes intersected continuous significant copper and gold grades and extended the mineralization to 810m below surface. A scoping-level metallurgical testwork program was completed which demonstrated that acceptable gold and copper recoveries could be achieved by bulk sulphide flotation followed by regrinding and conventional copper flotation. In the same year, baseline environmental and monitoring studies were initiated by the Company.

Diamond drilling continued in 1992, and by the end of the year an additional 116 HQ and NQ diameter vertical drill holes totalling 60,558 m had been drilled, expanding the deposit to 1400 m east-west, 600 m north-south and to 850 m below surface.

Subsequent to 1993, the Company completed a 12 hole (4,605 m) inclined core drilling program in 1994 to investigate the distribution of fracture controlled gold and copper mineralization in the deposit. In addition, 22 holes (3,171 m) were drilled to investigate geotechnical conditions in the proposed Prosperity Project development areas.

In 1996 and 1997, an additional 107 holes (49,465 m) were completed in order to upgrade the confidence limits of the deposit. Of this total, 20 holes (2,203 m) were drilled vertically and 87 holes (47,262 m) were inclined. These holes significantly increased the density of pierce points in the deposit and added to the geotechnical and geochemical characterization of the rock in the deposit.

Over the 34-year period from 1963 to 1997, a total of 154,631 m has been drilled in 452 holes on the Prosperity Project. Of this total, 273 holes (83,453 m) were drilled vertically and 174 holes (71,178 m) were inclined. Sizes of cored holes have included BQ, HQ, and NQ totalling 148,322 m, with an average drill spacing of 70 m. The balance of 6,309 m is from percussion drilling. There has been no production from the Prosperity Project.

Work on the Prosperity Project was deferred from 2000 through 2005 first due to low metal prices and then later as the Company turned its attention to re-starting the Gibraltar Mine. In November 2005, work was reactivated on the Prosperity Project. A pre-feasibility level study was completed in the first quarter of fiscal 2007, and a full feasibility study completed in September 2007. In late 2009 and 2010 additional metallurgical testing and geotechnical investigations were undertaken in support of detailed engineering. No exploration drilling activity is planned for the Prosperity Project in 2011.

Sampling and Analysis

A total of 63,937 drill core samples and 1,548 percussion samples have been taken for analysis on the Prosperity Project since 1969. Prior to 1991, a total of 6,905 samples were taken with an average length of three meters. From 1991 through 1998, 58,580 core samples were taken for assay with an average length of two meters except in instances where this was impractical.

From 1991 through 1994, drill core was mechanically split, one half of which was submitted for preparation and analysis. Of the total meterage drilled during 1996-97, 42% was subject to whole core sampling, 44% was sampled as sawn half-core, 5% of samples comprised the larger portion of core sawn 80:20. The remaining 9% was cored overburden, which was not generally sampled. In 1998 the samples were half sawn core and the remaining sample was put back in drilling order in the core box. Drill core remaining after sampling was returned to the core boxes, which were racked and stored at the Prosperity Project site.

From 1991 through 1998 the drill core was boxed at the drill rig and transported twice daily by company truck to the logging, sampling and sample preparation compound at the Prosperity site. The core was geologically and geotechnically logged, given QA/QC designations, photographed and sampled under the supervision of Taseko geological and engineering staff. Samples were placed in shipping sacks and taken by company truck to Williams Lake and then shipped by commercial carriers to the Vancouver area analytical laboratories.

Taseko implemented a QA/QC program after taking over the Prosperity Project in 1991. This was in addition to the QA/QC procedures used internally by the analytical laboratories. The results of this program indicate that analytical results are of high quality and suitable for use in detailed modeling and resource evaluation studies.

Taseko verified the post-1990 portion of the Prosperity Project drill hole database manually in 1992 and 1998, and another independent comprehensive audit and verification of the geology and assay results in 1998 found the geological work for the Prosperity Project to be done in a professional manner and according to industry standard.

Samples are shipped by commercial carriers to the analytical facilities. Coarse rejects from analytical work are retained in Taseko’s secure warehouse in Surrey, British Columbia.

Reserves and Resources

Cautionary Note to Investors Concerning Reserve Estimates

The following mineral reserves have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” and “contained pounds” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report reserves in ounces and pounds, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

The Company and its consultants carried out progressive engineering, metallurgical and environmental studies over the period 1998 to 2010, including a feasibility level study of the project in 2000, and a mill redesign and project cost review in 2006.

In 2007, a feasibility study update incorporated the 2000 Feasibility Study, 2006 Mill Redesign, additional revisions to the processing plant and infrastructure, updates to the tailings facility design and pit geotechnical analysis, and revisions to the design and scheduling of the open pit.

In 2008, Taseko worked with various consultants to investigate value engineering opportunities, energy efficiency, and operating ease in various areas of the concentrator and support infrastructure.

In 2009, Taseko incorporated different long term prices for copper and gold prices from those assumed in 2007 and re-evaluated the reserves on the basis of $1.65/lb Cu and $650/oz Au. The resulting mineral reserves are shown in Table 7.

Table 7: Prosperity Mineral Reserves
at CDN$5.50 NSR/t Pit-Rim Cut-off

	Tonnes	Gold	Copper	Recoverable Gold	Recoverable Copper
Category	(millions)	(g/t)	(%)	Ounces (millions)	Pounds (billions)

Proven	481	0.46	0.26	5.0	2.4
Probable	350	0.35	0.18	2.7	1.2

Total	831	0.41	0.23	7.7	3.6

Recoverable gold and copper are calculated using life of mine average target recoveries of 69% and 87% for gold and copper, respectively.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated” resources. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted to reserves.

The mineral resources shown in Table 8 include the mineral reserves shown in Table 7. Resource estimates were based on a copper cut-off of 0.14%.

Table 8: Prosperity Mineral Resources
at 0.14% copper cut-off — September 2009

	Tonnes	Gold	Copper
Category	(millions)	(g/t)	(%)

Measured	547.1	0.46	0.27
Indicated	463.4	0.34	0.21

Total	1,010.5	0.41	0.24

In 2010, Taseko worked with various consultants to advance project engineering to the detailed phase and to advance various permit applications. Taseko temporarily suspended work on detailed engineering and permitting in November 2010 following the federal cabinet’s decision on the environmental assessment.

Planned Mining Operations

The proposed mine plan utilizes a large-scale conventional truck shovel open pit mining and milling operation. Following a one and a half year pre-strip period, total material mined from the open pit over years 1-31 averages 170,000 tpd at a life of mine strip ratio of 1.5:1. A declining net smelter return cut-off is applied to the mill feed, which defers lower grade ore for later processing. The stockpiled ore is processed in the final years of the mine plan.

The Prosperity processing plant has been designed with a nominal capacity of 70,000 tpd. The plant consists of a single 12-m diameter SAG mill, two 7.9-m diameter ball mills, followed by processing steps that include bulk rougher flotation, regrinding, cleaner flotation, thickening and filtering to produce a copper-gold concentrate. Expected life-of-mine metallurgical recovery is 87% for copper and 69% for gold, with annual production averaging 110 million pounds copper and 234,000 ounces gold over the 33 year mine life.

The copper-gold concentrate will be hauled with highway trucks to an expanded load-out facility at the Gibraltar Mine’s existing facility near Macalister for rail transport to various points of sale, but primarily through the Port of Vancouver for shipment to smelters/refineries around the world.

Power would be supplied via a new 124 km long, 230 kV transmission line from Dog Creek on the BC Hydro Grid. Infrastructure would also include the upgrade of sections of the existing road to the site, construction of a short spur to the minesite, an on-site camp, equipment maintenance shop, administration office, concentrator facility, warehouse, and explosives facilities.

Based on this update, the project would employ up to 460 permanent hourly and staff personnel. In addition, approximately 60 contractor personnel would be employed in areas including catering, concentrate haulage, explosives delivery, and bussing.

Environmental Assessment

The Ministry of Environment of British Columbia accepted Taseko’s Environmental Assessment report on March 13, 2009 and proceeded with an Environmental Assessment Office (“EAO”) led review of the Prosperity Project in a coordinated manner with the Canadian Environmental Assessment Agency (“CEAA”) on their respective provincial and federal environmental assessment processes.

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the Province.

The federal process, conducted by a three-person panel, included six weeks of public hearings in March and April of 2010 as part of the environmental review. The panel’s findings were essentially the same as the conclusions reached in the Provincial Environmental Assessment but they were not mandated to assess economic and social value generated by the project. In July, the panel submitted its final report to the federal government for its approval.

In November 2010, the federal Minister of Environment announced that the Prosperity Project, as proposed, would not be granted federal authorizations to proceed. Taseko suspended work on detailed engineering and permitting after the federal announcement. The Company has reviewed and revised its plan and has put forth a new design proposal, which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan responds to the concerns identified during the federal review process and on February 21, 2011 the Company submitted the new project description for the Prosperity Project to the federal government where it remains under review.

The Provincial Mines Act permit application was submitted to the Ministry of Energy, Mines, and Petroleum Resources in June 2010 but was put in abeyance following the November 2010 federal decision.

Non-Material Projects

The Harmony Project

Gibraltar Mines Ltd., a subsidiary of Taseko, acquired the Harmony Project in October 2001 through a transaction with Continental Minerals Corporation (formerly Misty Mountain Gold Ltd.) for consideration of $2.23 million in cash and the issuance of tracking preferred shares in Gibraltar’s capital stock. Details of the exchange terms of these preferred shares can be found in the 2003 Annual Information Form filing by Taseko at www.sedar.com and in the notes to its December 31, 2010 audited financial statements.

As there had not been significant exploration or development conducted on the Harmony Project for several years, due to historically low gold prices, the Harmony gold property was written down to a nominal value in 2004. The Company is considering further technical studies of the Harmony Project.

Location, Access and Infrastructure

The Harmony Project is located at latitude 53o 31’ N and longitude 132o 13’ W in the Skeena Mining Division, on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), on the north-western coast of British Columbia, Canada.

Property Description

The Harmony Project comprises of 58 mineral claims and 177 square kilometres.

Exploration History

Prospectors discovered mineralization at the Harmony Project in 1970. The project claims were optioned by various companies during the period 1970 to 1975, which carried out geological mapping, geochemical surveys and minor drilling. Consolidated Cinola Mines Ltd. acquired the ground in 1977 and, with partners, carried out detailed drilling totalling 30,116 metres in 231 holes by 1984. In 1981, 465 metres of an underground drift and crosscuts were excavated for a metallurgical bulk sample. A 45 tpd pilot mill was established to treat about 5,200 tonnes of material and in 1982 a feasibility study for a 10,000-15,000 tpd operation was completed. From 1986 to 1988, City Resources drilled 83 diamond drill holes and 64 reverse-circulation drill holes, totalling 13,356 metres, and completed 117.6 metres of underground development to obtain a bulk sample, conducted bench scale metallurgical testing, and developed open pit scenarios for the project. Barrack Gold of Australia acquired City Resources and the project in 1989, however Barrack subsequently was put into bankruptcy and City Resources was acquired in the early 1990s by a new group of investors who renamed the company to

Misty Mountain Gold Ltd. From 1989 through 1999, additional drilling, metallurgical and engineering studies were carried out at the Harmony project.

Geology and Mineralization

The Harmony Project hosts the Specogna epithermal gold deposit, controlled by the Sandspit fault. Dacite dykes of Tertiary age have intruded along the fault. Contemporaneous, pervasive silicification, hydrothermal brecciation, stockwork and banded quartz veining and gold mineralization have developed along the hanging wall of the fault. This extends for a strike distance of at least 800 metres, eastwards from the fault at least 200 metres and to a depth of at least 240 metres. Pyrite and marcasite are the dominant metallic minerals. Gold occurs as native gold and electrum, which are commonly visible. Silver is also present as an alloy with gold.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the 2004 Annual Information Form. Sample pulps are stored in the Company’s warehouse at Port Kells, BC. Drill core is stored at site.

Estimates of Mineralization

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated” resources. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted to reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Risk Factors”.

In 2001, measured and indicated resources were estimated by the Company based on various reports to be 64 million tonnes grading 1.53 grams Au/tonne, containing approximately 3 million ounces of gold. There were also inferred resources estimated of 21 million tonnes grading 1.04 grams Au/tonne. The estimates were done at a 0.60 grams Au/tonne cut-off.

Aboriginal Issues

The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony Project, is subject to aboriginal peoples’ land claims. Aboriginal land claims are subject to the B.C. Treaty Commission Legislation and the B.C. Treaty Commission, both established in 1993.

Exploration and Development

In late 2007, after completion of the Queen Charlotte-Haida Gwaii Land and Resource Management Plan designated the area in which the Harmony Project is located as a mineral development zone, Taseko initiated a review of the metallurgical flow sheet and prior mine development planning to establish further work programs. The Company plans to carry out additional work on the project in 2011.

Aley Niobium Project

Property Acquisition

In June 2007, Taseko acquired 100% of the Aley niobium project in northern British Columbia through the acquisition of all the issued and outstanding shares in the capital of a private company, for a total cash consideration of $1.5 million and 894,730 common shares then valued at $2.9 million. Taseko purchased the residual net smelter royalty for a total cash consideration of $0.3 million and the issuance of units having a value at the time of $0.8 million (consisting of 240,000 common shares and 120,000 warrants).

Niobium is a metal used in making high strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. Ninety percent of niobium enters the market as ferro-niobium (FeNb); 10% of all steel produced worldwide contains FeNb, a number that may increase to 20% in the near future. The increase in demand for FeNb has resulted largely from the overall growth in the global steel industry and also from the increasing use of higher-quality steels, which often contain FeNb. Ferro-niobium is currently selling for $40/kg and demand has grown at approximately 10% per annum in recent years. Currently, 90% of the world’s niobium is supplied by three mines: The CBMM (Companhia Brasileira de Metalurgia e Mineração), Anglo American of South America Ltda mines in Brazil and the Niobec mine operated by IAMGOLD Corporation in Quebec, Canada.

Location, Access and Infrastructure

The property is located in the Omineca Mining Division in British Columbia, Canada, centred at latitude 56° 27’ N and longitude 123° 13’ W. Logging roads from Mackenzie, BC lead to the Ospika Logging Camp on the east side of Williston Lake. The property is located near the shore of the lake, about 30 km from the Ospika Camp and is currently accessed via helicopter.

Property Description

The Aley Project consists of 104 contiguous mineral claims that cover 43,316 hectares.

Aley Project History

A previous operator identified six zones from surface exploration, which included mapping, sampling and trenching. Twenty holes, totalling 3,058 meters were drilled in 1985-86. Of these, 16 were drilled in the Saddle, Saddle West and Central zones.

In 2004, another operator took samples from trenches for metallurgical testing. Approximately 1200 kilograms of material was collected from three sites — two in the Central zone and one from the Saddle zone. Sample analysis was done by Process Research Associates (PRA), and test work was similar to that developed for the Niobec mine in Quebec. The test work included de-sliming, magnetic separation, carbonate rougher flotation, niobium rougher and scavenger flotation, and the first and second niobium rougher and cleaner flotation stages. Enough work was completed to benchmark reagent use and operating conditions for unit processes. The preliminary work indicated that recoveries of approximately 65% were achievable.

Geology

The Aley Project hosts an ovoid, 4.4-km diameter carbonatite complex that intruded Cambro-Ordovician sedimentary rocks in mid Mississippian time. Two major units — an outer quartz-albite syenite and an inner carbonatite core — define the complex. The syenite comprises massive units and occasional breccias, and the carbonatite has both dolomite and calcite phases. Niobium (Nb) occurs in the mineral pyrochlore, as crystals that precipitated from the carbonatite magmas, and has also been altered to other niobium bearing minerals such as fersmite (Nb-oxide) and columbite (Fe-bearing Nb-Tantalum oxide). Niobium mineralization occurs in subvertical to moderately inclined bands that probably formed at the edges of the magma chamber, and which were elongated during intrusion into the sedimentary rocks.

Of the six known mineralized zones, the best exploration results to date have been derived from the Central Zones.

Recent Exploration

Taseko completed an initial exploration program on the Aley deposit in 2007 that included 11 diamond drill holes to check the results of the 1985-86 drilling program and to plan for the next phase of exploration work. No work was done on the Aley Project in 2008 or 2009.

Taseko completed a significant exploration program on the Aley Project in the summer of 2010, comprising geological mapping and 4,460 metres of diamond drilling in 23 holes in the central zone. These holes intersected excellent grade niobium mineralization across an area measuring over 900 metres east-west and 350 metres north-south. Mineralized drill intercepts range up to over 200 metres in length. Niobium mineralization intersected is highly continuous and close to surface. The extensive body of niobium mineralization indicated by the 2010 drilling is wide open to expansion in at least three directions and to depth.

Composite assay results from all core holes received to date are listed below.

							Ferro
Drill Hole	Azimuth	Dip	From	To	Intercept(2)	Nb2O5	Niobium(1)
Number	(Degrees)	(Degrees)	(Metres)	(Metres)	(Metres)%		kg/tonne

2010-012	20	−55	9.1	134.4	125.3	0.53	3.41
2010-012 Incl.			70.7	96.4	25.7	0.69	4.40
2010-013	20	−55	7.1	27.5	20.4	0.51	3.26
2010-013			42.7	126.5	83.8	0.42	2.68
2010-014	20	−55	14.6	91.5	76.9	0.67	4.28
2010-014 Incl.			41.2	74.6	33.4	0.87	5.52
2010-015	20	−55	18.9	104.8	85.9	0.53	3.41
2010-015 Incl.			18.9	35.2	16.3	0.87	5.56
2010-015 Incl.			68.6	86.2	17.6	0.64	4.07
2010-016	20	−55	6.1	80.4	74.3	0.60	3.82
2010-016 Incl.			17.9	52.6	34.7	0.83	5.31
2010-016			106.1	119.4	13.3	0.64	4.07
2010-017	20	−55	6.1	30.5	24.4	0.74	4.74
2010-017 Incl.			6.1	21.4	15.3	1.00	6.36
2010-017			61.1	87.4	26.3	0.58	3.71
2010-020	20	−55	3.7	70.2	66.5	0.55	3.49
2010-020 Incl.			31.1	55.5	24.4	0.82	5.24
2010-020			79.4	116.6	37.2	0.45	2.85
2010-020			144.5	164.4	19.9	0.43	2.77

							Ferro
Drill Hole	Azimuth	Dip	From	To	Intercept(2)	Nb2O5	Niobium(1)
Number	(Degrees)	(Degrees)	(Metres)	(Metres)	(Metres)%		kg/tonne

2010-020			180.1	193.8	13.7	0.51	3.24
2010-021	20	−55	6.3	140.4	134.1	0.70	4.48
2010-021 Incl.			6.3	27.4	21.1	0.98	6.27
2010-021 Incl.			51.5	62.3	10.8	1.00	6.40
2010-021 Incl.			119.7	137.7	18.0	0.85	5.45
2010-022	20	−55	6.7	150.8	144.1	0.57	3.64
2010-022 Incl.			21.3	49.7	28.4	0.82	5.24
2010-022 Incl.			90.2	103.5	13.3	0.82	5.24
2010-023	20	−55	4.6	146.3	141.7	0.82	5.23
2010-023 Incl.			12.2	106.3	94.1	1.01	6.42
2010-023			169.4	196.5	27.1	0.43	2.77
2010-023	30	−55	202.5	213.4	10.9	1.61	10.27
2010-024			7.3	111.6	104.3	0.44	2.78
2010-027	30	−45	3.5	46.1	42.6	0.36	2.28
2010-027			105.3	135.6	30.3	0.91	5.78
2010-027 Incl.			110.2	125.1	14.9	1.31	8.37
2010-029	30	−45	4.5	115.2	110.7	0.45	2.85
2010-030	30	−45	45.1	198.3	153.2	0.52	3.31
2010-030 Incl.			101.0	138.5	37.4	0.79	5.01
2010-031	30	−45	20.0	42.3	22.3	0.84	5.39
2010-031 Incl.			23.7	39.1	15.4	1.06	6.73
2010-031			66.7	199.1	132.4	0.48	3.05
2010-031 Incl.			123.6	136.0	12.4	0.81	5.19
2010-032	60	−50	3.1	33.5	30.4	0.67	4.29
2010-032 Incl.			18.0	33.5	15.5	0.89	5.70
2010-032			67.6	146.1	78.5	0.38	2.42
2010-033	30	−45	6.1	213.4	207.3	0.66	4.20
2010-033 Incl.			6.1	35.7	29.6	0.90	5.74
2010-033 Incl.			61.1	123.4	62.3	0.87	5.55
2010-033 Incl.			139.5	155.8	16.3	0.99	6.32
2010-034	60	−50	2.5	162.6	160.1	0.35	2.21

Note 1:	Ferro niobium (FeNb) content is calculated assuming 60% recovery and 5% conversion loss (Nb2O5 x 6.38).

Note 2:	True thicknesses of reported intervals have yet to be established.

Note 3:	No significant intersections in Holes 2010-018, 2010-019, 2010-025. Assays pending Holes 2010-026 and 2010-028.

Sampling and Analysis

Sample preparation and analysis for the Aley Project is done at Inspectorate laboratories in Richmond, BC. All samples are assayed for niobium by HF-HCl-H3PO4 digestion with an induced Coupled Plasma-Mass Spectrometry (ICP-MS) finish.

As part of a comprehensive Quality Control/Quality Assurance program, one standard is inserted into the sample stream in each group of 20 samples, as well as one or more field blanks in each analytical batch. One sample in each group of 20 is a duplicate, analyzed by Inspectorate, and also by Acme Analytical Laboratories in Vancouver.

The 2010 drill core samples were transported by helicopter from drill sites on the Aley Project to the nearby Ospika Camp where the core was logged and samples laid out by company personnel. Cores from the first six drill holes were split at Ospika and cores from the remaining 17 drill holes were split at the Gibraltar Mine, all under supervision of Company personnel. The 2010 drill cores and split samples were trucked to the Gibraltar Mine by commercial carrier. Samples for assay were shipped by commercial transport to Inspectorate Laboratory in Richmond, BC, for sample preparation and assay analysis. Remaining core samples are stored at the Gibraltar Mine site. Coarse rejects and pulp samples are stored at the Hunter Dickinson warehouse facility in Surrey, BC.

Exploration and Development

The Company plans to accelerate work on the project in 2011, with a comprehensive work program planned including approximately 18,000 metres of exploration and geotechnical drilling, metallurgical test work, and environmental baseline studies.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth our selected historical financial data. The selected historical statement of operations data for the years ended December 31, 2010 and 2009 and the fifteen months ended December 31, 2008, and the selected historical balance sheet data as of December 31, 2010 and 2009, have been derived from the financial statements, which are included in this prospectus supplement. The selected historical statement of operations data for the years ended September 30, 2007 and 2006, and the selected historical balance sheet data as of December 31, 2008 and September 30, 2007 and 2006, and have been derived from other consolidated financial statements not included herein. Our historical results set forth below are not necessarily indicative of results to be expected for any future period. Our selected historical financial data should be read in conjunction with “Prospectus Summary — Summary Historical Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”’ and our financial statements included elsewhere in this prospectus supplement.

			15 months Ended
	Year Ended September 31,		December 31,	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In thousands of dollars)

Statements of Operations Data:
Revenues	$161,900	$218,426	$231,678	$188,902	$278,460
Costs and expenses
Cost of sales	$103,628	$109,533	$196,261	$132,434	$142,674
Depletion, depreciation and amortization	3,412	3,155	7,363	8,150	10,336

Operating profit	$54,860	$105,738	$28,054	$48,318	$125,450
Other expenses	15,899	17,872	30,141	21,288	18,284

Earnings (loss) before other items	$38,961	$87,866	$(2,087)	$27,030	$107,166
Gain on contribution to joint venture	—	—	—	—	95,144
Unrealized (loss) on derivative instruments	—	—	—	(15,775)	(6,898)

Earnings (loss) before income taxes	$38,961	$87,866	$(2,087)	$11,255	$195,382
Income tax expense (recovery)	6,045	39,604	(5,597)	694	46,784

Net earnings	$32,916	$48,262	$3,510	$10,561	$148,598

Consolidated Balance Sheet Data (as of the end of each period presented):
Cash and cash equivalents	$89,408	$37,636	$4,587	$35,082	$211,793
Property and equipment, net	$43,445	$176,898	$330,882	$339,958	$312,487
Total assets	$297,461	$377,263	$478,245	$535,095	$687,612
Total debt (including current portion)	$42,774	$41,008	$57,380	$74,203	$38,333
Total liabilities	$196,527	$213,603	$243,338	$238,402	$217,661
Total shareholders’ equity	$100,934	$163,660	$234,907	$296,693	$469,951

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Taseko for the years ended December 31, 2010, December 31, 2009, and the fifteen months ended December 31, 2008, prepared in accordance with Canadian GAAP, included elsewhere in this prospectus supplement.

All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This discussion uses the terms “measured” and “indicated” resources. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Cash Cost of Production

This management discussion uses the term cash cost of production which is a non-Canadian GAAP measure intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Cash cost of production is a common performance measure in the copper industry and includes direct cost of operations and related costs through to refined metal, excluding amortization.

Overview

Taseko is a mining and mine development company with one operating mine, two advanced stage projects and one exploration property, all located in British Columbia, Canada. These are the Gibraltar Mine, the Prosperity Project, the Harmony Project and the Aley Property.

During the year ended December 31, 2010, Taseko has continued to focus on completing capital upgrade projects in order to increase throughput and metal recovery at its Gibraltar Mine and on advancing engineering, permitting and financing for the Prosperity Project.

On March 31, 2010, the Gibraltar Mine became a joint venture with Cariboo. Taseko and Cariboo now hold 75% and 25% interests, respectively, in the mine and Taseko continues to be the operator.

Taseko had an operating profit of $125.5 million and earnings before tax and other items of $107.2 million for the year ended December 31, 2010, compared to an operating profit of $48.3 million and earnings before tax and other items of $27.0 million for the year ended December 31, 2009. Other items included a gain on the sale of the 25% interest in the Gibraltar Mine (to the Joint Venture) in the amount of $95.1 million and an unrealized (non-cash) marked-to-market loss attributable to derivative instruments of $6.9 million.

Net earnings were $148.6 million or $0.80 per share for the year ended December 31, 2010 as compared to net earnings of $10.6 million or $0.06 per share for the year ended December 31, 2009. Net earnings for the year were higher than the prior year due to increases in Gibraltar’s production capacity, the significant impact of increased sales volumes, as well as continued strength in the metals markets, resulting in much higher average prices realized in fiscal 2010. In addition, the gain realized on the sale of the 25% interest in the Gibraltar Mine in the amount of $95.1 million contributed to the higher earnings.

During the year ended December 31, 2010, the Gibraltar Mine produced 92.3 million pounds of copper and 941,000 pounds of molybdenum. Total cash costs for the year averaged US$1.70 per pound of copper produced.

In the quarter ended December 31, 2010, the Gibraltar Mine produced 23.4 million pounds of copper and 276,000 lbs of molybdenum.

A number of major capital projects were undertaken during the year. These included the in-pit crusher and conveyor system, upgrades to the concentrate filter/dryer circuits and tailings handling system, and the SAG mill direct feed system that is scheduled to be commissioned in early 2011.

During the year, the Company prepaid its US$50 million term facility with Credit Suisse and Investec Bank PLC without penalty. The Company also exercised its “call” option to redeem the Gibraltar Royalty Limited Partnership (“GRLP”) royalty obligation through the issuance of 1,556,355 shares of the Company.

In 2011, the Company plans to move forward with a further expansion at the Gibraltar Mine. GDP-3 will include construction of a 30,000 tpd concentrator to complement the existing 55,000 tpd facility, increasing annual production capacity to 180 million pounds of copper. A new molybdenum recovery facility is also planned to increase annual molybdenum production to more than two million pounds. The capital cost for infrastructure related to the increased production capacity is expected to be $235 million, with an additional mining equipment requirement of approximately $90 million.

Taseko has also submitted a new Project Description to the Federal Government to advance permitting for the Prosperity Project. The Company also plans delineation drilling and engineering at the Aley Project.

Gibraltar Mine

The Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. The following sales and production volumes and prices are on a 100% basis.

Three-Month Sales

•	Copper-in-concentrate sales for the three months ended December 31, 2010 were 32.7 million pounds compared to 16.2 million pounds sold during the three months ended December 31, 2009.

•	There were 0.9 million pounds of copper cathode sold in the three months ended December 31, 2010 compared to 0.6 million pounds sold in the three months ended December 31, 2009.

•	The average price realized for sales of copper during the three months ended December 31, 2010 was US$4.12 per pound, compared to US$3.10 per pound realized in the three months ended December 31, 2009. The realized price included adjustments on final invoices related to prior quarters.

•	Molybdenum-in-concentrate sales for the three months ended December 31, 2010 were 261,000 pounds compared to 97,000 pounds sold in the three months ended December 31, 2009.

•	The average price realized for sales of molybdenum for the three months ended December 31, 2010 was US$16.24 per pound, compared to US$12.01 per pound realized in the three months ended December 31, 2009.

Twelve-Month Sales

•	Copper-in-concentrate sales increased to 84.8 million pounds for the year ended December 31, 2010 from the 65.9 million pounds sold during the year ended December 31, 2009.

•	Copper cathode sales decreased in the year ended December 31, 2010 to 1.5 million pounds compared to 2.2 million pounds in the year ended December 31, 2009.

•	The average price realized for sales of copper in the year ended December 31, 2010 was US$3.66 per pound, compared to US$2.31 per pound realized in the year ended December 31, 2009.

•	Molybdenum-in-concentrate sales increased to 924,000 pounds in the year ended December 31, 2010 from 692,000 pounds sold in the year ended December 31, 2009.

•	The average price realized for sales of molybdenum for the year ended December 31, 2010 was US$16.32 per pound, compared to US$11.02 per pound realized in the year ended December 31, 2009.

Year-end Inventory

•	Copper-in-concentrate inventory at December 31, 2010 was 5.0 million pounds compared to 3.8 million pounds at December 31, 2009.

•	Copper cathode inventory at December 31, 2010 was 0.5 million pounds compared to 0.1 million pounds at December 31, 2009.

•	Molybdenum-in-concentrate inventory at December 31, 2010 was 33,000 pounds compared to 16,000 pounds at December 31, 2009.

Gibraltar Mine Production and Cost Performance

The following table is a summary of operating statistics (100%):

	Year		Year		Three Months		Three Months
	Ended		Ended		Ended		Ended
	December 31,		December 31,		December 31,		December 31,
	2010		2009		2010		2009

Total tons mined (millions)(1)		52.3		34.9		15.6		11.3
Tons of ore milled (millions)		15.0		13.0		3.9		3.2
Stripping ratio		2.5		1.8		2.9		2.2
Copper grade(%)		0.338		0.319		0.333		0.319
Molybdenum grade(%)		0.012		0.011		0.012		0.010
Copper recovery(%)		89.2		82.3		89.1		84.1
Molybdenum recovery(%)		25.5		24.4		29.8		20.9
Copper production (millions lb)(2)		92.3		70.3		23.4		17.4
Molybdenum production (thousands lb)		941		629		276		113
Foreign exchange ($C/$US)		1.03		1.14		1.01		1.06
Copper production costs, net of by-product credits(3), per lb of copper	US$	1.34	US$	1.24	US$	1.38	US$	1.67
Off-property costs for transport, treatment & marketing per lb of copper	US$	0.36	US$	0.30	US$	0.49	US$	0.31
Total cash costs of production per lb of copper(4)	US$	1.70	US$	1.54	US$	1.87	US$	1.98

(1)	Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.

(2)	Copper production includes concentrate and cathode.

(3)	By-product credit is calculated on actual period sales.

(4)	See “Non-GAAP Measures” below.

Total tons mined in 2010 were higher than in 2009 in order to meet the increased processing capacity of the mill and to operate closer to the deposit average strip ratio based on continued strength in the price of copper. The Gibraltar concentrator continued to perform well on copper recovery while throughput steadily increased toward the targeted 55,000 tons per day level. Copper and molybdenum production levels have been increasing throughout the year, due to the completion of concentrator capital projects, increased mill throughput, and an increase in the copper head grade and recovery.

Total per pound cash costs of production for the year ended December 31, 2010 were higher than the same period 2009 as a result of increased stripping ratio (US$0.17), a strengthening Canadian dollar against the US dollar (US$0.17), higher prices for fuel, reagents and grinding media (US$0.05), and increased off property transportation costs (US$0.06) for the year. These increased costs were partially offset by lower mining and milling costs realized from new equipment (US$0.23) and increased molybdenum by-product value (US$0.06).

Gibraltar Joint Venture

The Gibraltar mine became an unincorporated joint venture between Taseko and Cariboo on March 31, 2010. The Company and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively. Under the Joint Venture Agreement, the Company contributed certain assets and liabilities pertaining to the Gibraltar mine with a deemed fair value of $747 million to the Joint Venture at March 31, 2010, and Cariboo paid the Company $187 million to obtain a 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar mine.

The assets and liabilities contributed by the Company into the Joint Venture were primarily mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, equipment loans, and capital lease obligations and the site closure and reclamation obligation.

The Company’s 75% interest in the assets and liabilities of the Joint Venture as at December 31, 2010, are as follows:

December 31, 2010
($ in thousands)

Assets
Current assets	$97,713
Advances for equipment	1,188
Reclamation deposits	22,977
Mineral property interests, plant and equipment, net	301,219
Liabilities
Current liabilities	$29,538
Long-term liabilities	28,019
Site closure & reclamation obligation	8,178

Included within the Company’s statement of operations and comprehensive income (loss) for the year ended December 31, 2010 is the Company’s 75% interest in the operations of the Joint Venture for the period from March 31, 2010 (inception of the Joint Venture) to December 31, 2010 and its 100% interest in the Gibraltar Mine for the period January 1, 2010 through March 31, 2010. The 75% interest is summarized as follows:

From March 31, 2010 to
December 31, 2010
($ in thousands)

Revenues	$194,370
Operating expenses	97,461
Depreciation and depletion	7,092
Other expenses	4,867
Other comprehensive loss	39

Total comprehensive income	$84,911

Included within the cash flows of the Company for the year ended December 31, 2010 are the Company’s 100% interest for the period in the Gibraltar Mine for the period January 1, 2010 through March 31, 2010 and its 75% interest in the cash flows of the Joint Venture for the period from March 31, 2010 to December 31, 2010. This 75% interest is reflected as follows:

From March 31, 2010 to
December 31, 2010
($ in thousands)

Operating activities	$93,103
Investing activities	(44,496)
Financing activities	8,270

Infrastructure and Mining Fleet Upgrades

The new in-pit 60-inch by 89-inch crusher and overland conveyor system was completed and commissioned mid-2010. The system is designed to reduce operating costs and improve mine productivity by replacing the original Gibraltar crusher and supplanting approximately three diesel-powered haulage trucks with an electrically driven overland conveyor belt.

Replacement of the single-line tailings system with a two-line system and substitution of the natural gas-fired concentrate dryer with a filter press was completed in 2010. This equipment reduces operating costs and provides a more stable operating platform, and will be able to manage increased volume as mill throughput increases.

Construction of the SAG direct feed system was started in the third quarter of 2010. The system is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system. The direct feed system is scheduled to be commissioned during the second quarter of 2011.

The Gibraltar Mine has continued to invest in the mining fleet during the year, purchasing four new 320 ton capacity haulage trucks all of which have been delivered to the mine. Two of the trucks were assembled and put into operation in October and the second two became operational in December. Also, the construction of a new Bucyrus 495 cable shovel was completed and the machine was commissioned in October 2010.

Copper production for the year ended December 31, 2010 (92.3 million pounds) was 31% higher than in 2009 (70.3 million pounds) as a result of the investments and operational improvements which have occurred at Gibraltar.

Labour

The number of active personnel at the site at the end of December 2010 was 455, compared to 377 personnel at the end of December 2009.

Mineral Reserves

The Gibraltar Mine mineral reserves are based on the published reserves at December 31, 2008 and depleted for ore production from the Granite pit in 2009 and 2010.

The proven and probable reserves as of December 31, 2010 are tabulated in the table below and are NI 43-101 and SEC Guide 7 compliant.

	Gibraltar Mine Mineral Reserves
	At 0.20% copper cut-off
		Tons	Cu	Mo
Pit	Category	(Millions)	(%)	(%)

Connector	Proven	40.4	0.296	0.010
	Probable	14.8	0.271	0.009

	Subtotal	55.2	0.289	0.010

Gibraltar East	Proven	66.8	0.286	0.008
	Probable	33.3	0.285	0.013

	Subtotal	100.1	0.286	0.010

Granite	Proven	163.4	0.323	0.009
	Probable	21.6	0.319	0.009

	Subtotal	185.0	0.322	0.009

Gibraltar Extension	Proven	75.4	0.352	0.002
	Probable	29.3	0.304	0.002

	Subtotal	104.7	0.339	0.002

Total		445.0	0.314	0.008

The mineral reserve estimations were completed by Taseko staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering and a Qualified Person under National Instrument 43-101.

Prosperity Project

Taseko holds a 100% interest in the Prosperity Project, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

Mineral Reserves and Resources

During 2009, the Company announced the results of a review of the mineral reserves for the Prosperity Project. The reserves (tabulated below) are based on a C$5.50 net smelter return (“NSR”) cut-off using gold and copper prices of US$650/oz and US$1.65/lb, respectively.

	Prosperity Project Mineral Reserves
	at C$5.50 NSR/t cut-off
		Grade		Recoverable Metal		Contained Metal
	Tonnes	Au	Cu	Au	Cu	Au	Cu
Category	(Millions)	(g/t)	(%)	(M oz)	(B lb)	(M oz)	(B lb)

Proven	481	0.46	0.26	5.0	2.4	7.1	2.8
Probable	350	0.35	0.18	2.7	1.2	3.9	1.4

Total	831	0.41	0.23	7.7	3.6	11.0	4.2

Recoverable gold and copper are calculated using life of mine average target recoveries of 69% and 87% for gold and copper, respectively.

There are additional estimated measured and indicated resources totaling 180 million tonnes grading 0.37 g/t gold and 0.32% copper, containing 2.1 million ounces of gold and 1.3 billion pounds of copper (assuming 100% recoveries). The mineral resource and reserve estimations were completed by Taseko staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering and a Qualified Person under National Instrument 43-101. A technical report has been filed on www.sedar.com.

Cautionary regarding differences in US and Canadian Criteria for Reserves

The mineralized material at the Prosperity project is currently classified as measured and indicated resources, and a portion of it qualifies under Canadian mining disclosure standards as proven and probable reserves. Readers are cautioned that no part of the Prosperity project’s mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits and project financing would be required in order to classify the project’s mineralized material as an economically exploitable reserve.

In early June, the British Columbia Provincial Government granted Taseko a long-term, renewable, 25-year mining lease for the Prosperity gold-copper project, providing the Company with mineral tenure security for the project.

Permitting

On January 14, 2010, the Company received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. The Provincial Mines Act permit application was submitted to the Ministry of Energy, Mines, and Petroleum Resources in June 2010 but was put in abeyance following the November 2010 Federal decision as discussed below.

The Canadian Environmental Assessment process, in which public hearings were conducted by a three-person panel (“Federal Panel”) operating under defined Terms of Reference, concluded on

May 3, 2010. The Federal Panel submitted its findings to the Federal Minister of Environment on July 2, 2010.

Taseko was advised on November 2, 2010, that the Government of Canada would not proceed with permitting on the Prosperity project as proposed. The Company has reviewed and revised its plan and has put forth a new design proposal, which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan addresses the concerns identified during the Federal Review process and on February 21, 2011 the Company submitted the new Project Description for the Prosperity Project to the Government of Canada.

Gold Stream Agreement

In May 2010, the Company entered into a gold stream transaction with Franco-Nevada, under which Franco-Nevada will purchase gold equal to 22% of the life of mine gold produced at the project. Staged cash deposits aggregating US$350 million will be paid during mine construction, and two million Franco-Nevada warrants will be issued on the date of the first advance of the cash payment. For each ounce of gold delivered to Franco-Nevada, Taseko will receive a further cash payment of US$400/oz (subject to an inflationary adjustment) or the prevailing market price, if lower. The deposit will be credited with the difference between US$400/oz and the market price of gold for each ounce delivered until the deposit is fully credited.

Each warrant is exercisable to purchase one Franco-Nevada common share at a price of $75.00 until June 16, 2017 and will be listed under the same terms as the warrants listed on TSX under the symbol FNV.WT.A.

The conditions to funding the gold stream include obtaining full financing of the project, receipt of all material permits to construct and operate Prosperity, and securing marketing arrangements for the majority of the concentrate. The investment by Franco-Nevada is subject to (among other conditions) the condition precedent that the Prosperity project plan that we had agreed with them must receive appropriate governmental approval. Because our revised Prosperity Project plan is not the one we agreed with Franco-Nevada in 2010, this condition will not be satisfied and so Franco-Nevada may currently terminate this agreement on ten business days’ written notice to Taseko. However, we believe Franco-Nevada currently has no economic incentive to do so and is awaiting the outcome of our new proposal to the Canadian federal environmental authorities. If our revised mine proposal is ultimately accepted by the authorities, we intend to seek Franco-Nevada agreement to reconfirm the terms of our gold stream transaction with them, but there is no assurance that Franco-Nevada will agree to provide such reconfirmation. Until then, Franco-Nevada could terminate the agreement. There is also a risk that Franco-Nevada will be unable to fund its obligations at the time we receive the necessary approvals.

Harmony Project

Taseko holds 100% of the Harmony Project, located on the Queen Charlotte Island -Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001. Taseko is considering initiating a pre-feasibility level study of Harmony during 2011 to further evaluate the Harmony Project.

Aley Project

Taseko holds 100% of the Aley Project in northern British Columbia. The Company completed a significant exploration drilling program during the year.

The 2010 exploration program comprised geological mapping and diamond drilling of 23 drill holes, for a total of 4,460 metres. These holes intersected excellent grade niobium mineralization across an area measuring over 900 metres east-west and 350 metres north-south, and drill intercepts range to over 200 metres in length. The niobium mineralization begins close to surface, is highly continuous and is open to expansion in at least three directions and to depth.

Plans are to accelerate work on the project in 2011, with a comprehensive work program including improved road access, exploration and geotechnical drilling, metallurgical testwork and environmental baseline studies. Management believes that there is a strong market for niobium in steel production and an excellent opportunity for development, if the deposit is confirmed.

Market Trends

Copper prices had an overall upward trend between late 2003 and mid-2008, followed by an unprecedented 70% drop in prices over the final six months of 2008 as a result of uncertainty in global financial markets. The average copper price in 2008 was US$3.15/lb. Prices stabilized in January 2009 and have been on an upward trend since. The average copper price in 2010 and 2009 was US$3.42/lb and $2.34/lb respectively. Price strength has continued into 2011 averaging US$4.38/lb up to March 16, 2011.

Gold prices were volatile in late 2008, dropping below US$800/oz for a two-week period in September, and again from mid-October through November. The average gold price for 2008 was US$871/oz and US$974/oz in 2009. The average price in 2010 was US$1,226/oz., and the average price in 2011 was US $1,380/oz. up to March 16, 2011.

Molybde prices increased from US$7.60/lb in 2003 to peak at about US$34.00/lb in 2005. Prices averaged US$25.53/lb in 2006 and US$30.47/lb in 2007. Molybdenum prices dropped significantly in late 2008, but averaged US$28.98/lb during 2008 based on strength earlier in the year. Molybdenum prices continued to drop in 2009 to about US$8.00/lb in early May, but improved after that and averaged US$11.28/lb for the year. The average price of molybdenum was US$15.90/lb for 2010, and US$17.19/lb for 2011 through to March 16, 2011.

The Company sells its products in United States dollars but its expenses are denominated primarily in Canadian dollars. The twelve-month average to December 31, 2010 for one United States dollar was 1.03 Canadian dollars. At December 31, 2010, one United States dollar was equivalent to 0.9946 Canadian dollars. Current forecasts anticipate continued strengthening in the Canadian dollar.

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars except per share amounts.

	As at December 31
Balance Sheets	2010	2009	2008

Current assets	$281,300	$92,316	$41,283
Mineral properties	27,737	32,631	32,610
Plant and equipment	283,024	305,205	292,390
Other assets	95,551	104,943	111,962

Total assets	$687,612	$535,095	$478,245

Current liabilities	$66,636	$75,179	$112,053
Other liabilities	151,025	163,223	131,285
Shareholders’ equity	469,951	296,693	234,907

Total liabilities & shareholders’ equity	$687,612	$535,095	$478,245

	Year Ended	Year Ended	Fifteen Months
	December 31	December 31	Ended December 31
Statements of Operations	2010	2009	2008

Revenue	$278,460	$188,902	$231,678
Cost of sales	142,674	132,434	196,261
Depletion, depreciation and amortization	10,336	8,150	7,363

Operating profit	$125,450	$48,318	$28,054
Accretion of reclamation obligation	860	968	1,451
Asset retirement obligation change of estimates	—	—	(6,917)
Change in fair market value of financial instruments	(319)	—	886
Exploration	10,090	3,407	11,864
Foreign exchange loss (gain)	2,650	(8,800)	4,032
Gain on convertible bond repurchase	—	(1,630)	—
General and administration	13,853	8,382	11,896
Interest accretion on convertible debt	—	1,260	2,938
Interest and other income	(18,275)	(7,402)	(9,701)
Interest expense	4,542	8,265	8,284
Gain on sale of marketable securities	(4,087)	(188)	(1,034)
Loss on prepayment of credit facility	834	—	—
Premium paid on the redemption of royalty obligation	1,302	—	—
Realized loss (gain) on derivative instruments	(3,575)	11,330	—
Stock-based compensation	10,409	5,696	6,442

Earnings (loss) before other items	$107,166	$27,030	$(2,087)
Other items:
Gain on contribution to the Joint Venture	95,114	—	—
Unrealized loss on derivative instruments	(6,898)	(15,775)	—

Earnings before income taxes:	$195,382	$11,255	$(2,087)
Current income tax expense (recovery)	4,106	669	(2,151)
Future income tax expense (recovery)	42,678	25	(3,446)

Earnings for the year	$148,598	$10,561	$3,510

Other comprehensive income (loss):
Unrealized gain (loss) on reclamation deposits	$(118)	$(1,040)	$1,859
Unrealized gain (loss) on marketable securities/investments	6,117	14,263	(11,295)
Reclassification of realized gain on sale of marketable securities	(4,087)	(188)	(1,152)
Tax effect	(239)	(1,779)	1,570

Other comprehensive income (loss)	$1,673	$11,256	$(9,018)

Total comprehensive income (loss)	$150,271	$21,817	$(5,508)

Basic earnings per share	$0.80	$0.06	$0.02
Diluted earnings per share	$0.73	$0.06	$0.02
Basic weighted average number of common shares outstanding	186,103	173,170	142,062
Diluted weighted average number of common shares outstanding	203,006	180,835	156,928

Summary of Quarterly Results

The consolidated financial results reported for the periods ending December 31, September 30, June 30, and March 31, 2010 reflect the Company’s 75% interest in the new Joint Venture, which includes the results of operations since April 1, 2010.

Expressed in thousands of Canadian dollars, except per-share amounts.

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
	2010	2010	2010	2010	2009	2009	2009	2009

Current assets	281,300	262,581	238,691	249,118	92,316	90,209	75,950	58,357
Mineral properties	27,737	27,588	26.628	26,566	32,631	32,617	32,617	32,619
Plant and equipment	283,024	263,544	235,535	233,672	305,205	303,434	301,891	295,094
Other assets	95,551	96,190	99,851	96,641	104,943	107,686	107,707	112,321

Total assets	687,612	649,903	600,705	605,997	535,095	533,946	518,165	498,391

Current liabilities	66,636	80,998	53,621	78,468	75,179	58,949	61,503	91,195
Other liabilities	151,025	128,626	112,362	139,077	163,223	183,856	165,341	166,596
Shareholders’ equity	469,951	440,279	434,722	388,452	296,693	291,141	291,321	240,600

Total liabilities and shareholders’ equity	687,612	649,903	600,705	605,997	535,095	533,946	518,165	498,391

Revenue	108,959	37,540	56,453	75,508	55,966	40,132	52,632	40,172
Mine site operating costs	38,116	14,743	30,488	31,559	32,160	24,528	26,203	25,454
Transportation and treatment	8,716	4,115	6,678	8,259	5,724	4,554	7,609	6,202
Amortization	4,637	1,217	1,902	2,580	2,421	1,677	2,142	1,910

Operating profit	57,490	17,465	17,385	33,110	15,661	9,373	16,678	6,606

Expenses:
Accretion of reclamation obligation	205	202	197	256	250	245	239	234
Change in fair value of financial instruments	(319)	—	—	—	—	—	—	—
Exploration	3,971	3,619	1,519	981	1,519	805	549	534
Foreign exchange loss (gain)	4,042	1,972	(2,774)	(590)	(681)	(3,108)	(7,941)	2,930
General and administration	4,659	3,139	3,270	2,785	2,197	1,752	2,104	2,329
Interest and other income	(3,117)	(2,917)	(10,611)	(1,630)	(1,702)	(1,529)	(1,987)	(2,184)
Interest expense and accretion charges	1,058	652	731	2,101	1,935	2,041	2,765	2,784
Gain on convertible bond repurchase	—	—	—	—	—	(948)	(682)	—
Loss (gain) on sale of marketable securities	—	(2,973)	(765)	(349)	(1,004)	816	—	—
Loss on prepayment of credit facility	—	—	—	834	—	—	—	—
Premium paid on redemption of royalty obligation	—	—	—	1,302	—	—	—	—
Realized loss (gain) on derivative instrument	(15,117)	—	3,881	7,661	7,762	3,568	—	—
Stock-based compensation	2,669	1,176	1,110	5,454	2,385	1,073	1,581	657

	(1,949)	4,870	(3,442)	18,805	12,661	4,715	(3,372)	7,284

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
	2010	2010	2010	2010	2009	2009	2009	2009

Earnings (loss) before other items	59,439	12,595	20,827	14,305	3,000	4,658	20,050	(678)

Other Items:
Gain (loss) on contribution to the joint venture	1,095	(3,363)	—	97,382	—	—	—	—
Unrealized gain (loss) on derivative instruments	(18,284)	(5,015)	8,910	7,491	(4,237)	(8,829)	(2,709)	—

Earnings (loss) before income taxes	42,250	4,217	29,737	119,178	(1,237)	(4,171)	17,341	(678)

Income tax expense (recovery)	16,919	2,839	(15,703)	42,729	766	(1,822)	5,936	(4,186)

Earnings (loss) for the period	25,331	1,378	45,440	76,449	(2,003)	(2,349)	11,405	3,508

Earnings (loss) per share — basic	0.14	0.01	0.24	0.42	(0.01)	(0.01)	0.07	0.02
Earnings (loss) per share — diluted	0.12	0.01	0.24	0.40	(0.01)	(0.01)	0.06	0.02

Results of Operations

The results of operations reported for the year ended December 31, 2010 reflect the Company’s 75% interest in the new Joint Venture from the inception date of March 31, 2010 and 100% for the period January 1, 2010 through March 31, 2010. Sales and production volumes reflected below are on a 100% basis unless otherwise indicated.

This management discussion and analysis compares the years ended December 31, 2010 (“2010”) and the year ended December 31, 2009 (“2009”).

During 2010, Taseko generated operating profit of $125.5 million compared to $48.3 million during 2009 and earnings before tax and other items of $107.2 million for 2010, compared to earnings before tax and other items of $27.0 million for 2009. Other items included a gain on the sale of the 25% interest in the Gibraltar mine in the amount of $95.1 million and an unrealized (non-cash) marked-to-market loss attributable to derivative instruments of $6.9 million (2009 - $15.8 million).

During 2010, Taseko generated cash inflow from continuing operating activities of $89.8 million as compared to an outflow of $26.8 million for 2009. The increase in cash inflows from operating activities in 2010 resulted from the significant increase in sales over 2009, and the higher average realized prices.

The Company’s revenues are $278.5 million in 2010, compared to $188.9 million in 2009, consisting of copper concentrate sales of $258.9 million (2009 — $172.5 million), molybdenum concentrate sales of $12.7 million (2009 — $8.8 million), silver concentrate sales of $2.9 million (2009 — $2.0 million), and copper cathode sales of $4.0 million (2009 — $5.6 million). The increase in revenue was the result of higher copper shipments in 2010 mainly due to increased production at Gibraltar, as well as a higher average realized copper price. For 2010, 86.3 million pounds of copper (concentrate and cathode) were sold compared to 68.1 million pounds of copper (concentrate and cathode) for 2009. The average price per pound of copper sold increased to US$3.66 per pound for 2010, up from US$2.31 per pound for 2009. Molybdenum sales increased to 0.9 million pounds for 2010 from 0.7 million pounds for 2009 mainly due to the higher molybdenum recovery levels seen over 2009. The average price per pound of molybdenum sold increased to US$16.32 per pound for 2010, up from US$11.02 per pound for 2009.

Cost of sales for 2010 was $142.7 million, compared to $132.4 million for 2009. Cost of sales for 2010 consists of total production cost of $118.4 million (2009 — $109.6 million), an inventory adjustment of $3.5 million (2009 — $1.3 million), and transportation and treatment costs of $27.8 million (2009 — $24.1 million). Cost of sales was higher during 2010 mostly due to increased production levels, increases in the labour force, increases in input costs and an increased strip ratio.

Amortization expense for 2010 was $10.3 million compared to $8.2 million in 2009. The increase was the result of the capital equipment additions as well as the utilization of several new pieces of equipment related to the concentrator expansion and higher production volumes.

Exploration expenses increased to $10.1 million in 2010 compared to $3.4 million in 2009, due to an increased level of activity at the Prosperity Project. Higher costs relating to the work carried out on the environmental assessment review, some preliminary detailed engineering work, and the permitting process (see Section 1.2.2). An exploration drill program was also carried out on the Aley Project. Exploration expenses of $1.6 million (2009 — $0.05 million) at Gibraltar were capitalized.

General and administrative (“G&A”) costs increased to $13.9 million in 2010 from $8.4 million in 2009, mainly due to higher staffing levels and support costs associated with the planned growth within the Company. Costs were incurred relating to the expansion of the Williams Lake office, and an increase in the staffing levels related to Prosperity and the Gibraltar mill expansion during the comparative period.

Stock-based compensation was $10.4 million in 2010 compared to $5.7 million in 2009. The increase is mainly due to the newly granted options in 2010, combined with the compensation expense of options granted in prior years.

Interest and other income increased to $18.3 million as compared to $7.4 million in 2009. The increase was primarily due to an interest expense recovery of $8.1 million that occurred mid-way through the year, as a result of the reversal of a provision for tax liabilities, as well as higher levels of interest earned on deposits held with Canadian banks. Interest expense decreased to $4.5 million in 2010 compared to $8.3 million in 2009 mainly due to the redemption of the Company’s convertible bonds during 2009 and repayment of the term facility at the end of the first quarter of 2010. The Company recorded a foreign exchange loss of $2.6 million for 2010 compared to a gain of $8.8 million in 2009. The loss was primarily due to the strengthening of the Canadian dollar and the revaluation of the US-dollar receivables at December 31, 2010.

The Company recorded a realized gain of $3.6 million (2009 — loss $11.3 million) and an unrealized loss of $6.9 million (2009 — $15.8 million) on derivative instruments as a result of the decrease in fair value of the producer call and put option contracts which settled during 2010, and the fair valuation of the contracts outstanding at December 31, 2010.

Current income tax expense of $4.1 million (2009 — $0.7 million) and future income taxes expense of $42.7 million (2009 — $0.03 million) were recorded for the year ended December 31, 2010.

Liquidity

At December 31, 2010, the Company had cash and equivalents of $211.8 million, as compared to $35.1 million at December 31, 2009. In addition, the Company had working capital of $214.7 million, as compared to working capital of $17.1 million at December 31, 2009. The increase in working capital was primarily a result of the proceeds from the sale of the 25% interest in the Gibraltar mine to Cariboo.

Management anticipates that sales from copper and molybdenum concentrate and copper cathode, along with the various financing activities disclosed in Capital Resources, and cash management strategies will be sufficient to fund current operations and satisfy obligations as they come due. Management continuously monitors all commitments and planned expenditures necessary to maintain operational and capital spending objectives.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long-term cash requirements. The Company’s cash and equivalents are held in business bank accounts with a major Canadian financial institution and are available on demand for the Company’s programs.

The following are the principal maturities of contractual obligations (in thousands of Canadian dollars):

	Contractual				Over 3-5
As at December 31, 2010	Obligations	2011	2012	2013	Years

Accounts payable and accrued liabilities	$22,983	$22,983	$—	$—	$—
Amounts due to a related party	154	154	—	—	—
Capital lease obligations	20,313	5,354	5,394	4,511	5,054
Long-term equipment loan	18,020	4,961	6,828	3,672	2,559

Total liabilities	$61,470	$33,452	$12,222	$8,183	$7,613

The Company also has purchase orders in the normal course of operations for capital equipment. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Other than those obligations disclosed in the notes to the consolidated financial statements for the year ended December 31, 2010, the Company has no other material commitments for capital expenditures, long-term debt, capital lease obligations, operating leases or any other long-term obligations.

Capital Resources

The Company’s primary sources of liquidity and capital resources are its cash flow provided from operations as well as equity and debt financings.

Debt Financings

In February 2009, the Company entered into and drew down a US$30 million 36-month term facility agreement (the “Facility”) with Credit Suisse. During the prior year, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc amended the Facility to increase the existing Facility by an additional US$20 million and the Company drew these additional funds. Under the amended facility agreement, the US$50 million Facility was repayable commencing April 2010 and every second month thereafter in equal installments of US$4.2 million until February 2012. The Facility interest rate was LIBOR plus 5 percent and was due and payable bi-monthly. The long-term term facility security provided under the terms of the relevant agreement included certain equipment of the Gibraltar mine, a general security pledge, and the treatment and refining off-take agreement in addition to a corporate guarantee.

In Q1 2010, the Company prepaid the Facility without penalty. A loss of $0.8 million was recorded in net earnings as a result of the prepayment of the Facility and the requirement to simultaneously expense deferred financing costs.

During the year, the Company entered into a 5-year capital lease agreement to finance the purchase of four haul trucks for the Gibraltar mine for a total amount of $17.2 million (75% - $12.9 million). The terms of the lease require monthly installments of approximately $0.3 million (75% — $0.2 million) beginning in October 2010 and ending in August, 2015, at an annual interest rate of 5.99%. The Company guaranteed this financing.

Also during the year, the Company entered into a new 48-month term equipment loan to finance the purchase of a new shovel for the Gibraltar mine in the amount of $18.8 million (75% — $14.1 million). The loan is secured by the underlying shovel at the Gibraltar mine. The loan is repayable in monthly installments of approximately $0.4 million (75% — $0.3 million) beginning in September 2010 through to August 2014. The loan bears a fixed interest rate of 5.349% and is guaranteed by the Company and Cariboo.

Equity Financings

During 2010, the Company obtained a receipt in respect of the final short-form base shelf prospectus from regulatory authorities. The shelf registration will, subject to securities regulatory requirements, allow the Company to make offerings of common shares, warrants, subscription receipts, debt securities, or any combination of such securities up to an aggregate offering price of $350 million during the 25 month period that the final short-form base shelf prospectus, including any amendments thereto, remains effective.

The Company also entered into an At the Market Issuance Agreement, with a third party, under which the Company may, at its discretion, from time to time sell up to a maximum of 18.6 million of its common shares through “at-the-market” (“ATM”) issuance. The third party will act as sales agent for any sales made under the ATM. The common shares will be sold at market prices prevailing at the time of a sale. The Company is not required to sell any of the reserved shares at any time during the term of the ATM, which extends until November 1, 2012, and there are no fees for having established the arrangement. The ATM Issuance Agreement does not prohibit the Company from conducting other financings. Subsequent to year-end the Company issued 1.0 million common shares under the ATM agreement for gross proceeds of $6.1 million.

Other Financings

During 2009, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership (“GRLP”) whereby Gibraltar sold to GRLP a royalty for $6.5 million.

Annual royalties were payable by Gibraltar to GRLP at rates ranging from $0.003/lb to $0.004/lb of copper produced during the period from September 1, 2009 to December 31, 2030. These royalty payments were to be recognized as an expense during the period.

The Company classified the principal balance of the royalty obligation as a financial liability to be settled in a future period. The Company had a pre-emptive option to repurchase (“call”) the royalty obligation by acquiring the GRLP partnership units after March 1, 2010 to December 31, 2012 in consideration of a payment equal to the funds received by the Company plus a 20% premium payable in the Company’s shares or cash. GRLP also had a right to sell (“put”) its GRLP partnership units to the Company at fair value after April 1, 2010 to December 31, 2012. However, this “put” right was subject to the Company’s pre-emptive right to exercise the “call” in advance of any “put” being exercised and completed.

In Q1 2010, the Company exercised its “call” option through the issuance of 1,556,355 shares of the Company and recognized an expense of $1.3 million related to a premium on early redemption.

Off-Balance Sheet Arrangements

None.

Transactions with Related Parties

Hunter Dickinson Services Inc. (“HDSI”) (formerly Hunter Dickinson Inc.) is a private company which is owned equally by several public companies, one of which was Taseko. During Q1 2010, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of the Company. On July 2, 2010, the HDSI services agreement was modified and services are now provided based on annually set hourly rates.

Costs for services rendered and costs incurred on behalf of the Company by HDSI during the year ended December 31, 2010 were $3.0 million, as compared to $2.7 million in 2009.

Under the terms of the Joint Venture Operating Agreement, the Joint Venture pays a management fee to the Company for services rendered by the Company to the Joint Venture as operator of the Gibraltar mine. Since the inception of the Gibraltar Joint Venture, the Company has earned $2.6 million in management fees of which 25% in the amount $0.6 million (2009 — nil) was recorded in the Company’s accounts as other income.

Fourth Quarter

For the three months ended December 31, 2010 (“Q4 2010”), Taseko generated operating profit of $57.5 million compared to $15.6 million during the three months ended December 31, 2009 (“Q4 2009”).

Other items in Q4 2010 include an adjustment of $1.1 million to the gain realized on the sale of the 25% interest in the Gibraltar mine and an unrealized (non-cash) mark-to-market loss attributable to derivative instruments related to the copper hedging program in the amount of $18.3 million (Q4 2009 — $4.2 million).

The Company recognized revenues of $109.0 million in Q4 2010, compared to $56.0 million in Q4 2009.

Revenues in Q4 2010 consisted of copper concentrate sales of $102.0 million compared to $52.9 million for Q4 2009. Molybdenum concentrate sales were $3.2 million in the Q4 2010 compared to $0.7 million for Q4 2009. Silver concentrate sales were $1.3 million for Q4 2010 compared to $0.6 million for Q4 2009 and copper cathode sales were $2.5 million for Q4 2010 compared to $1.8 million for Q4 2009.

Cost of production for Q4 2010 was $38.1 million, compared to $32.2 million in Q4 2009. Cost of production consists of total production cost for Q4 2010 of $29.1 million (Q4 2009 — $31.9 million), plus concentrate inventory adjustment of $8.9 million (Q4 2009 — $0.3 million). Transportation and treatment costs for Q4 2010 amounted to $8.7 million (Q4 2009 — $5.7 million).

Amortization expense of $4.6 million for Q4 2010 was higher compared to $2.5 million in Q4 2009 due to the utilization of new equipment. Mining and milling assets are amortized using the units of production method based on tons mined and milled during the period.

Exploration expenses for Q4 2010 increased to $4.0 million, compared to $1.5 million in Q4 2009, mostly due to some preliminary detailed engineering and permitting work relating to the Prosperity project, as well as an exploration drill program carried out on the Aley project in the latter part of 2010.

General and administrative (“G&A”) expense for Q4 2010 was $4.7 million, compared to $2.2 million in Q4 2009, the increase due to the higher staffing levels and support costs resulting from planned growth within the Company.

Stock-based compensation expense for Q4 2010 was $2.7 million, compared to an expense of $2.4 million in Q4 2009, for options granted in 2010 as well as prior periods.

Interest and other income for Q4 2010 was $3.1 million, compared to $1.7 million in Q4 2009. The increase is mainly due to higher interest earned on the cash balances and income relating to the Joint Venture management fees.

Interest expense and accretion for Q4 2010 was $1.1 million, compared to $1.9 million in Q4 2009, the decrease mostly due to the repayment of the Credit Suisse Term Facility in the first quarter of 2010.

The Company recorded a foreign exchange loss for Q4 2010 of $4.0 million, compared to a gain of $0.7 million in Q4 2009. The Company sales are denominated in US dollars and are therefore impacted by the strengthening of the Canadian dollar and the revaluation of the US receivables at period close. The loss for Q4 2010 was primarily due to the revaluation of the Company’s US bank balances of $3.5 million and the loss due to the revaluation of the US dollar receivables of $0.5 million at December 31, 2010.

The Company recorded a realized gain of $15.1 million, compared to a loss of $7.8 million in Q4 2009, and an unrealized loss of $18.3 million (Q4 2009 — $4.2 million) during Q4 2010 as a result of the decrease in the fair value of the outstanding derivative contracts at December 31, 2010 and the reclassification between realized and unrealized gains and losses for the contracts that settled during the 2010 fiscal year.

Proposed Transactions

Franco-Nevada Gold Stream Transaction

During the year, the Company announced it had entered into an arrangement (the “Arrangement”) with Franco-Nevada Corporation (“Franco-Nevada”) to sell 22% of the gold to be produced from the Prosperity project.

The conditions to funding the gold stream include obtaining full financing of the project, receipt of all material permits to construct and operate Prosperity and securing marketing arrangements for the majority of the concentrate. The investment by Franco-Nevada is subject to (among other conditions) the condition precedent that the Prosperity project plan that we had agreed with them must receive appropriate governmental approval. Because our revised Prosperity project plan is not the one we agreed with Franco Nevada in 2010, this condition will not be satisfied, and so Franco-Nevada may currently terminate this agreement on ten business days’ written notice to Taseko. However, we believe Franco-Nevada currently has no economic incentive to do so and is awaiting the outcome of our new proposal to the Canadian federal environmental authorities. If our revised mine proposal is ultimately accepted by the authorities, we intend to seek Franco-Nevada agreement to reconfirm the terms of our gold stream transaction with them, but there is no assurance that Franco-Nevada will agree to provide such reconfirmation. Until then, Franco-Nevada could terminate the agreement. There is also a risk that Franco-Nevada will be unable to fund its obligations at the time we receive the necessary approvals.

Gibraltar Tracking Preferred Shares

In October 2001, the Company and its subsidiary Gibraltar completed the acquisition of the Harmony Project and related assets from Continental Minerals Corporation (“Continental”), for 12,483,916 series “A” non-voting tracking preferred shares of Gibraltar and $2.2 million cash. The tracking preferred shares were recorded at $26.6 million, being their then fair value, and are designed to track and capture the value of Harmony and will be redeemed for common shares of Taseko upon a realization event, such as a sale of Harmony to a third party or commercial production at the Harmony or, at the option of Gibraltar, if a realization event has not occurred by 2011. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet. The initial paid-up amount for the Gibraltar preferred shares is $62.8 million, subject to reduction prior to redemption for certain stated events.

On the occurrence of a realization event (as mentioned above), Gibraltar must redeem the Gibraltar preferred shares by distributing that number of Taseko common shares equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko common share, which will vary dependent on the timing of such realization event. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $5.64 (as of December 31, 2010).

If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

If an unrelated third party’s acquisition of Continental (the “Acquisition”) announced September 17, 2010 proceeds, it is planned, subject to ongoing negotiations with Continental, that the redemption of the tracking preferred shares for Taseko common shares be accelerated to occur just before closing of the Acquisition.

On December 20, 2010, Continental announced that it had signed a formal “Arrangement Agreement” to implement the proposed acquisition plan announced in September, through a process which will be subject to the terms and conditions of the Arrangement Agreement. Completion of the Arrangement Agreement is targeted for the end of the first quarter of 2011. The tracking preferred shares will be exchanged for the Company’s common shares on the ratio of 0.5028 per Company’s common share to a Continental preferred share, and the Company’s common shares will not be subject to any hold periods by Continental.

Critical Accounting Estimates

The Company’s significant accounting policies are presented in notes 2 and 3 of the audited consolidated statements for the year ended December 31, 2010. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

Revenue Recognition

Revenue from the sales of metal in concentrate is recognized when persuasive evidence of a sales agreement exists, the title and risk is transferred to the customer, collection is reasonably assured, and the price is reasonably determinable. Revenue from the sales of metal may be subject to adjustment upon final settlement of shipment weights, assays and estimated metal prices. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Cash received in advance of meeting these revenue recognition criteria is recorded as deferred revenue.

Under the Company’s concentrate sales contracts, final copper and molybdenum prices are set based on a specified future quotational period and the average market metal price in that period. Typically, the quotational periods for copper are either one or four months after the date of arrival at the port of discharge and for molybdenum is three months after the month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer and are based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. The price adjustment features in the Company’s receivables are treated as embedded derivatives for accounting purposes and as such, are marked-to-market through earnings from the date of sale through the date of final pricing.

In a period of unusual price volatility, as experienced in fiscal 2008, the effect of mark-to-market price adjustments related to the quantity of copper or molybdenum which remains to be settled could be significant. For changes in quantities upon receipt of new information and assay, the provisional sales quantities are adjusted as well.

Asset Retirement Obligations (“ARO”)

The Company recognizes any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related asset retirement cost. In the event the required decrease in the asset retirement cost is in excess of the carrying value, the excess amount is recorded as a change in estimate in net earnings (loss).

The ARO are based on management’s estimates, taking into account various factors such as the reclamation method, legal requirements, and current technology. The estimated amount of the reclamation cost is adjusted for estimated inflation at 2.5% per year, and in 2032 dollars is expected to be spent over a period of approximately three years beginning in 2032. After discounting the estimated reclamation costs to be spent in 2032, a net present value of the ARO was estimated at $8.2 million as at December 31, 2010 using credit-adjusted risk free rates of 7.1% to 10%. These individual assumptions can be subject to change and can materially affect the recognized amount of the liability.

Mineral Resources and Reserves

The mineral reserves and resources in the Company’s mineral properties are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators (“CSA”). Management uses numerous assumptions in estimating mineral reserves and mineral resources. The accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operations.

Depletion, Depreciation, Amortization and Impairment

The majority of the Company’s plant and equipment are amortized using the units of production method based on tons mined or milled.

Mineral property interests, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.

If the Company determines that there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of copper and molybdenum, increases in the costs of production, and/or reductions in the amount of reserves expected to be recovered, the Company would be required to write down the recorded value of its mineral property interests, plant and equipment, which would reduce the Company’s earnings and net assets.

No impairment was identified for the Gibraltar mine or the Company’s other exploration projects for the year ended December 31, 2010.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Stock-based Compensation

The Company records all stock-based payments using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. Management uses several assumptions such as the Company’s stock price volatility, the risk-free interest rate and the expected life of the options in order to estimate the fair value of the stock-based compensation. These assumptions can be subject to change and can materially affect the recognized amount of stock-based compensation.

Inventory

Finished goods and work-in-process are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in-process inventory include estimates of copper and molybdenum contained in the stockpiles and an assumption of the copper price expected to be realized when the stockpiles are processed into concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its work-in-process inventory, which would reduce the Company’s earnings and working capital.

Copper Hedging Program

The Company’s copper hedging contracts are recorded at fair value. Changes in the fair values of the copper hedging contracts are recognized in net earnings (loss) for the period. Several assumptions such as copper’s price volatility, the risk-free interest rate and copper forward curves are used in order to estimate the fair value of the copper hedges. These assumptions can be subject to change and can materially affect the recognized amount of both the realized and unrealized gains (losses) on derivative financial instruments reflected in the Company’s financial statements.

Change in Accounting Policies including Initial Adoption

New Accounting Standards adopted:

As a result of the Company’s joint venture formation over the Gibraltar mine entered into on March 31, 2010, the Company has adopted the following standard on a prospective basis with no restatement to prior period financial statements:

CICA 3055 — “Interests in Joint Ventures”

The Company’s interests in jointly controlled assets are accounted for using proportionate consolidation. The Company combines its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s financial statements. The Company recognizes the portion of gains or losses on the sale of assets by the Company to the joint venture that is attributable to the other venturers. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets or an impairment loss.

New Accounting Standards Not Yet Adopted:

Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently.

The Company did not elect to early adopt this standard and will adopt IFRS 3 Business Combinations in accordance with IFRS effective January 1, 2011.

International Financial Reporting Standards (IFRS)

The Accounting Standards Board confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with a transition date of January 1, 2010 (the “Transition Date”).

Accordingly, the Company will issue its first IFRS annual consolidated financial statements for the year ended December 31, 2011, with statements of comparative balance sheets as at December 31, 2010 and January 1, 2010 and restatement of earnings for the year ended December 31, 2010. During the year ended December 31, 2011, the Company will issue interim consolidated financial statements prepared in accordance with IAS 34 — Interim Financial Reporting (“IAS 34”) for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010, and statements of earnings for the comparative periods presented.

The Company adopted a formal project plan for its transition to IFRS and allocated internal resources and engaged expert consultants, which was monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Steering Committee provides regular updates to the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings. The Company’s auditors have completed certain preliminary audit work on the IFRS opening balance sheet adjustments to be used in determining the opening statement of financial position under IFRS.

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

•	Phase 1 — Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

•	Phase 2 — Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

•	Phase 3 — Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

A detailed timetable was prepared to manage the transition and the Company is currently on schedule. At the date of preparing this MD&A, the Company has met the objectives of the project plan. The Company’s analysis of IFRS and comparison with GAAP has identified a number of differences which are discussed under the heading “Impact of adoption of IFRS on Financial Reporting” below.

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 GAAP amounts to the restated 2010 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

•	to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

•	to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had vested as of the Transition Date;

•	to apply the borrowing cost exemption and apply IAS 23, Borrowing Costs, prospectively from the Transition Date; and

•	to elect not to comply with IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, for changes in such liabilities that occurred before the Transition Date.

Changes to estimates previously made are not permitted. The estimates previously made by the Company under GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Impact of Adoption of IFRS on Financial Reporting

While GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a Company’s scoping and analysis, the following financial statement areas are expected to be significantly impacted:

Property, Plant and Equipment (PP&E)

Under IAS 16, Property, Plant and Equipment, are recognized initially at cost if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Costs include all expenditures directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Under IAS 16, each part of an item of PP&E with a cost that is significant in relation to the total cost of the item shall be depreciated separately. In order to meet this requirement, componentization is generally required. The Company does not currently componentize to the same level as would be required under IFRS. Componentization would be required only to the extent that different depreciation methods or rates are appropriate and those components are material. In addition, major inspections or overhaul costs are identified and accounted for as a separate component under IFRS if that component is used for more than one period. The Company does not currently have a policy for major overhaul costs. Practically, this should be factored into the determination of the components of PP&E.

The Company’s componentization analysis determined that the level of componentization of assets under the Company’s policies under GAAP also meets the IFRS requirements and therefore there are no GAAP differences.

Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except for temporary differences created in a transaction that is:

(a) not a business combination and

(b) at the time of the transaction, affects neither accounting profit nor taxable profit.

Under GAAP, the Company recognizes a deferred tax liability on temporary differences arising on the initial recognition of the Aley mineral property interest and Oakmont net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit/(loss) nor taxable profit/(loss).

As of the Transition Date, the Company will derecognize all deferred tax liabilities which had been previously recognized on the initial acquisition of the Aley mineral property interest and the Oakmont net profit interest since these transactions are deemed not to be a business combination and affected neither accounting profit/(loss) nor taxable profit/(loss) with a corresponding reduction in the related asset. As a result, there will be a reduction in the amount of $4.9 million in both mineral property interests and future income tax liabilities as of the Transition Date. For the year ended December 31, 2010, there will be a reduction in the amount of $4.4 million in mineral property interests, a reduction of $4.9 million in future income tax liabilities and an increase of $0.5 million in the gain recognized in the contribution to the Joint Venture. Please refer to the unaudited proforma IFRS reconciliation below.

In addition, a deferred tax asset is recognized to the extent it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Under GAAP, tax assets are recognized if it is more likely than not to be realized. Probable is not defined in IAS 12. However, entities have often used a definition of more likely than not similar to GAAP. However, IAS 12 does not preclude a higher threshold. Accordingly, a difference will not result as long as the Company uses more likely than not as its definition of probable.

Impairment of Assets

Per IAS 36, Impairment of Assets, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of the fair value less cost to sell and its value in use. It is not necessary to determine both if one indicates no impairment exists. The value in use is based on a discounted cash flow model. This approach is different than GAAP (i.e. one step model under IFRS compared to two step model under GAAP).

To the extent possible, individual assets should be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. The definition of a CGU is different from the Canadian definition of an Asset Group. However, no difference between asset groups previously classified under GAAP and CGU’s have been identified.

The Company has in the past written down mineral property balances for certain mineral properties. Under IAS 36, the Company would be required to reconsider whether there is any indication that an impairment loss recognized in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. This is different than GAAP where write ups are not permitted.

Based on the Company’s analysis, indicators of impairment that resulted in the impairment loss of $5.9 million recognized for Gibraltar in fiscal 2001 no longer exist and therefore should be reversed. The reversal on the Transition Date resulted into a $4.6 million increase in mineral property interests and shareholders’ equity. For the year ended December 31, 2010, there was a $3.3 million increase in mineral property interests and shareholder’s equity, an increase on $0.1 million in depreciation and amortization expenses and a decrease of $1.1 million in the gain recognized in the contribution to the Joint Venture for IFRS purposes. Please refer to the unaudited proforma IFRS reconciliation below.

The Company concluded that the historical impairment recognized for Prosperity and Harmony should not be reversed .

Asset Retirement Obligations (“ARO”)

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, an ARO is recognized when there is a legal or constructive obligation to restore a site for damage that has already occurred, it is probable a restoration expense will be incurred and the cost can be estimated reliably. This is different than GAAP where only legal obligations are considered.

Under IFRS, the amount recognized as a provision shall be the best estimate of the expenditures required to settle the present obligation. This is significantly different from GAAP where third-party costs are required. Under IAS 37, the provision would be based on management’s best estimate. This estimate could be a third-party cost if it is management’s intention to hire a third-party to complete the work or an internal estimate of the cost if the Company intends to use its own equipment and resources to do this work. The Company’s estimate is based on the Company’s use of its own equipment and resources, and these estimates are the basis for calculating its ARO under IFRS.

Where the effect of the time value of money is material, the amount of the provision should be the present value of the expenditures expected to be required to settle the obligation. This is consistent with GAAP. The discount rate used under IFRS would be a pre-tax rate specific to the liability rather than the Company’s use of the credit-adjusted risk-free rate required under GAAP. The discount rate under IFRS should not reflect risks for which the future cash flow estimates have been adjusted. Unwinding of the discount (i.e. accretion) is included in finance costs under IFRS.

The ARO provision should be reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Changes may result from changes in the amount or timing of the cash outflows or changes in discount rates. This is different from GAAP where changes in discount rates alone would not result in a change in the ARO. Accordingly, the Company will need to assess the discount rate applicable to the ARO on an ongoing basis. As the Company has elected to apply the IFRS 1 exemption related to asset retirement obligations, the Company will not retroactively adjust the obligation on transition for changes in discount rate that may have occurred from time to time. As such, the Company has re-measured the rehabilitation liability as at January 1, 2010 under IAS 37, estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose using best estimates of the historical risk adjusted discount rates, and recalculated the accumulated depreciation and amortization under IFRS.

As a result of the above analysis, asset retirement obligations will be increased by $9.9 million, asset retirement obligation assets will be increased by $8.5 million and shareholders’ equity will be reduced by $1.4 million as of the Transition Date. For the year ended December 31, 2010, asset retirement obligations will be increased by $6.1 million, asset retirement obligation assets will be increased by $7.1 million, shareholders’ equity will be reduced by $1.0 million, accretion expenses will be reduced by $0.3 million, depreciation and amortization expenses will be increased by $0.15 million and the gain on contribution to the Joint Venture will be increased by $0.2 million. Please refer to the unaudited proforma IFRS reconciliation below.

Share-based Payments

Currently, the Company measures stock-based compensation related to stock-options at the fair value of the options granted using the Black-Scholes option pricing formula and recognizes this expense over the vesting period of the options. For the purpose of accounting for share-based payment transactions, an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants are measured on the date the services are completed. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure stock-based compensation related to stock-options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that stock-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that currently applied by the Company and will result in certain contractors and consultants being classified as employees under IFRS.

Based on the IFRS definition of an employee, the Company will reclassify a number of individuals previously classified as non-employees to employees. For the stock options granted to the individuals reclassified, changes in fair value after the grant date previously recognized for GAAP purposes will be adjusted. The effect of the above difference is yet to be finalized.

December 31, 2010 Proforma IFRS Consolidated Balance Sheet and Comprehensive Statement of Income/(Loss) and January 1, 2010 Opening IFRS Balance Sheet: (Unaudited — Expressed in thousands of Canadian Dollars):

The Company has prepared a condensed, unaudited preliminary consolidated opening IFRS reconciliation as at January 1, 2010 with revised comparatives for December 31, 2010 based on known adjustments to date. These adjustments do not necessarily reflect all the adjustments required under IFRS. The preliminary amounts presented below are based on accounting policies the Company expects to apply in preparing its first consolidated IFRS financial statements. The amounts determined for the Company’s final consolidated opening IFRS balance sheet as at January 1, 2010 and the December 31, 2010 comparative consolidated balance sheet may differ from these preliminary amounts reported as a result of changes to IFRS from the date of this document to the dates the final consolidated opening

IFRS balance sheet as at January 1, 2010 and December 31, 2010 comparative consolidated IFRS statements are issued.

			Jan-1, 2010
			Opening
			Balance
		Dec-31, 2010	Sheet at
		Revised	Transition
		Comparatives	Date

Total Assets per Canadian GAAP		$687,612	$535,095
Deferred tax adjustments	— Mineral property interest	(4,374)	(4,862)
Reversal of previous impairments	— Mineral property interest	3,339	(4,574)
Asset retirement obligation adjustments	— Plant, property and equipment	6,126	8,508

Total Assets per IFRS		$692,703	$543,315

Total Liabilities per Canadian GAAP		$217,661	$238,402
Deferred tax adjustments	— Mineral property interest	(4,862)	(4,862)
Asset retirement obligation adjustments	—Site closure and reclamation obligation	7,138	9,899

Total Liabilities per IFRS		$219,937	$243,439

Total Shareholders’ Equity per Canadian GAAP		$469,951	$296,693
Deferred tax adjustments	— Retained deficit	489	—
Reversal of previous impairments	— Retained deficit	3,339	4,574
Asset retirement obligation adjustments	— Retained deficit	(1,013)	(1,391)

Total Shareholders’ Equity per IFRS		$472,766	$299,876

Total Liabilities and Shareholders’ Equity		$692,703	$543,315

Total Comprehensive Income per Canadian GAAP		$150,271
Reversal of previous impairments	—Depletion, depreciation and amortization	(99)
Asset retirement obligation adjustments	— Finance costs	331
Asset retirement obligation adjustments	—Depletion, depreciation and amortization	(185)
Gain on contribution to the joint venture		(415)

Total Comprehensive Income per IFRS		$149,903

IFRS Impact on Our Organization

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended March 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The Company has obtained an understanding of IFRS from intensive training of its finance personnel. Further, our finance personnel include employees who have prepared financial statements under IFRS previously.

Based on the analysis and differences identified to date, the Company believes its systems can accommodate the required changes. In addition, the Company’s internal and disclosure control processes, as currently designed, will not need significant modifications as a result of its conversion to IFRS.

We have assessed the impacts of adopting IFRS on our contractual arrangements, and have not identified any material compliance issues.

We have considered the impacts that the transition will have on our internal planning process and compensation arrangements and have not identified any significant impacts to date.

Financial Instruments and Other Instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and are measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held-for- trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Please refer to note 2(d) of the accompanying audited consolidated financial statements for the list of the Company’s financial instruments and their classifications.

The Company is exposed in varying degrees to financial instrument related risks. The Company’s Board of Directors approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The Company is exposed to the following risks from its financial instruments:

Credit Risk — Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables and marketable securities. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts.

Liquidity Risk — The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the foreseeable short and long term cash requirements.

Market Risk — The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below:

Foreign exchange risk — The Company’s revenues and treatment and transportation charges are substantially denominated in US dollars, whereas all other expenses are substantially denominated in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Interest rate risk — Fluctuations in interest rates impact the return on the cash equivalents and reclamation deposits invested at floating rates of interest.

Equipment loans carry fixed interest rates ranging between 5.349% and 8.6% per annum, and as such are not subject to fluctuations in interest rates. The royalty obligation is offset by a promissory note held by the Company.

Commodity price risk — The value of the Company’s mineral resource properties is related to the price of copper, gold, molybdenum and niobium and the outlook for these minerals. Copper, gold, molybdenum and niobium prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

The profitability of the Company’s operations is highly correlated to the market price of copper, molybdenum, niobium and gold. If metal prices decline for a prolonged period below the cost of production of the Gibraltar mine, it may not be economically feasible to continue production.

During 2009, the Company introduced a copper hedging program. The program is a part of the Company’s risk management strategy and was conceived due to the copper price variability experienced in fiscal 2008 and the perceived need to mitigate the potential risks to revenue and operating margins.

One strategy used to manage copper price risk is called a “zero cost cap and collar” whereby the Company buys a copper “put” option and simultaneously sells an offsetting “call” option. Another strategy is the purchase of put options that sets a minimum price that the Company will realize for a portion of its copper production. The put options are only exercised if the spot price declines below the put strike price. The Company will continue to review its hedge position from time to time in light of prevailing market and economic conditions.

Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

Disclosure of Outstanding Share Data

The following details the share capital structure as at March 16, 2011, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry Date	Exercise Price	Number	Number

Common shares				188,999,687
Share purchase option	28-Mar-11	$2.18	110,000
	28-Mar-11	$2.63	40,000
	22-Aug-11	$4.09	15,000
	10-Dec-11	$1.00	858,800
	24-Feb-12	$3.07	165,000
	24-Feb-12	$4.50	135,000
	30-Jul-12	$2.17	26,000
	15-Jan-13	$4.77	960,000
	10-Dec-13	$1.00	2,168,000
	4-Jan-14	$5.13	310,000
	12-Jan-14	$1.15	1,917,000
	21-Apr-14	$1.71	1,446,167
	2-Dec-14	$4.14	100,000
	5-Jan-15	$4.46	1,925,000
	15-Jan-15	$4.77	150,000
	28-Jan-15	$5.00	210,000
	16-Feb-15	$4.59	120,000
	6-Apr-15	$5.39	100,000
	16-Sep-15	$4.61	160,000
	4-Jan-16	$5.13	1,960,000
				12,875,967
Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company,

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management has concluded that internal control over financial reporting was effective as of December 31, 2010 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

On March 31, 2010, the Company entered into a Joint Venture Formation Agreement (the “JVFA”) with Cariboo Copper Corp. Please refer to note 4 of the accompanying financial statements. In connection with the JVFA, the Company has updated its internal controls over financial reporting, as necessary, to reflect additional processes and controls. Other than the joint venture, there are no significant changes in internal controls over financial reporting that occurred during the year ended December 31, 2010, that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Non-GAAP Measures

This document includes certain non-GAAP performance measures including “cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The table below provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Cash Production Cost

	Year Ending	Year Ending
	December 31, 2010	December 31, 2009

GAAP operating costs (in thousands of CAD)	$118,450	$109,964
Add: inventory adjustments	(3,544)	(324)
Less: molybdenum credits	(12,656)	(8,786)
Less: silver credits	(2,885)	(2,001)

Net operating costs (in thousands of CAD)	$99,365	$98,853

Total copper production (in thousands of lbs)	92,348	70,347
Cost per lb (CAD)	1.38	1.41
Average exchange rate	1.03	1.13
Cost per lb (USD)	$1.34	$1.24
GAAP treatment and transportation costs (in thousands of CAD)	$27,768	$24,089
Treatment and transportation per lb of copper (in CAD)	0.37	0.34
Average exchange rate	1.03	1.13
Treatment and transportation cost per lb (in USD)	$0.36	$0.30
Total cash cost per lb of copper (in USD)	$1.70	$1.54

DESCRIPTION OF THE NOTES

The following discussion of the terms of the Notes (as used in this “Description of the Notes” section, the “notes”) supplements the description of the general terms and provisions of the debt securities described under “Description of Securities — Debt Securities” in the Prospectus and identifies any general terms and provisions described in the Prospectus that will not apply to the notes. To the extent this summary differs from the summary in the Prospectus, you should rely on this summary.

You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the word “Taseko” refers only to Taseko Mines Limited and not to any of its Subsidiaries.

Taseko will issue the notes under a supplemental indenture (the “supplemental indenture”) to Taseko’s indenture (together with the supplemental indenture, the “indenture”) among itself, the Guarantors, The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian co-trustee. The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under “— Additional Information.” Certain capitalized terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	will be general unsecured obligations of Taseko;

•	will be effectively subordinated to all existing and future secured Indebtedness of Taseko;

•	will be pari passu in right of payment with all existing and future unsecured senior Indebtedness of Taseko;

•	will be senior in right of payment to any future subordinated Indebtedness of Taseko; and

•	will be unconditionally guaranteed by the Guarantors.

The Note Guarantees

The notes will be guaranteed by all of Taseko’s Subsidiaries, other than Immaterial Subsidiaries for so long as they constitute Immaterial Subsidiaries (unless we otherwise elect to make any such Immaterial Subsidiary a Guarantor). As of the date of the supplemental indenture, all of Taseko’s existing subsidiaries will guarantee the notes, other than certain Immaterial Subsidiaries. Taseko will guarantee the guarantees by its Subsidiaries.

Each Note Guarantee:

•	will be a general unsecured obligation of the Guarantor;

•	will be effectively subordinated to all existing and future secured Indebtedness of that Guarantor;

•	will be pari passu in right of payment with all existing and future unsecured senior Indebtedness of that Guarantor; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

None of our Immaterial Subsidiaries (for so long as they constitute Immaterial Subsidiaries) will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. See “Credit Supporter Disclosure”.

As of the date of the supplemental indenture, all of our Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

The operations of Taseko are conducted through its Subsidiaries and, therefore, Taseko depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the notes. The notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of Taseko’s Subsidiaries, and any right of Taseko to receive assets of any of its Subsidiaries upon the Subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that Taseko is itself recognized as a creditor of the Subsidiary (as a result of a Note Guarantee or otherwise), in which case the claims of Taseko would still be subordinate in right of payment to any security in the assets of the Subsidiary and any Indebtedness of the Subsidiary senior to that held by Taseko. As of December 31, 2010, Taseko’s Subsidiaries had approximately CDN$236.5 million of Indebtedness, trade payables and other liabilities outstanding. See “Risk Factors — Payment of principal and interest on the Notes will be effectively subordinated to any secured debt we may incur in the future to the extent of the value of the assets securing such debt.”

Principal, Maturity and Interest

Taseko will issue US$200.0 million in aggregate principal amount of notes in this Offering. Taseko may issue additional notes under the indenture from time to time after this Offering. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Taseko will issue notes in denominations of US$2,000 and integral multiples of US$1,000 in excess of US$2,000. The notes will mature on          , 2019.

Interest on the notes will accrue at the rate of     % per annum and will be payable semi-annually in arrears on           and          , commencing on          , 2011. Interest on overdue principal and interest will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. Taseko will make each interest payment to the holders of record on the immediately preceding           and          .

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional Amounts

All payments made under or with respect to the notes or the Note Guarantees (whether or not in the form of definitive notes) will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes, unless the withholding or deduction is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied under the laws of Canada or by or on behalf of any jurisdiction in which Taseko or any Guarantor (including any successor or other surviving entity) is then incorporated, engaged in business or resident for tax purpose or any political subdivision or taxing authority thereof or therein or any jurisdiction from or through which payment is made by or on behalf of Taseko or any Guarantor (including, without limitation, the jurisdiction of an paying agent) (each, a “Tax Jurisdiction”) will at any time be required to be made from any payments made under or with respect to the notes, including, without limitation, payments of principal, redemption price, purchase price, interest or premium, Taseko or the relevant Guarantor, as applicable, will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each holder (including Additional Amounts) after such withholding, deduction or imposition will equal the respective amounts that would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no Additional Amounts will be payable with respect to:

(1) any Taxes that would not have been imposed but for the holder or beneficial owner of the notes being a citizen or resident or national of, incorporated in or carrying on a business, in the relevant Tax Jurisdiction in which such Taxes are imposed or having any other present or former connection with the relevant Tax Jurisdiction other than the mere acquisition, holding, enforcement or receipt of payment in respect of the notes;

(2) any Taxes that are imposed or withheld as a result of the failure of the holder or beneficial owner of the notes to comply with any reasonable written request, made to that holder or beneficial owner in writing at least 90 days before any such withholding or deduction would be payable, by Taseko to provide timely and accurate information concerning the nationality, residence or identity of such holder or beneficial owner or to make any valid and timely declaration or similar claim or satisfy any certification, information or other reporting requirement, which is required or imposed by a statute, treaty, regulation or administrative practice of the relevant Tax Jurisdiction as a precondition to any exemption from or reduction in all or part of such Taxes;

(3) any note presented for payment (where notes are in definitive form and presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder or beneficial owner (except to the extent that the holder or beneficial owner would have been entitled to Additional Amounts had the note been presented on any day during such 30-day period);

(4) any estate, inheritance, gift, sale, transfer, personal property or similar Taxes;

(5) any Taxes withheld, deducted or imposed on a payment to an individual and that are required to be made pursuant to European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26 and 27 November 2000 on the taxation of savings income or any law implementing or complying with or introduced in order to conform to such Directive;

(6) any Taxes which the payor is not required to deduct or withhold from payments under, or with respect to, the notes;

(7) any Taxes withheld, deducted or imposed because the holder or beneficial owner of the notes does not deal at arm’s length with Taseko or a relevant Guarantor at a relevant time for purposes of the Income Tax Act (Canada); or

(8) any combination of items (1) through (7) above.

If Taseko or any Guarantor becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the notes, Taseko will deliver to the trustees on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case Taseko shall notify the trustees promptly thereafter) an officers’ certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The officers’ certificate must also set forth any other information reasonably necessary to enable the paying agents to pay Additional Amounts to holders on the relevant payment date. The trustees shall be entitled to rely solely on such officers’ certificate as conclusive proof that such payments are necessary. Taseko will provide the trustees with documentation reasonably satisfactory to the trustees evidencing the payment of Additional Amounts.

Taseko or the relevant Guarantor will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant taxing authority in accordance with applicable law. Upon request, Taseko will provide to the trustees an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the trustees evidencing the payment of any Taxes so deducted or withheld. Taseko will attach to each certified copy or other document a certificate stating the amount of such Taxes paid per US$1,000 principal amount of the notes then outstanding. Upon request, copies of those receipts or other documentation, as the case may be, will be made available by the trustees to the holders of the notes.

Whenever in the indenture or in this “Description of the Notes” there is mentioned, in any context, the payment of amounts based upon the principal amount of the notes or of principal, interest or of any other amount payable under or with respect to any of the notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Taseko will indemnify each trustee and each holder of the notes for and hold them harmless against the full amount of any Taxes paid by or on behalf of such trustee or such holder to the extent such trustee or such holder was entitled to Additional Amounts with respect thereto. A certificate as to the amount of such requested indemnification, delivered by the trustee or by the holder, shall be conclusive absent manifest error. In addition, Taseko will pay and indemnify the trustee and the holder for any present or future stamp, court or documentary taxes, and any other excise or property taxes, charges or similar levies which arise in a Tax Jurisdiction from the execution, delivery or registration of the notes or with respect to payments on the notes.

Paying Agent and Registrar for the Notes

The U.S. trustee will initially act as paying agent and registrar. Taseko may change the paying agent or registrar without prior notice to the holders of the notes, and Taseko or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustees may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Neither Taseko nor the trustees will be required to transfer or exchange any note selected for redemption. Also, neither Taseko nor the trustees will be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes will be guaranteed by each of Taseko’s current and future Subsidiaries, other than Immaterial Subsidiaries for so long as they constitute Immaterial Subsidiaries (unless we otherwise elect to make any such Immaterial Subsidiary a Guarantor). The Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Federal, state and provincial laws allow courts, under certain circumstances, to void guarantees and require Note holders to return payments received from guarantors.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge or amalgamate with or into (whether or not such Guarantor is the surviving Person) another Person, other than Taseko or another Guarantor, unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, merger or amalgamation unconditionally assumes all the obligations of that Guarantor under its Note Guarantee and the indenture pursuant to a supplemental indenture satisfactory to the trustees; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor (and Taseko’s guarantee thereof) will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, by way of merger, consolidation, amalgamation or otherwise, to a Person that is not (either before or after giving effect to such transaction) Taseko or a Restricted Subsidiary of Taseko, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Taseko or a Restricted Subsidiary of Taseko, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture and the Guarantor ceases to be a Restricted Subsidiary of Taseko as a result of the sale or other disposition;

(3) if Taseko designates such Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge.”

See “— Repurchase at the Option of Holders — Asset Sales.”

Taseko will fully and unconditionally guarantee on an unsecured unsubordinated basis all obligations of the Guarantors under the Note Guarantees.

Optional Redemption

At any time prior to          , 2014, Taseko may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to     % of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to the date of redemption (subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date), with an amount not greater than the net cash proceeds of an Equity Offering by Taseko; provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by Taseko and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 180 days of the date of the closing of such Equity Offering.

At any time prior to          , 2015, Taseko may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at Taseko’s option prior to          , 2015.

On or after          , 2015, Taseko may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable date of redemption, if redeemed during the twelve-month period beginning on      of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage

2015		%
2016		%
2017 and thereafter	100.000%

Unless Taseko defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Redemption for Changes in Withholding Taxes

The notes will be subject to redemption, in whole but not in part, at the option of Taseko at any time, at a redemption price equal to the outstanding principal amount thereof together with accrued and unpaid interest, if any, to the date fixed by Taseko for redemption upon the giving of a notice as described below, if (a) Taseko determines that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of a Tax Jurisdiction affecting taxation, or any change in or amendment to official position of such Tax Jurisdiction regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced and becomes effective on or after the date of issuance of the notes, Taseko has or will become obligated to pay, on the next succeeding day on which any amount would be payable in respect of the notes, Additional Amounts or (ii) on or after the date of issuance of the notes, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (i) above, whether or not such action was taken or decision was rendered with respect to Taseko, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion of independent tax counsel as referenced below, will result in an obligation to pay, on the next succeeding day on which any amount would be payable in respect of the notes, Additional Amounts with respect to any notes, and (b) in any such case Taseko in its business judgment determines, as evidenced by the officer’s certificate referenced below, that such obligation cannot be avoided by the use of reasonable measures available to Taseko (including designating another paying agent); provided however, that (x) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which Taseko would be obligated to pay such Additional Amounts and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

Prior to the publication or, where relevant, mailing of any notice of redemption of the notes pursuant to the foregoing, Taseko will deliver to the trustees an opinion of independent tax counsel of recognized national standing, to the effect that there has been such change or amendment which would entitle Taseko to redeem the notes hereunder. In addition, before Taseko publishes or mails notice of redemption of the notes as described above, it will deliver to the trustees an officers’ certificate to the effect that it cannot avoid its obligation to pay Additional Amounts by Taseko taking reasonable measures available to it and all other conditions for such redemption have been met.

The trustees shall be entitled to rely on such officers’ certificate and opinion of counsel as sufficient evidence of the existence and satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the holders.

Mandatory Redemption

Taseko is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Taseko to repurchase all or any part (equal to US$2,000 or an integral multiple of US$1,000 in excess thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Taseko will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within ten days following any Change of Control, Taseko will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Taseko will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Taseko will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, Taseko will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount in immediately available funds equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustees the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Taseko.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustees will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. Taseko will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Taseko to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Taseko repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Taseko will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Taseko and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Taseko and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Taseko to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Taseko and its Subsidiaries taken as a whole to another Person or group may be uncertain.

In the event that holders of not less than 90% of the aggregate principal amount of the outstanding notes accept a Change of Control Offer and Taseko (or a third party making the Change of Control Offer as provided above) purchases all of the notes held by such holders, Taseko will have the right, upon not less than 30 nor more than 60 days’ notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the notes that remain outstanding, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of redemption).

Asset Sales

Taseko will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Taseko (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the aggregate consideration received by Taseko and its Restricted Subsidiaries in the Asset Sale and all other Asset Sales since the date of the supplemental indenture is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Taseko’s most recent consolidated balance sheet, of Taseko or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases Taseko or such Restricted Subsidiary from or indemnifies against further liability;

(b) any securities, notes or other obligations received by Taseko or any such Restricted Subsidiary from such transferee that are within 90 days after the Asset Sale, subject to ordinary settlement periods, converted by Taseko or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Taseko (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1) to repay Indebtedness and other Obligations that are secured by a Lien;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Taseko;

(3) to make a capital expenditure; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, Taseko (or the applicable Restricted Subsidiary) may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds US$25.0 million, within thirty days thereof, Taseko will make an offer (an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets to purchase, prepay or redeem the maximum principal amount of notes and such other pari passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase, prepayment or redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Taseko may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered in (or required to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustees will select the notes to be purchased on a pro rata basis, based on the amounts tendered or required to be prepaid or redeemed (with such adjustments as may be deemed appropriate by Taseko so that only notes in denominations of US$2,000, or an integral multiple of US$1,000 in excess thereof, will be purchased). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Taseko will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to a Change of Control Offer or an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control or Asset Sale provisions of the indenture, Taseko will comply with the applicable securities laws and regulations and will be deemed not to have breached its obligations under the Change of Control or Asset Sale provisions of the indenture by virtue of such compliance.

The agreements to which Taseko is a party may contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require Taseko to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Taseko. In the event a Change of Control or Asset Sale occurs at a time when Taseko is prohibited from purchasing notes, Taseko could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Taseko does not obtain a consent or repay those borrowings, Taseko will remain prohibited from purchasing notes. In that case, Taseko’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, Taseko’s ability to pay cash to the holders of notes upon a repurchase may be limited by Taseko’s then existing financial resources. See “Risk Factors — We may not have the ability to raise funds necessary to finance any change of control offer required by the indenture governing the Notes offered hereby.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustees will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “— Book-Entry, Settlement and Clearance” based on a method that most nearly approximates a pro rata selection, subject to the operations and procedures of any depositary) unless otherwise required by law or applicable stock exchange or depositary requirements.

No notes of US$2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Changes in Covenants when Notes Rated Investment Grade

If on any date following the date of the supplemental indenture:

(1) the notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of Taseko, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Taseko as a replacement agency); and

(2) no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the notes, the covenants specifically listed under the following captions in this prospectus supplement will no longer be applicable to the notes:

(1) “— Repurchase at the Option of Holders — Asset Sales;”

(2) “— Restricted Payments;”

(3) “— Incurrence of Indebtedness and Issuance of Preferred Stock;”

(4) “— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;”

(5) “— Designation of Restricted and Unrestricted Subsidiaries;”

(6) “— Transactions with Affiliates;”

(7) “— Business Activities;” and

(8) clause (4) of the covenant described below under the caption “— Merger, Amalgamation, Consolidation or Sale of Assets.”

There can be no assurance that the notes will ever achieve or maintain an investment grade rating.

Restricted Payments

Taseko will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Taseko’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving Taseko or any of its Restricted Subsidiaries) or to the direct or indirect holders of Taseko’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Taseko and other than dividends or distributions payable to Taseko or a Restricted Subsidiary of Taseko);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger, amalgamation or consolidation involving Taseko) any Equity Interests of Taseko or any direct or indirect parent of Taseko;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Taseko or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among Taseko and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(b) Taseko would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Taseko and its Restricted Subsidiaries since the date of the supplemental indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7) and (8) of the next succeeding paragraph), is less than the sum, without duplication, of:

(1) 50% of the Consolidated Net Income of Taseko for the period (taken as one accounting period) from January 1, 2011 to the end of Taseko’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash, received by Taseko since the date of the supplemental indenture as a contribution to its common equity capital or from the issue or sale of Qualifying Equity Interests of Taseko or from the issue or sale of convertible or exchangeable Disqualified Stock of Taseko or convertible or exchangeable debt securities of Taseko, in each case that have been converted into or exchanged for Qualifying Equity Interests of Taseko (other than Qualifying Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of Taseko); plus

(3) to the extent that any Restricted Investment that was made after the date of the supplemental indenture is (a) sold for cash or marketable securities or otherwise cancelled, liquidated or repaid for cash or marketable securities or (b) made in an entity that subsequently becomes a Restricted Subsidiary of Taseko that is a Guarantor, the initial amount of such Restricted Investment (or, if less, the amount of cash or the Fair Market Value of the marketable securities received upon repayment or sale); plus

(4) to the extent that any Unrestricted Subsidiary of Taseko designated as such after the date of the supplemental indenture is redesignated as a Restricted Subsidiary after the date of the supplemental indenture, the lesser of (i) the Fair Market Value of Taseko’s Restricted Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the supplemental indenture.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Taseko) of, Equity Interests of Taseko (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Taseko; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Qualifying Equity Interests for purposes of clause (c)(2) of the preceding paragraph and will not be considered to be net cash proceeds from an Equity Offering for purposes of the “Optional Redemption” provisions of the indenture;

(3) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Taseko to the holders of such Restricted Subsidiary’s Equity Interests on a pro rata basis;

(4) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Taseko or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(5) so long as no Default or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Taseko or any Restricted Subsidiary of Taseko held by any current or former officer, director or employee of Taseko or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed US$2.5 million in any twelve-month period;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options (or related withholding taxes);

(7) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Taseko or any preferred stock of any Restricted Subsidiary of Taseko issued on or after the date of the supplemental indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8) payments of cash, dividends, distributions, advances or other Restricted Payments by Taseko or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants or (ii) the conversion or exchange of Capital Stock of any such Person; and

(9) so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount not to exceed US$20.0 million since the date of the supplemental indenture.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Taseko or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Taseko whose resolution with respect thereto will be delivered to the trustees.

Incurrence of Indebtedness and Issuance of Preferred Stock

Taseko will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Taseko will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Taseko may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for Taseko’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Taseko and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Taseko and its Restricted Subsidiaries thereunder) not to exceed, at any time outstanding, the greater of (x) US$50.0 million and (y) 7.5% of Consolidated Tangible Assets;

(2) the incurrence by Taseko and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by Taseko and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the supplemental indenture;

(4) the incurrence by Taseko or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Taseko or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed, at any time outstanding, the greater of (x) US$120.0 million and (y) 18.5% of Consolidated Tangible Assets;

(5) the incurrence by Taseko or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (13) of this paragraph;

(6) the incurrence by Taseko or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Taseko and any of its Restricted Subsidiaries; provided, however, that:

(a) if Taseko or any Guarantor is the obligor on such Indebtedness and the payee is not Taseko or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes , in the case of Taseko, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Taseko or a Restricted Subsidiary of Taseko and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Taseko or a Restricted Subsidiary of Taseko, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Taseko or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of Taseko’s Restricted Subsidiaries to Taseko or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Taseko or a Restricted Subsidiary of Taseko; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either Taseko or a Restricted Subsidiary of Taseko,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by Taseko or any of its Restricted Subsidiaries of Hedging Obligations or Treasury Management Arrangements in the ordinary course of business;

(9) the guarantee by Taseko or any of the Guarantors of Indebtedness of Taseko or a Restricted Subsidiary of Taseko to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) Indebtedness of Taseko or any of its Restricted Subsidiaries constituting Acquired Debt; provided that such Acquired Debt is not incurred in contemplation of the related acquisition or merger; provided, further, that after giving effect to such acquisition and the incurrence of Indebtedness, either (i) Taseko would be permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (ii) Taseko would have had a Fixed Charge Coverage Ratio greater than the actual Fixed Charge Coverage Ratio for Taseko pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant;

(11) the incurrence by Taseko or any of its Restricted Subsidiaries of Indebtedness (A) in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business, and (B) in respect of performance bonds, bank guarantees or similar obligations for or in connection with pledges, deposits or payments made or given in relation to such performance bonds, bank guarantees or similar instruments in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under mining, health, safety, reclamation, mine closure or other environmental obligations or in relation to infrastructure arrangements owned or provided to or applied for by Taseko or any of its Restricted Subsidiaries;

(12) the incurrence by Taseko or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days; and

(13) the incurrence by Taseko or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), not to exceed the greater of (x) US$50.0 million and (y) 7.5% of Consolidated Tangible Assets.

Taseko will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Taseko or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Taseko solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Taseko will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest or preferred stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Taseko as accrued. For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Taseko or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Liens

Taseko will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Taseko will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Taseko or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Taseko or any of its Restricted Subsidiaries;

(2) make loans or advances to Taseko or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to Taseko or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness as in effect on the date of the supplemental indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the supplemental indenture;

(2) the indenture, the notes and the Note Guarantees;

(3) agreements governing other Indebtedness (including Credit Facilities) permitted to be incurred under the provisions of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions will not, in the good faith judgment of the Board of Directors of Taseko, materially adversely impact the ability of Taseko to make required principal and interest payments on the notes;

(4) applicable law, rule, regulation or order;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by Taseko or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness will not, in the good faith judgment of the Board of Directors of Taseko, materially adversely impact the ability of Taseko to make required principal and interest payments on the notes;

(10) Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into with the approval of Taseko’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Amalgamation, Consolidation or Sale of Assets

Taseko will not, directly or indirectly: (1) merge, amalgamate or consolidate with or into another Person (whether or not Taseko is the surviving corporation), or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Taseko and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Taseko is the surviving corporation; or (b) the Person formed by or surviving any such consolidation, merger or amalgamation (if other than Taseko) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of Canada, any province or territory of Canada, the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation, merger or amalgamation (if other than Taseko) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Taseko under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustees or is liable for those obligations by operation of law;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) Taseko or the Person formed by or surviving any such consolidation, merger or amalgamation (if other than Taseko), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four- quarter period (i) be permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) have had a Fixed Charge Coverage Ratio greater than the actual Fixed Charge Coverage Ratio for Taseko pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, Taseko will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Amalgamation, Consolidation or Sale of Assets” covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Taseko and any one or more of its Restricted Subsidiaries or between or among any one or more of Taseko’s Restricted Subsidiaries. Clauses (3) and (4) of the first paragraph of this covenant will not apply to (1) any merger, amalgamation, consolidation or arrangement of Taseko with or into one or more of its Restricted Subsidiaries for any purpose or (2) any merger, amalgamation, consolidation, arrangement of Taseko with or into an Affiliate solely for the purpose of reincorporating or continuing Taseko in another jurisdiction.

The provisions described under this caption “Merger, Amalgamation, Consolidation or Sale of Assets” will apply to the notes in lieu of the provisions described under “Description of Securities — Debt Securities — Merger, Amalgamation or Consolidation” in the Prospectus.

Transactions with Affiliates

Taseko will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Taseko (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of US$5.0 million, unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Taseko or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Taseko or such Restricted Subsidiary with an unrelated Person; and

(2) Taseko delivers to the trustees, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$10.0 million, a resolution of the Board of Directors of Taseko set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Taseko.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by Taseko or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among Taseko and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of Taseko) that is an Affiliate of Taseko solely because Taseko owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable and customary fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of Taseko or any of its Restricted Subsidiaries;

(5) any issuance of Equity Interests (other than Disqualified Stock) of Taseko to Affiliates of Taseko;

(6) any transaction or series of related transactions for which Taseko delivers to the trustees an opinion as to the fairness to Taseko or the applicable Subsidiary of such transaction or series of related transactions from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing;

(7) Restricted Payments that do not violate the provisions of the indenture described above under the caption “— Restricted Payments;” and

(8) loans or advances to employees in the ordinary course of business not to exceed US$2.5 million in the aggregate at any one time outstanding.

Business Activities

Taseko will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Taseko and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If Taseko or any of its Restricted Subsidiaries acquires or creates another Subsidiary (other than an Immaterial Subsidiary) after the date of the supplemental indenture, or if any Immaterial Subsidiary ceases to be an Immaterial Subsidiary, then that newly acquired or created Subsidiary or former Immaterial Subsidiary, as applicable, will become a Guarantor and execute a Note Guarantee pursuant to a supplemental indenture and deliver an opinion of counsel, in each case satisfactory to the trustees within 30 business days of the date on which it is acquired or created or ceases to be an Immaterial Subsidiary, as applicable.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Taseko may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event will the business currently operated by Gibraltar Mines Ltd. be transferred to or held by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Taseko and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Taseko. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Taseko may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of Taseko as an Unrestricted Subsidiary will be evidenced to the trustees by filing with the trustees a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Taseko as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” Taseko will be in default of such covenant. The Board of Directors of Taseko may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Taseko; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Taseko of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Taseko will furnish to the trustees and to the holders of notes or cause the trustees to furnish to the holders of notes (or file with the SEC for public availability):

(1) within 120 days after the end of each fiscal year, all annual financial information and certifications that would be required to be contained in a filing with the SEC on Form 20-F or, if Taseko is eligible to use such Form, Form 40-F, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and a report on the annual financial statements by Taseko’s independent accounting firm;

(2) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, all interim quarterly financial information that would be required to be contained in quarterly reports under the laws of Canada or any Province thereof to security holders of a company with securities listed on the Toronto Stock Exchange, in each case including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and whether or not Taseko has any of its securities listed on such exchange; and

(3) within the time periods specified in the SEC’s rules and regulations, all current reports that would be required to be furnished to the SEC on Form 6-K if Taseko were required to furnish these reports.

Taseko will file a copy of each of all of the information and reports referred to in clauses (1), (2) and (3) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time, Taseko is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Taseko will nevertheless continue filing the information and reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Taseko will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Taseko’s filings for any reason, Taseko will post the reports referred to in the preceding paragraphs on its website within the time periods described above.

If Taseko has designated any of its Significant Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Taseko and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Taseko.

Events of Default and Remedies

Each of the following is an “Event of Default:”

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3) failure by Taseko or any of the Guarantors for a period of 30 days to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” “— Certain Covenants — Restricted Payments,” “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” or “— Certain Covenants — Merger, Amalgamation, Consolidation or Sale of Assets;”

(4) failure by Taseko or any of the Guarantors for 60 days after notice to Taseko by the trustees or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Taseko or of its Restricted Subsidiaries (or the payment of which is guaranteed by Taseko or any of its Restricted Subsidiaries, whether such Indebtedness or Guarantee now exists, or is created after the date of the supplemental indenture, if that default:

(a) is caused by a failure to pay principal of, premium on, if any, or interest, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$25.0 million or more;

(6) failure by Taseko or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of US$25.0 million, which judgments are not paid, discharged or stayed, for a period of 60 days;

(7) except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to Taseko or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

The defaults described under this caption “Events of Default and Remedies” will apply to the notes in lieu of the defaults described under “Description of Securities — Debt Securities — Events of Default” in the Prospectus.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Taseko, any Restricted Subsidiary of Taseko that is a Significant Subsidiary or any group of Restricted Subsidiaries of Taseko that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustees or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations stated in the indenture, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustees in their exercise of any trust or power. The trustees may withhold from holders of the notes notice of any Default if they determine in good faith that withholding notice is in the interests of the holders (and so advise Taseko in writing), except a Default or Event of Default relating to the payment of principal of, premium on, if any, and interest, if any.

In case an Event of Default occurs and is continuing, the trustees will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustees indemnity or security satisfactory to them against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustees written notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes make a written request to the trustees to pursue the remedy;

(3) such holder or holders offer and, if requested, provide to the trustees security or indemnity satisfactory to the trustees against any loss, liability or expense;

(4) the trustees do not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5) during such 60-day period, holders of a majority in aggregate principal amount of the then outstanding notes do not give the trustees a direction inconsistent with such request.

The holders of a majority in aggregate principal amount of the then outstanding notes by written notice to the trustees may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest, if any, on, the notes.

Taseko is required to deliver to the trustees annually a statement regarding compliance with all conditions and covenants under the indenture and, if Taseko is not in compliance, Taseko must specify any Defaults. Upon becoming aware of any Default or Event of Default, Taseko is required to deliver to the trustees a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Taseko or any Guarantor, as such, will have any liability for any obligations of Taseko or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

When Taseko uses the term “defeasance,” it means discharge from its Obligations with respect to any notes under the indenture. If Taseko deposits with the trustees cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the Stated Maturity or a redemption date of the notes, then at Taseko’s option:

(1) Taseko will be discharged from the Obligations with respect to the notes; or

(2) Taseko will no longer be under any obligation to comply with certain restrictive covenants under the indenture and certain Events of Default will no longer apply to Taseko.

If this happens, the holders of the notes will not be entitled to the benefits of the indenture except for registration of transfer and exchange of the notes and the replacement of lost, stolen, destroyed or mutilated notes. These holders may look only to the deposited fund for payment on their notes.

To exercise the defeasance option, Taseko must deliver to the trustees:

(1) an opinion of counsel in the United States to the effect that the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

(2) an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

(3) a certificate of one of Taseko’s officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If Taseko is to be discharged from its Obligations with respect to the notes, and not just from Taseko’s covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before Taseko may exercise its defeasance option:

(1) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing for the notes;

(2) Taseko is not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation;

(3) all amounts due and payable to the trustees have been paid; and

(4) other customary conditions precedent are satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, or interest, if any, on, the notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter or waive any of the provisions with respect to the redemption of the notes (except those provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, premium on, if any, or interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, premium on, if any, or interest, if any, on, the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, Taseko, the Guarantors and the trustees may amend or supplement the indenture, the notes or the Note Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Taseko’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger, amalgamation or consolidation or sale of all or substantially all of Taseko’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not materially adversely affect the legal rights under the indenture of any holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the notes, the Note Guarantees to any provision of this Description of the Notes to the extent that such provision in this Description of the Notes was intended to be a verbatim recitation of a provision of the indenture, the notes, the Note Guarantees, which intent may be evidenced by an officers’ certificate to that effect;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the supplemental indenture; or

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes.

The provisions described under this caption “Amendment, Supplement and Waiver” will apply to the notes in lieu of the provisions described under “Description of Securities — Debt Securities — Modification and Waiver” in the Prospectus.

Satisfaction and Discharge

The indenture shall upon request by Taseko cease to be of further effect with respect to the notes (except as to any surviving rights of registration of transfer or exchange of notes expressly provided for in the indenture and any right to receive Additional Amounts) and the trustees, at the expense of Taseko, shall execute proper instruments acknowledging satisfaction and discharge of the indenture as to such series when

(1) either

(a) all notes theretofore authenticated and delivered and all coupons, if any, appertaining thereto (other than (i) notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in the indenture and (ii) notes for whose payment money has theretofore been deposited in trust with either trustee or any paying agent or segregated and held in trust by Taseko and thereafter repaid to Taseko, as provided in the indenture) have been delivered to either trustee for cancellation; or

(b) all notes not theretofore delivered to either trustee for cancellation

(i) have become due and payable, or

(ii) will become due and payable at their Stated Maturity within one year, or

(iii) if redeemable at the option of Taseko, are to be called for redemption within one year under arrangements satisfactory to the trustees for the giving of notice of redemption by the trustees in the name, and at the expense, of Taseko, and Taseko, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with either trustee as trust funds in trust for such purpose an amount in United States dollars, sufficient to pay and discharge the entire indebtedness on such notes not theretofore delivered to such trustee for cancellation, for principal (and premium, if any), interest, if any, and Additional Amounts, if any, to the date of such deposit (in the case of notes which have become due and payable) or to the Stated Maturity or date of redemption, as the case may be;

(2) Taseko has paid or caused to be paid all other amounts payable hereunder by Taseko, including all amounts payable to the trustees; and

(3) Taseko has delivered to the trustees an officers’ certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the indenture as to the notes have been complied with.

Concerning the Trustees

If either trustee becomes a creditor of Taseko or any Guarantor, the indenture limits the right of such trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustees will be permitted to engage in other transactions; however, if either trustee acquires any conflicting interest under the Trust Indenture Act, or other applicable law, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign. In addition, under the Business Corporations Act (British Columbia), if either trustee becomes aware that a material conflict of interest between its role as trustee and its role in any other capacity, it must, within 3 months after becoming aware that such material conflict of interest exists, eliminate that conflict of interest or resign as trustee.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustees, subject to certain exceptions. The indenture provides that in case an Event of Default has occurred and is continuing, each trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the trustees will be under no obligation to exercise any of their respective rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustees indemnity or security satisfactory to them against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus supplement may obtain a copy of the indenture without charge by writing to Taseko Mines Limited, 905 West Pender Street, Suite 300, Vancouver, British Columbia, Canada V6C 1L6, Attention: Chief Financial Officer.

Book-Entry, Settlement and Clearance

The Global Notes

The notes will be initially issued in the form of one or more registered notes in global form, without interest coupons (the “Global Notes”). Upon issuance, each of the Global Notes will be deposited with the trustees as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (the “DTC participants”) or persons who hold interests through DTC participants. Taseko expects that under procedures established by DTC:

•	upon deposit of a Global Note with DTC’s custodian, DTC will credit portions of the principal amount of the Global Note to the accounts of DTC participants designated by the Underwriters; and

•	ownership of beneficial interests in a Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the Global Note).

Beneficial interests in Global Notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the Global Notes will be subject to the operations and procedures of DTC. Taseko provides the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. None of Taseko, the trustees or the Underwriters are responsible for those operations or procedures.

DTC has advised Taseko that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a Global Note, that nominee will be considered the sole owner or holder of the notes represented by that Global Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note:

•	will not be entitled to have notes represented by the Global Note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustees under the indenture.

As a result, each investor who owns a beneficial interest in a Global Note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of DTC participant through which the investor owns its interest).

Payments of principal and interest (including any additional interest) with respect to the notes represented by a Global Note will be made by the trustees to DTC’s nominee as the registered holder of the Global Note.

Neither Taseko nor the trustees will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies Taseko at any time that it is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

•	an Event of Default in respect of the notes has occurred and is continuing.

Governing Law; Waiver of Jury Trial

The notes and guarantees of the notes will be governed by the laws of the State of New York. Taseko, the Guarantors, each holder of the notes by its acceptance of the notes and the trustees hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the indenture governing the notes, the notes or the transactions contemplated by such indenture.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at      , 2015 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”), plus (ii) all required interest payments due on the note through     , 2015 (excluding accrued but unpaid interest

to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50.0 basis points; over

(b) the principal amount of the note.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights by Taseko or any of Taseko’s Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Taseko and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Amalgamation, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests by any of Taseko’s Restricted Subsidiaries or the sale by Taseko or any of Taseko’s Restricted Subsidiaries of Equity Interests in any of Taseko’s Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than US$5.0 million;

(2) a transfer of assets between or among Taseko and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of Taseko to Taseko or to a Restricted Subsidiary of Taseko;

(4) the sale, lease or other transfer of products, services or accounts receivable in the ordinary course of business and any sale, abandonment or other disposition of damaged, worn-out, redundant or obsolete assets in the ordinary course of business (including the abandonment or other disposition of intellectual property that is, in the reasonable judgment of Taseko, no longer economically practicable to maintain or useful in the conduct of the business of Taseko and its Restricted Subsidiaries taken as whole), any sale or other disposition of surplus or redundant real property in the ordinary course of business and any dispositions of FF&E in connection with the maintenance and upgrading of FF&E;

(5) licenses and sublicenses by Taseko or any of its Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

(6) any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

(7) the granting of Liens not prohibited by the covenant described above under the caption “— Liens;”

(8) the sale or other disposition of cash or Cash Equivalents;

(9) a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment; and

(10) the sale of gold and gold bearing material pursuant to the Franco Nevada Agreement.

For the avoidance of doubt, the following are deemed not to be Asset Sales: (a) expenditures and contributions by the Company or any of its Restricted Subsidiaries at or in connection with the Gibraltar mine pursuant to the joint venture operating agreement, dated March 18, 2010, as amended from time to time, and (b) expenditures and contributions by the Company or any of its Restricted Subsidiaries in connection with any other unincorporated joint venture in which the Company or any of its Restricted Subsidiaries has, at the time of contribution either a majority participating interest or equal control rights, and provided that the assets contributed or purchased with any investment of funds into such other joint venture are the assets of the Company or any Restricted Subsidiary which are ultimately available to satisfy their debts and that such contributions are made on a pro rata basis by the Company, any such Restricted Subsidiary and any other Person party to the joint venture pursuant to their respective participating interests.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, ordinary shares or corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars or Canadian dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States, Canada or any province of Canada or any agency or instrumentality thereof (provided that the full faith and credit of the United States, Canada or such province of Canada, as the case may be, is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 365 days and overnight bank deposits, in each case, with any bank referred to in Schedule I or Schedule II of the Bank Act (Canada) or rated at least A-1 or the equivalent thereof by S&P, at least P-1 or the equivalent thereof by Moody’s or at least R-1 or the equivalent thereof by Dominion Bond Rating Service Limited;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, or with respect to Canadian commercial paper, having one of the two highest ratings obtainable from Dominion Bond Rating Service Limited, and, in each case, maturing within one year after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Taseko and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act));

(2) the adoption of a plan relating to the liquidation or dissolution of Taseko;

(3) the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation), the result of which is that any Person (including any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Taseko, measured by voting power rather than number of shares; or

(4) the first day on which a majority of the members of the Board of Directors of Taseko are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Change of Control Payment” has the meaning assigned to that term in the indenture governing the notes.

“Change of Control Payment Date” has the meaning assigned to that term in the indenture governing the notes.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) any foreign currency translation losses (including losses related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such losses were taken into account in computing such Consolidated Net Income; plus

(5) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; minus

(6) any foreign currency translation gains (including gains related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such gains were taken into account in computing such Consolidated Net Income; minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; plus

(8) non-cash items decreasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP. For avoidance of doubt, interest income and interest expense under the Red Mile Agreements shall be considered non-cash items.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis (excluding the net income (loss) of any Unrestricted Subsidiary of such Person), determined in accordance with GAAP and without any reduction in respect of preferred stock dividends; provided that:

(1) all extraordinary gains (and losses) and all gains (and losses) realized in connection with any Asset Sale or the disposition of securities or the early extinguishment of Indebtedness, together with any related provision for taxes on any such gain, will be excluded;

(2) the net income (and loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(3) the net income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(4) the cumulative effect of a change in accounting principles will be excluded; and

(5) non-cash gains and losses attributable to movement in the mark-to-market valuation of Hedging Obligations pursuant to Financial Accounting Standards Board Statement No. 133 will be excluded.

“Consolidated Tangible Assets” means as of any date the total assets of Taseko and its Restricted Subsidiaries as of the most recent fiscal quarter end for which a consolidated balance sheet of Taseko and its Restricted Subsidiaries is available, minus all current liabilities of Taseko and its Subsidiaries reflected on such balance sheet and minus total goodwill and other intangible assets of Taseko and its Subsidiaries reflected on such balance sheet, all calculated on a consolidated basis in accordance with generally accepted accounting principles.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Taseko who:

(1) was a member of such Board of Directors on the date of the supplemental indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Facilities” means, one or more debt facilities or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Taseko to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Taseko may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Taseko and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale either (1) of Equity Interests of Taseko by Taseko (other than Disqualified Stock and other than to a Subsidiary of Taseko) or (2) of Equity Interests of a direct or indirect parent entity of Taseko (other than to Taseko or a Subsidiary of Taseko) to the extent that the net proceeds therefrom are contributed to the common equity capital of Taseko.

“Existing Indebtedness” means all Indebtedness of Taseko and its Subsidiaries in existence on the date of the supplemental indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by an executive officer of Taseko if the transaction involves aggregate payments or consideration of less than US$25.0 million and by the Board of Directors of Taseko otherwise.

“FF&E” means furniture, fixtures and equipment used in the ordinary course of business of Taseko and its Restricted Subsidiaries.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (in accordance with Regulation S X under the Securities Act) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (determined in accordance with Regulation S X under the Securities Act, but including all Pro Forma Cost Savings) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Taseko (other than Disqualified Stock) or to Taseko or a Restricted Subsidiary of Taseko, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; less

(5) consolidated non-cash interest expense of such Person and its Restricted Subsidiaries under the Red Mile Agreements or the Franco Nevada Agreement.

“Franco-Nevada Agreement” means the purchase and sale agreement dated as of May 12, 2010 between Franco-Nevada Corporation and Taseko, as assigned, amended, supplemented, extended, restated or replaced from time to time.

“GAAP” means, as of any date of determination and for any Person, the International Financing Reporting Standards issued by the International Accounting Standards Board (“IFRS”), as in effect on such date, unless such Person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada or IFRS, as applicable, in which case GAAP shall mean generally accepted accounting principles in effect in the United States on such date.

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means any Subsidiary of Taseko that executes a Note Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than US$1,000,000 and whose total revenues for the most recent 12-month period do not exceed US$1,000,000; provided that 818444 B.C. Ltd. and Gibraltar Royalty Limited Partnership will each be deemed to be an Immaterial Subsidiary so long as its total assets are no greater than its total assets as of December 31, 2010 and its total revenues for the most recent 12-month period do not exceed its total revenues for the 12-month period ended December 31, 2010; provided, further, that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of Taseko.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP, except as hereinafter provided. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133

and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, amounts shown on the consolidated balance sheets of Taseko (a) as the current portion of deferred revenue, current portion of future income taxes, income taxes, deferred revenue, site closure and reclamation costs or future income taxes (b) as a liability for the payment deposit under the Franco-Nevada Agreement, and (c) as a liability under the Red Mile Agreements, will not be Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Taseko or any Restricted Subsidiary of Taseko sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Taseko such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Taseko, Taseko will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Taseko’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Taseko or any Restricted Subsidiary of Taseko of a Person that holds an Investment in a third Person will be deemed to be an Investment by Taseko or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

For the avoidance of doubt, the following are deemed not be Investments: (a) expenditures and contributions by the Company or any of its Restricted Subsidiaries at or in connection with the Gibraltar mine pursuant to the joint venture operating agreement, dated March 18, 2010, as amended from time to time, and (b) expenditures and assets contributed by the Company or any of its Restricted Subsidiaries in connection with any other unincorporated joint venture in which the Company or any of its Restricted Subsidiaries has, at the time of contribution either a majority participating interest or equal control rights, and provided that the assets contributed, or purchased with any investment of funds into such other joint venture, are the assets of the Company or any Restricted Subsidiary which are ultimately available to satisfy their debts and that such contributions are made on a pro rata basis by the Company, any such Restricted Subsidiary and any other Person party to the joint venture pursuant to their respective participating interests.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by Taseko or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Taseko nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Taseko or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

“Note Guarantee” means the Guarantee by each Guarantor of Taseko’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means:

(1) the acquisition, exploration, development, operation and disposition of mining and mineral processing properties and assets; and

(2) any other business that is the same as, or reasonably related, ancillary or complementary to, the business described in clause (1) or to any of the businesses in which Taseko and its Restricted Subsidiaries are engaged on the date of the supplemental indenture.

“Permitted Investments” means:

(1) any Investment in Taseko or in a Restricted Subsidiary of Taseko that is a Guarantor;

(2) any Investment in Cash Equivalents;

(3) any Investment by Taseko or any Restricted Subsidiary of Taseko in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Taseko and a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Taseko or a Restricted Subsidiary of Taseko that is a Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Taseko;

(6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Taseko or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to employees made in the ordinary course of business of Taseko or any Restricted Subsidiary of Taseko in an aggregate principal amount not to exceed US$2.5 million at any one time outstanding;

(9) repurchases of the notes;

(10) any guarantee of Indebtedness permitted to be incurred by the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” other than a guarantee of Indebtedness of an Affiliate of Taseko that is not a Restricted Subsidiary of Taseko;

(11) any Investment existing on, or made pursuant to binding commitments existing on, the date of the supplemental indenture and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of the supplemental indenture; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the date of the supplemental indenture or (b) as otherwise permitted under the indenture;

(12) Investments acquired after the date of the supplemental indenture as a result of the acquisition by Taseko or any Restricted Subsidiary of Taseko of another Person, including by way of a merger, amalgamation or consolidation with or into Taseko or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption “— Merger, Amalgamation, Consolidation or Sale of Assets” after the date of the supplemental indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation; and

(13) other Investments having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding not to exceed the greater of US$50.0 million and 7.5% of Consolidated Tangible Assets.

“Permitted Liens” means:

(1) Liens on assets of Taseko or any of its Restricted Subsidiaries securing (a) Indebtedness in an amount not to exceed the greater of US$50.0 million and 7.5% of Consolidated Tangible Assets (including Indebtedness and other Obligations under Credit Facilities up to such amount) and (b) Indebtedness that was permitted by the terms of the indenture to be incurred pursuant to clause (13) of the definition of Permitted Debt and/or securing Hedging Obligations or Obligations with regard to Treasury Management Arrangements;

(2) Liens in favor of Taseko or its Restricted Subsidiaries;

(3) Liens on property (including Capital Stock) existing at the time of acquisition of the property by Taseko or any Subsidiary of Taseko (including by means of merger, amalgamation or consolidation by another Person into Taseko or any such Subsidiary or pursuant to which such Person becomes a Subsidiary of Taseko); provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;

(4) Liens to secure the performance of statutory obligations, insurance, surety or appeal bonds, workers compensation obligations, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(5) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants —

Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(6) Liens existing on the date of the supplemental indenture;

(7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(8) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, mechanics’ and builders’ Liens, in each case, incurred in the ordinary course of business;

(9) survey exceptions, rights of way, easements, reservations, licenses and other rights for services, utilities, sewers, electric lines, telegraph and telephone lines, oil and gas pipelines and other similar purposes, zoning or other restrictions as to the use of real property (and related FF&E) that were not incurred in connection with Indebtedness, and that do not in the aggregate materially adversely affect the value of the properties encumbered or affected or materially impair their use in the operation of the business of Taseko or any of its Restricted Subsidiaries;

(10) Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(11) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(12) Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(13) filing of Uniform Commercial Code or Personal Property Security Act financing statements as a precautionary measure in connection with operating leases, transfers of accounts or transfers of chattel paper;

(14) bankers’ Liens, rights of setoff, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens, certificates of pending litigation and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(15) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(16) Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(17) grants of software and other technology licenses in the ordinary course of business;

(18) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(19) Liens in favor of any Governmental Authority securing reclamation obligations or in connection with the provision of any service or product and Liens arising out of or resulting from (a) any right reserved to or vested in any Governmental Authority by the terms of any agreement, lease, license, franchise, grant, permit or claim with or from any such Governmental Authority (including, without limitation, any agreement or grant under which Taseko or any of the Restricted Subsidiaries holds any mineral title or interest) or by any applicable law, statutory provision, regulation or bylaw (whether express or implied) related thereto, or any other limitations, provisos or conditions contained therein; (b) exploration, development and operating permit and bonding requirements imposed by any Governmental Authority in the ordinary course business; and (c) subdivision agreements, development agreements, servicing agreements, utility agreements and other similar agreements with any Governmental Authority or public utility entered into in the ordinary course of business affecting the development, servicing or use of real property;

(20) Liens securing the obligations of Taseko or any of its Restricted Subsidiaries under the Franco Nevada Agreement;

(21) Liens arising by reason of a judgment or order that does not give rise to an Event of Default so long as such Liens are adequately reserved or bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens granted by Taseko or any of its Restricted Subsidiaries in connection with participation in a joint venture in favour of the other participants in such joint venture; provided that (a) such Liens are limited to the interest of Taseko or such Restricted Subsidiary, as the case may be, in the assets or products of such joint venture and (b) each other participant in such joint venture has given a corresponding Lien on its interest in the joint venture in favour of Taseko or such Restricted Subsidiary, as the case may be;

(23) aboriginal interests and claims existing or imposed by operation of applicable law; and

(24) Liens incurred in the ordinary course of business of Taseko or any Restricted Subsidiary of Taseko with respect to obligations that do not exceed, at any one time outstanding, the greater of US$50.0 million and 7.5% of Consolidated Tangible Assets.

“Permitted Refinancing Indebtedness” means any Indebtedness of Taseko or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Taseko or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity that is (a) equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged or (b) more than 90 days after the final maturity date of the notes;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by Taseko or by the Restricted Subsidiary of Taseko that was the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and is guaranteed only by Persons who were obligors on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

”Pro Forma Cost Savings” means, with respect to any four-quarter period, the reduction in net costs and expenses that:

(1) Taseko reasonably determines were directly attributable to an acquisition, Investment, disposition, merger, consolidation or discontinued operation or other specified action that occurred during the four-quarter period or after the end of the four-quarter period and on or prior to the Calculation Date;

(2) were actually implemented prior to the Calculation Date in connection with or as a result of an acquisition, Investment, disposition, merger, consolidation or discontinued operation or other specified action and that are supportable and quantifiable by the underlying accounting records; or

(3) relate to an acquisition, Investment, disposition, merger, consolidation or discontinued operation or other specified action and that Taseko reasonably determines are probable based upon specifically identifiable actions to be taken within six months of the date of the closing of the acquisition, Investment, disposition, merger, consolidation or discontinued operation or specified action.

“Qualifying Equity Interests” means Equity Interests of Taseko other than (1) Disqualified Stock; (2) Equity Interests that were used to support an incurrence of Contribution Indebtedness and (3) Equity Interests sold in an Equity Offering prior to the third anniversary of the date of the supplemental indenture that are eligible to be used to support an optional redemption of notes pursuant to the “Optional Redemption” provisions of the indenture.

“Red Mile Agreements” means the royalty agreement among Gibraltar Mines Ltd., Wilshire GP (No. 2) Corporation and Red Mile Resources Inc. dated September 29, 2004 and effective June 15, 2004 and all ancillary agreements in connection therewith, as in effect on the date of the supplemental indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the supplemental indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the supplemental indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tax” means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto, and, for the avoidance of doubt, including any withholding or deduction for or on account of any of the foregoing). “Taxes” shall be construed to have a corresponding meaning.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to           , 2015; provided, however, that if the period from the redemption date to           , 2015, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of Taseko (other than Gibraltar Mines Ltd. or any successor to it) that is designated by the Board of Directors of Taseko as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only if such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Taseko or any Restricted Subsidiary of Taseko unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Taseko or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Taseko;

(3) is a Person with respect to which neither Taseko nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Taseko or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a fair summary of certain Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a purchaser who acquires Notes offered hereby (a “holder”) and who, at all relevant times for purposes of the Tax Act deals at arm’s length with, and is not affiliated with, Taseko and its subsidiaries, and holds Notes as capital property.

The Notes will generally be considered to be capital property for this purpose to a holder unless either the holder holds such securities in the course of carrying on a business, or the holder has held or acquired such Notes in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain holders who are resident in Canada for the purposes of the Tax Act and whose Notes might not otherwise be capital property, may, in certain circumstances, be entitled to have the Notes and all other “Canadian securities”, as defined in the Tax Act, owned by such holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a holder (i) that is a “financial institution” for purposes of the “mark-to-market” rules, or an “authorized foreign bank”, all as defined for purposes of the Tax Act, (ii) that is a “specified financial institution” as defined for purposes of the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined for purposes of the Tax Act, (iv) that has elected to report its “Canadian tax results”, as defined for purposes of the Tax Act, in a currency other than the Canadian currency, or (v) that is subject to other special status or special considerations. All such holders should consult with their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereto (the “Regulations”) and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted the form proposed or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law or administrative policy or assessing practice, whether by way of legislative, judicial, regulatory or administrative action or interpretation, nor does it address any foreign, provincial or territorial tax considerations.

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Accordingly, all prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Notes having regard to their own particular circumstances. The discussion below is qualified accordingly.

For purposes of the Tax Act, all amounts relating to the acquisition, holding, redemption or other disposition of Notes (including adjusted cost base, proceeds of disposition, interest, and premium if any) must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada for noon on the relevant date, or such other rate of exchange as is acceptable to the Minister of National Revenue.

Residents of Canada

This portion of the summary is generally applicable to a holder that, at all relevant times for purposes of the Tax Act, is (or is deemed to be) resident in Canada and meets the other relevant requirements described above (referred to in this portion of the summary as a “Resident Holder”).

Taxation of Interest on the Notes

A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will generally be required to include in computing its income for a taxation year the amount of interest that accrues or is deemed to accrue on the Notes to the end of the taxation year or that becomes receivable or is received by it before the end of that taxation year, to the extent such amounts have not otherwise been included in such Resident Holder’s income for that taxation year or a preceding taxation year.

Any other Resident Holder, including an individual or a trust (other than trusts described in the preceding paragraph), will be required to include in income for a taxation year any interest on the Notes received or receivable by such Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income) except to the extent that such amount was otherwise included in the Resident Holder’s income for that taxation year or a preceding taxation year.

Any amount paid by Taseko as a penalty or bonus to a Resident Holder because of the redemption or a purchase for cancellation of a Note will generally be deemed to be received by such Resident Holder as interest on the Note and will be required to be included in computing the Resident Holder’s income, as described above, at the time of the payment, to the extent that such amount can reasonably be considered to relate to, and does not exceed the value at the time of the payment of, an amount that, but for the redemption or purchase for cancellation, would have been paid or payable by Taseko as interest on the Note for a taxation year of Taseko ending after the time of payment.

Sale, Redemption or Repayment of the Notes

In general, a disposition or a deemed disposition of a Note, including a redemption, purchase for cancellation or payment on maturity, will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Notes to the Resident Holder immediately before the disposition or deemed disposition. For this purpose, a Resident Holder’s proceeds of disposition in respect of a Note will exclude any amount of interest that accrued (or is deemed to have accrued) to the Resident Holder to the time of disposition, but that is not payable until after the time of disposition, or other amount that is required to be so included in income as interest, all as described above under “Taxation of Interest on the Notes”. Any such capital gain (or capital loss) will be subject to the treatment described under the heading “Taxation of Capital Gains and Capital Losses” below.

On a disposition or deemed disposition of a Note, including a payment on maturity, redemption or purchase for cancellation of a Note, a Resident Holder generally will be required to include in computing income the amount of interest accrued on the Note from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in computing the Resident Holder’s income for the taxation year or a previous taxation year, and such amount will be excluded in computing the Resident Holder’s proceeds of disposition of the Note as described in the preceding paragraph.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a “taxable capital gain”) realized by a holder in a taxation year will be included in such holder’s income in the year. One-half of the amount of any capital loss (“allowable capital loss”) realized by a holder in a taxation year will be deducted from taxable capital gains realized by the holder in the year and allowable capital losses for a taxation year in excess of taxable capital gains for that taxation year may be deducted in any of the three preceding taxation years or in any subsequent year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Refundable Tax

A holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a special tax (refundable in certain circumstances) of 6 2/3% on certain investment income, including amounts in respect of interest and taxable capital gains.

Alternative Minimum Tax

A capital gain realized by an individual or trust (other than certain trusts) may be relevant for the purposes of calculating liability for alternative minimum tax.

Non-Residents of Canada

This portion of the summary is generally applicable to a holder that acquires Notes, as beneficial owner, pursuant to this Offering and that, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty or convention (i) is not resident or deemed to be resident in Canada, (ii) deals at arm’s length and is not affiliated with Taseko and its subsidiaries, any successor to Taseko and/or its subsidiaries, and with any transferee resident or deemed to be resident in Canada to whom the holder disposes of, or is deemed to have disposed of, Notes, (iii) does not use or hold, and is not deemed to use or hold, Notes in connection with a trade or business carried on, or deemed to be carried on, in Canada, and (iv) is not an insurer carrying on an insurance business in Canada and elsewhere. Holders that meet all of the foregoing requirements and any other relevant requirements described above are referred to as “Non-resident holders” in this summary, and this summary only addresses such Non-resident holders.

Under the Tax Act, interest and principal paid or credited, or deemed to be paid or credited, to a Non-resident holder on the Notes will be exempt from Canadian withholding tax. A Non-resident holder will not be subject to tax under the Tax Act in respect of the receipt of interest on the Notes, or in respect of any capital gain realized by the Non-resident holder on a disposition of the Notes.

Eligibility for Investment

Provided that the common shares in the capital of Taseko continue to be listed on a “designated stock exchange” (which includes the TSX), the Notes will be qualified investments for a trust governed by a registered retirement savings plan (“RRSP”), registered education savings plan, registered retirement income fund (“RRIF”), deferred profit sharing plan (except a deferred profit sharing plan to which Taseko, or an employer that does not deal at arm’s length with Taseko, has made a contribution), registered disability savings plan or tax-free savings account (“TFSA”), each as defined in the Tax Act.

Notwithstanding that the Notes may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to penalty taxes in respect of such Notes held in the TFSA if such Notes are a “prohibited investment” within the meaning of the Tax Act. In the 2011 federal budget released on March 22, 2011, the Minister of Finance for Canada proposed amendments to the Tax Act (the “RRSP/RRIF Proposals”) to extend the “prohibited investment” rules to RRSPs and RRIFs. Given the dissolution of Parliament on March 26, 2011, no assurance can be given that the RRSP/RRIF Proposals will be enacted in their previously proposed form, or at all.

The Notes will generally be a “prohibited investment” if the holder of the TFSA (or, under the RRSP/RRIF Proposals, the annuitant under the RRSP or RRIF, as applicable) does not deal at arm’s length with Taseko for the purposes of the Tax Act, or the holder of the TFSA (or, under the RRSP/RRIF Proposals, the annuitant under the RRSP or RRIF, as applicable) has a “significant interest”, within the meaning of the Tax Act, in Taseko or in a corporation, partnership or trust with which Taseko does not deal at arm’s length for the purposes of the Tax Act. Prospective purchasers should consult their own tax advisors to ensure that the Notes would not be a prohibited investment for a trust governed by a TFSA, RRSP, or RRIF in their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes by a U.S. Holder, as defined below, that acquires the Notes in this initial offering at the price set forth on the cover page. This discussion is not a complete analysis or description of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with holders that will hold the Notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, this description of certain material U.S. federal income tax consequences does not address the tax treatment of special classes of holders, such as, financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities (or investors in such entities), tax-exempt entities, insurance companies, persons holding the Notes as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, and dealers or traders in securities or currencies.

This summary does not address U.S. federal estate and gift tax consequences or tax consequences under any state, local or foreign laws.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code, U.S. judicial decisions and administrative pronouncements. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. This discussion assumes that the Notes will be treated as debt for U.S. federal income tax purposes. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS or a court considering these issues will not disagree with or challenge any of the conclusions we have reached and describe herein.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Notes that is (1) an individual who is a citizen or a resident alien of the United States for U.S. federal income tax purposes, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity holds the Notes, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner in or owner of a partnership or other pass-through entity that is considering holding Notes, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of Notes.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Notes, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is given.

We urge holders to consult their own tax advisor regarding the application of U.S. federal, state and local tax laws, as well as any applicable foreign tax laws, to their particular situation.

Payments of Interest

Each payment of interest on a Note (including any amount withheld as withholding tax) will be taxable as ordinary interest income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes. Interest paid on the Notes will be income from sources outside the United States for purposes of computing the foreign tax credit allowable to a U.S. Holder. Interest income on a Note generally will be considered either “passive category income” or “general category income” for United States foreign tax credit purposes. The rules governing the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of the credit under your particular circumstances. It is expected, and this discussion assumes, that the Notes will not be treated as issued with original issue discount for U.S. federal income tax purposes.

Notes Subject to Contingencies

In certain circumstances (see “Description of the Notes — Additional Amounts” and “Description of the Notes — Optional Redemption”), we may be obligated to pay amounts in excess of stated interest or principal on the Notes. It is possible that our obligation to make additional payments on the Notes could implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” If the Notes were characterized as contingent payment debt instruments, you might, among other things, be required to accrue interest income at a higher rate than the stated interest rate on the Notes and to treat any gain recognized on the sale or other disposition of a Note as ordinary income rather than as capital gain.

We intend to take the position that the likelihood of additional payments on the Notes is remote, and thus, that the Notes should not be treated as contingent payment debt instruments. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury regulations. Our determination, however, is not binding on the IRS, and if the IRS were to challenge this determination, you might be required to accrue additional interest income on your Notes and to treat as ordinary income rather than as capital gain any income realized on the sale or other disposition of a Note before the resolution of the contingency. In the event the Notes are contingent payment debt instruments and a contingency occurs, such contingency would affect the amount and timing of income recognized by you. If any additional payments are in fact paid, you will be required to recognize such amounts as income.

The discussion assumes that the Issuer’s determination that the contingencies are remote is correct. The Treasury regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the regulations is not certain. You are urged to consult your tax advisor regarding the possible application of the contingent payment debt instrument rules to the Notes.

Sale, Exchange or Retirement of the Notes

Upon the sale, retirement or other disposition of a Note, you will generally recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received (other than any amount received that is attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income) and (ii) your adjusted tax basis in the Note at the time of sale, exchange, retirement or other disposition. Your tax basis in a Note generally will be the amount that you paid for the Note.

Any capital gain or loss will be long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition of the Note, the U.S. Holder has held the Note for more than one year. Long-term capital gain of non-corporate U.S. Holders, including individual U.S. Holders, is generally taxed at reduced rates. The gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

Additional Tax on Passive Income

Certain U.S. Holders who are individuals, estates or trusts will be required to pay a 3.8 percent tax on, among other things, interest income and capital gains from the sale or other disposition of Notes for taxable years beginning after December 31, 2012.

Information Reporting and Backup Withholding

In general, backup withholding and information reporting requirements apply to certain payments to U.S. Holders of principal of, and interest on, a Note, and the receipt of proceeds on the sale or other disposition (including a retirement or redemption) of a Note before maturity, in each case when made within the U.S. or through certain U.S. intermediaries, if a U.S. Holder: fails to furnish its taxpayer identification number, fails to certify that such number is correct, fails to certify that such U.S. Holder is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules.

Certain U.S. Holders are generally not subject to backup withholding and information reporting requirements provided their exemption from backup withholding and information reporting are properly established. Backup withholding is not an additional tax. Any amounts withheld from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is furnished to the IRS in a timely manner. You should consult your tax advisor regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Certain U.S. Holders who are individuals are required to report information relating to an interest in Notes, subject to certain exceptions (including an exception for Notes held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult their tax advisors regarding their reporting requirements.

EARNINGS COVERAGE RATIOS

The following earnings coverage ratios have been calculated on a consolidated basis and are derived from audited financial information for the year ended December 31, 2010. The following earnings coverage disclosure: (i) does not purport to be indicative of earnings coverage for any future periods; and (ii) has been calculated based on financial information prepared in accordance with Canadian GAAP.

	Year Ended
	December 31, 2010
Earnings Coverage	Actual	Pro Forma(1)
	(thousands of dollars)

Interest and dividend requirements	$4,542	$
Earnings before interest expense and taxes(2)	$199,924	$199,924
Earnings coverage ratio(3)	44x	x

Notes:

(1) The pro forma earnings coverage calculation was made to give effect to the issue of the Notes and the repayment of a credit facility during 2010 as if such transactions had occurred January 1, 2010.

(2) Earnings before interest expense and taxes is calculated based on the 2010 audited financial statements appended hereto by adding “Earnings (losses) before income taxes” plus “Interest Expense”.

(3) The earnings coverage ratio is calculated by dividing earnings before interest expense and taxes by interest and dividend requirements.

CREDIT SUPPORTER DISCLOSURE

As of their initial issuance, the obligations under the Notes will be guaranteed by two of the Company’s subsidiaries, Gibraltar Mines Ltd. and Aley Corporation. The following table provides summary operating and balance sheet information segmented for Taseko (unconsolidated), the subsidiary guarantors (combined) and the Company’s non-guarantor subsidiaries (combined) for the three previous fiscal periods.

		Subsidiary	Non-Guarantor		Total
	Taseko	Guarantors	Subsidiaries	Consolidating	Consolidated
2010	(unconsolidated)	(combined)	(combined)	Adjustments	Amounts

Revenue	$6,194	$278,460	$380	$(6,574)	$278,460
Net earnings (loss)	$(62,745)	$211,345	$378	$(380)	$148,598
Current assets	$223,536	$158,929	$2	$(101,167)	$281,300
Non-current assets	$25,192	$398,861	$14,031	$(31,772)	$406,312
Current liabilities	$5,755	$167,200	$5,565	$(111,884)	$66,636
Non-current liabilities	$62,391	$86,679	$1,955	$—	$151,025

		Subsidiary	Non-Guarantor		Total
	Taseko	Guarantors	Subsidiaries	Consolidating	Consolidated
2009	(unconsolidated)	(combined)	(combined)	Adjustments	Amounts

Revenue	$16,461	$188,902	$—	$(16,461)	$188,902
Net earnings (loss)	$802	$8,573	$1,186	$—	$10,561
Current assets	$205,602	$54,656	$2	$(167,944)	$92,316
Non-current assets	$39,931	$405,371	$36,577	$(39,100)	$442,779
Current liabilities	$3,638	$237,861	$12,345	$(178,665)	$75,719
Non-current liabilities	$18,239	$143,029	$1,955	$—	$163,223

		Subsidiary	Non-Guarantor		Total
	Taseko	Guarantors	Subsidiaries	Consolidating	Consolidated
2008	(unconsolidated)	(combined)	(combined)	Adjustments	Amounts

Revenue	$23,262	$231,678	$—	$(23,262)	$231,678
Net earnings (loss)	$(9,607)	$11,941	$1,176	$—	$3,510
Current assets	$188,549	$37,293	$2	$(184,561)	$41,283
Non-current assets	$39,953	$396,512	$39,597	$(39,100)	$436,962
Current liabilities	$47,446	$244,377	$15,512	$(195,282)	$112,053
Non-current liabilities	$10,468	$118,862	$1,955	$—	$131,285

Additional Information :

a) Figures are in thousands of Canadian dollars (000s).

b) Revenues and net earnings (loss) amounts are for the 12 months ended December 31, except the 2008 fiscal period which is for the 15 months ended December 31. Balance sheet amounts are at December 31 of the year indicated.

c) Net earnings are from continuing operations and no operations were discontinued in the periods shown. However, the 2010 subsidiary guarantor revenue and net earnings (loss) amounts include only 75% of Gibraltar Mine operating results due to the sale to and joint venture with Cariboo at the end of the first quarter of 2010.

UNDERWRITING

Subject to the terms and conditions set forth in an Underwriting Agreement dated April   , 2011 among the Company, the subsidiary guarantors party thereto and Barclays Capital Inc., as representative of the several Underwriters, we have agreed to sell to the Underwriters listed below, and each of the Underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of Notes set forth opposite its name below, in each case payable to us in cash against delivery.

Principal Amount
Underwriters	of Notes

Barclays Capital Inc.	US$
BMO Capital Markets Corp.
TD Securities (USA) LLC

Total	US$200,000,000

Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed, severally and not jointly, to purchase all of the Notes sold under the Underwriting Agreement if any of these Notes are purchased. If an Underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

We have agreed to indemnify the Underwriters and their affiliates against certain liabilities in connection with the Offering, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments the Underwriters or their affiliates may be required to make in respect of those liabilities.

The Underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer’s certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The obligations of an Underwriter under the Underwriting Agreement may be terminated by Barclays Capital Inc. on the basis of its assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

Commissions and Discounts

The Underwriters have advised us that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering, the public offering price, concession or any other term of the Offering may be changed. After the Underwriters have made reasonable efforts to sell all of the Notes at the offering price, the price may be decreased and further changed from time to time, to an amount not greater than the offering price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers of the Notes is less than the gross proceeds paid by the Underwriters to the Company.

The expenses of the Offering, not including the underwriting discount or commission, are estimated at US$2.0 million and are payable by us.

New Issue of Notes

The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange or for inclusion of the Notes on any automated dealer quotation system. We have been advised by the Underwriters that they presently intend to make a market in the Notes after completion of the Offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Short Positions

In connection with the Offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater principal amount of Notes than they are required to purchase in the Offering. The Underwriters must close out any short position by purchasing Notes in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the Offering.

Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the Underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

In the ordinary course of business, the Underwriters and their affiliates have provided, are providing and may in the future provide financial advisory, investment banking and general financing and banking services to us and our affiliates, for which they have received or will receive customary fees, expenses and commissions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the Offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(i) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(iii) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Australia

No prospectus supplement or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the Notes has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia: (a) you confirm and warrant that you are either: (i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act; (ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; (iii) a person associated with the company under section 708(12) of the Corporations Act; or (iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and (b) you warrant and agree that you will not offer any of the Notes for resale in Australia within 12 months of those Notes being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The Notes may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the Notes which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinances (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

India

This prospectus supplement has not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus supplement or any other material relating to these securities is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and in any event to not more than 50 persons in India. Further, persons into whose possession this prospectus supplement comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

No securities registration statement (“SRS”) has been filed under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) in relation to the Notes. The Notes are being offered in a private placement to “qualified institutional investors” (tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) (“QIIs”), under Article 2, Paragraph 3, Item 2 i of the FIEL. Any QII acquiring the Notes in this offer may not transfer or resell those Notes except to other QIIs.

Korea

The Notes may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The Notes have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the Notes may not be resold to Korean residents unless the purchaser of the Notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the Notes.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed and purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the

SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the Notes under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA; (ii) (in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets; (iii) where no consideration is or will be given for the transfer; or (iv) where the transfer is by operation of law.

By accepting this prospectus supplement, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

WHERE YOU CAN FIND MORE INFORMATION

Taseko is a public company and files annual, quarterly and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy, for a fee, any document that we file with or furnish to the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download the documents we have filed at www.sec.gov. You may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

Taseko is a corporation existing under the Business Corporations Act (British Columbia). All but one of Taseko’s directors, all of our officers, and all of the experts named in this prospectus supplement and the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and all of our assets, are located outside the United States. Taseko has appointed an agent for service of process in the United States, but it may be difficult for holders of the Notes who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Notes who reside in the United States to realize upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

Taseko has been advised by its Canadian counsel, McMillan LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Taseko has also been advised by McMillan LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Taseko has filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Corporation Services Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the Offering under the registration statement of which this prospectus supplement and the Prospectus form a part.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon for us by McMillan LLP, Vancouver, B.C., with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, with respect to matters of United States law. Certain legal matters relating to the Offering will be passed on for the Underwriters by Latham & Watkins LLP, New York, New York, with respect to matters of United States law and by Blake, Cassels & Graydon LLP, Toronto, Ontario, with respect to matters of Canadian law. The partners and associates of McMillan LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by us. As at the date hereof, the partners and associates of McMillan LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding common shares.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report	F-2
Consolidated Balance Sheet as of December 31 2010 and 2009	F-6
Consolidated Statement of Operations and Comprehensive Income (Loss) for the years ended December 31, 2010 and 2009 and the fifteen months ended December 31, 2008	F-7
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2010 and 2009 and the fifteen months ended December 31, 2008	F-8
Consolidated Statements of Cash Flow for the years ended December 31, 2010 and 2009 and the fifteen months ended December 31, 2008	F-9
Notes to the Consolidated Financial Statements	F-10

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We have audited the accompanying consolidated balance sheets of Taseko Mines Limited (the “Company”) and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years ended December 31, 2010 and 2009 and the fifteen-month period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2010 and 2009 and their consolidated results of operations and their consolidated cash flows for the years ended December 31, 2010 and 2009 and the fifteen-month period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

As discussed in Note 3(a) to the consolidated financial statements, the Company has adopted CICA Handbook Section 3055, Interests in Joint Ventures.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

//s// KPMG LLP

Chartered Accountants

March 28, 2011
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We have audited Taseko Mines Limited (the “Company”)’s internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited Page 2

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years ended December 31, 2010 and 2009 and the fifteen-month period ended December 31, 2008, and our report dated March 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

//s// KPMG LLP

Chartered Accountants

March 28, 2011
Vancouver, Canada

CONSOLIDATED FINANCIAL STATEMENTS

FISCAL PERIODS ENDED
DECEMBER 31, 2010, 2009 and 2008

(Expressed in thousands of Canadian Dollars)

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	December 31	December 31
	2010	2009

ASSETS
Current assets
Cash and equivalents	$211,793	$35,082
Restricted cash (note 13)	—	3,153
Marketable securities and investments (note 7)	18,521	11,856
Accounts receivable	20,154	12,505
Inventory (note 5)	21,286	21,792
Prepaid expenses	534	2,112
Advances for equipment	—	1,119
Advances to Joint Venture (note 4)	1,764	—
Current portion of promissory note (note 16(a))	7,248	4,697

	281,300	92,316
Advances for equipment	1,726	2,122
Reclamation deposits (note 17)	23,266	29,421
Promissory note (note 16(a))	70,559	73,400
Mineral property interests, plant and equipment (note 10)	310,761	337,836

	$687,612	$535,095

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$22,983	$14,821
Amounts due to a related party (note 11)	154	13
Current portion of long-term credit facility (note 14)	—	21,896
Current portion of long-term loan obligations (note 12)	10,315	5,782
Current portion of deferred revenue (note 16)	175	175
Current portion of royalty obligations (note 16)	7,248	11,208
Liability under derivative instruments (note 15)	225	18,935
Income taxes payable	24,528	370
Current portion of future income taxes (note 18)	1,008	1,979

	66,636	75,179
Income taxes (note 18)	2,500	32,299
Royalty obligations (note 16)	51,645	57,621
Deferred revenue (note 16)	481	656
Credit facility (note 14)	—	29,609
Loan obligations (note 12)	28,018	16,916
Site closure and reclamation obligation (note 17)	8,178	9,807
Future income taxes (note 18)	60,203	16,315

	217,661	238,402
Shareholders’ equity
Share capital (note 20)	338,911	323,734
Tracking preferred shares (note 8)	26,642	26,642
Contributed surplus	28,128	20,318
Accumulated other comprehensive income	6,249	4,576
Retained earnings (deficit)	70,021	(78,577)

	469,951	296,693
Commitments (note 21)
Subsequent event (notes 8 and 20(b))

	$687,612	$535,095

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Russell E. Hallbauer
Ronald W. Thiessen	Russell E. Hallbauer
Director	Director

TASEKO MINES LIMITED

Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Year Ended	Year Ended	Fifteen Months Ended
	December 31, 2010	December 31, 2009	December 31, 2008

Revenue
Copper	$265,804	$180,115	$209,784
Molybdenum	12,656	8,787	21,894

	278,460	188,902	231,678
Cost of sales	142,674	132,434	196,261
Depletion, depreciation and amortization	10,336	8,150	7,363

Operating profit	125,450	48,318	28,054

Expenses (income)
Accretion of reclamation obligation (note 17)	860	968	1,451
Asset retirement obligation change of estimates (note 17)	—	—	(6,917)
Change in fair value of financial instruments	(319)	—	886
Exploration	10,090	3,407	11,864
Foreign exchange loss (gain)	2,650	(8,800)	4,032
Gain on convertible bond repurchase (note 19)	—	(1,630)	—
General and administration	13,853	8,382	11,896
Interest accretion on convertible debt (note 19)	—	1,260	2,938
Interest and other income	(18,275)	(7,402)	(9,701)
Interest expense	4,542	8,265	8,284
Gain on sale of marketable securities	(4,087)	(188)	(1,034)
Loss on prepayment of credit facility (note 14)	834	—	—
Premium paid on the redemption of royalty obligation (note 16(b))	1,302	—	—
Realized (gain) loss on derivative instruments (note 15)	(3,575)	11,330	—
Stock-based compensation (note 20(c))	10,409	5,696	6,442

	18,284	21,288	30,141

Earnings (loss) before other items	107,166	27,030	(2,087)
Other items
Gain on contribution to the Joint Venture (note 4)	95,114	—	—
Unrealized loss on derivative instruments (note 15)	(6,898)	(15,775)	—

Earnings (loss) before income taxes	195,382	11,255	(2,087)
Current income tax expense (recovery) (note 18)	4,106	669	(2,151)
Future income tax expense (recovery) (note 18)	42,678	25	(3,446)

Net earnings for the year	$148,598	$10,561	$3,510

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale reclamation deposit	(118)	(1,040)	1,859
Unrealized gain (loss) on available-for-sale marketable securities	6,117	14,263	(11,295)
Reclassification of realized gain sale of marketable securities	(4,087)	(188)	(1,152)
Tax effect	(239)	(1,779)	1,570

Other comprehensive income (loss)	$1,673	$11,256	$(9,018)

Total comprehensive income (loss)	$150,271	$21,817	$(5,508)

Earnings per share
Basic	$0.80	$0.06	$0.02
Diluted	$0.73	$0.06	$0.02
Weighted average number of common shares outstanding (expressed in thousands)
Basic	186,103	173,170	142,062
Diluted	203,006	180,835	156,928

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Year Ended		Year Ended		Fifteen Months Ended
	December 31, 2010		December 31, 2009		December 31, 2008
	Number of		Number of		Number of
Common Shares	Shares		Shares		Shares

Balance at beginning of the year	182,924,664	$323,734	153,187,116	$285,690	130,580,538	$205,040
Share purchase options at $1.00 per share	1,073,500	1,074	893,750	894	—	—
Share purchase options at $1.15 per share	1,286,667	1,480	66,333	76	—	—
Share purchase options at $1.71 per share	100,667	172	33,666	58	—	—
Share purchase options at $1.90 per share	—	—	7,000	13	—	—
Share purchase options at $2.07 per share	20,000	41	50,000	103	30,000	62
Share purchase options at $2.17 per share	31,000	67	—	—	—	—
Share purchase options at $2.18 per share	82,000	179	100,000	218	145,500	317
Share purchase options at $2.68 per share	—	—	—	—	7,500	20
Share purchase options at $3.07 per share	35,000	108	11,000	34	78,500	241
Share purchase options at $4.03 per share	60,000	242	—	—	—	—
Share purchase options at $4.09 per share	—	—	—	—	3,600	15
Share purchase options at $4.50 per share	67,000	302	—	—	5,000	23
Share purchase options at $4.77 per share	36,000	172	—	—	—	—
Fair value of stock options allocated to shares issued on exercise	—	2,599	—	2,108	—	514
Shares issued for the purchase of royalty interest (note 16(b))	1,556,355	7,813	—	—	1,000,000	5,220
Shares issued for donation	225,000	928	—	—	—	—
Shares issued for debt conversion (note 19)	—	—	—	—	2,612,971	21,318
Equity financings at $5.20 per share, net of issue costs (note 20(b))	—	—	—	—	9,637,792	46,945
Equity financings at $0.70 per share, net of issue costs (note 20(b))	—	—	—	—	9,085,715	5,975
Equity financings at $1.45 per share, net of issue costs (note 20(b))	—	—	19,490,084	26,817	—	—
Warrants exercised (note 20(b))	—	—	9,085,715	7,723	—	—

Balance at end of the year	187,497,853	338,911	182,924,664	323,734	153,187,116	285,690

Equity component of convertible debt
Balance at beginning of the year		—		3,832		13,655
Repurchase of convertible bond (note 19)		—		(3,832)		—
Convertible debenture conversion adjustment (note 19)		—		—		(9,823)

Balance at end of the year		—		—		3,832

Tracking preferred shares
Balance at beginning and end of the year		26,642		26,642		26,642

Contributed surplus
Balance at beginning of the year		20,318		14,561		8,633
Stock-based compensation (note 20(c))		10,409		5,696		6,442
Repurchase of convertible bond (note 19)		—		2,169		—
Fair value of stock options allocated to shares issued on exercise		(2,599)		(2,108)		(514)

Balance at end of the year		28,128		20,318		14,561

Accumulated other comprehensive income (loss)
Balance at beginning of the year		4,576		(6,680)		2,338
Unrealized gain (loss) on reclamation deposits		(118)		(1,040)		1,859
Unrealized gain (loss) on available-for-sale marketable securities		6,117		14,263		(11,295)
Reclassification of realized gain on sale of marketable securities		(4,087)		(188)		(1,152)
Tax effect		(239)		(1,779)		1,570

Balance at end of the year		6,249		4,576		(6,680)

Retained earnings (deficit)
Balance at beginning of the year		(78,577)		(89,138)		(92,648)
Net earnings for the year		148,598		10,561		3,510

Balance at end of the year		70,021		(78,577)		(89,138)

TOTAL SHAREHOLDERS’ EQUITY		$469,951		$296,693		$234,907

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Cash Flows
 (Expressed in thousands of Canadian Dollars)

			Fifteen Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Operating activities
Net earnings for the year	$148,598	$10,561	$3,510
Items not involving cash
Accretion of reclamation obligation	860	968	1,451
Change in fair value of financial instruments	(319)	—	886
Depreciation, depletion and amortization	10,336	8,150	7,363
Unrealized foreign exchange loss (gain)	(1,760)	(8,839)	6,334
Future income taxes	42,678	25	(3,446)
Gain on contribution to the Joint Venture (note 4)	(95,114)	—	—
Gain on convertible debt repurchase (note 19)	—	(1,630)	—
Gain on sale of marketable securities	(4,087)	(188)	(1,034)
Interest accretion on convertible debt	—	1,260	2,938
Interest accretion on long-term credit facility	213	512	—
Loss on prepayment of credit facility (note 14)	834	—	—
Non cash donation expense (note 22)	928	—	—
Premium paid on the redemption of royalty obligation (note 16(b))	1,302	—	—
Reclamation obligation change in estimate	—	—	(6,917)
Site closure and reclamation expenditures (note 17)	(91)	(1,590)	(183)
Stock-based compensation	10,409	5,696	6,442
Realized loss (gain) on derivative instruments (note 15)	(15,775)	—	—
Unrealized loss (gain) on derivative instruments (note 15)	6,898	15,775	—
Changes in non-cash operating working capital
Accounts payable and accrued liabilities	8,162	(38,216)	22,603
Accounts receivable	(7,649)	(7,899)	7,415
Accrued interest expense on royalty obligation	(3,425)	(2,039)	(1,060)
Accrued interest income on promissory note	291	(1,029)	(2,632)
Amounts due to a related party	141	(1,759)	2,579
Deferred revenue	(175)	(175)	(219)
Income taxes payable	(5,641)	(6,261)	2,358
Inventory	(4,730)	(1,452)	(2,282)
Advances to Joint Venture (note 4)	(1,764)	—	—
Asset/liability under derivative instruments (note 15)	(2,502)	3,160	—
Prepaid expenses	1,194	(1,784)	741

Cash provided by (used for) operating activities	89,812	(26,754)	46,847

Investing activities
Accrued interest income on reclamation deposits	(1,293)	(1,919)	(2,032)
Funds released from reclamation deposits	—	3,900	5,000
Funds released from restricted cash	3,153	1,247	—
Advance payments for equipment	—	—	(6,381)
Investment in derivative asset	(7,331)	—	—
Investment in marketable securities	(16,678)	(4,421)	(254)
Proceeds from contribution to the Joint Venture (note 4)	186,811	—	—
Proceeds from sale of marketable securities	16,449	9,966	3,360
Purchase of property, plant and equipment	(55,303)	(17,019)	(134,186)
Reclamation deposits	—	(45)	(109)

Cash provided by (used for) investing activities	125,808	(8,291)	(134,602)

Financing activities
Capital lease payments	(3,320)	(3,199)	(1,061)
Common shares issued for cash, net of issue costs	3,837	35,937	53,599
Principal repayment of loan obligations	(2,712)	(345)	—
Proceeds (repayment) of bank indebtedness	—	(5,737)	5,737
Proceeds from loan obligations (note 12(b))	14,076	9,054	—
Proceeds from royalty obligation (note 16(b))	—	6,511	—
Proceeds (repayment) of long term credit facility (note 14)	(50,790)	56,997	—
Re-purchase of convertible debt (note 19)	—	(33,678)	(3,569)

Cash provided by (used for) financing activities	(38,909)	65,540	54,706

Increase (decrease) in cash and equivalents	176,711	30,495	(33,049)

Cash and equivalents, beginning of year	35,082	4,587	37,636

Cash and equivalents, end of year	$211,793	$35,082	$4,587

Supplemental cashflow information (note 22)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Taseko Mines Limited (the “Company”) is engaged in mining and mine development. The Company operates the Gibraltar copper-molybdenum mine and holds the Prosperity gold-copper project, the Harmony gold project and the Aley niobium property.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Interests in joint ventures are accounted for using the proportionate consolidation method. Under this method, the Company includes in its accounts the Company’s proportionate share of assets, liabilities, revenues, and expenses. These consolidated financial statements include the Company’s 75% interest in the Gibraltar Joint Venture since its formation on March 31, 2010 (note 4).

All material intercompany accounts and transactions have been eliminated.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash. At December 31, 2010, of the $211,793 cash and equivalents held by the Company, $142,154 (US$142,926) was held in United States dollar denominated cash and equivalents (December 31, 2009 — $30,719 (US$29,228)). Cash and equivalents excludes cash subject to restrictions (note 13).

(b)	Revenue recognition

Revenue from the sales of metal in concentrate is recognized when persuasive evidence of a sales agreement exists, the title and risk of ownership is transferred to the customer, collection is reasonably assured, and the price is reasonably determinable. Revenue from the sales of metal may be subject to adjustment upon final settlement of shipment weights, assays and metal prices. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Cash received in advance of meeting these revenue recognition criteria is recorded as deferred revenue.

Under the Company’s concentrate sales contracts, final copper and molybdenum prices are set based on a specified future quotational period and the average market metal price in that period. Typically, the quotational periods for copper are either one or four months after the date of arrival at the port of discharge, and three months after the month of shipment for molybdenum. Revenues are recorded under these contracts when title passes to the buyer and are based on the forward price for the expected settlement period. The contracts, in certain cases, provide for a provisional payment based upon provisional assays and quoted metal prices. The price adjustment features in the Company’s receivables are treated as embedded derivatives for accounting purposes and as such, are marked-to-market through earnings from the date of sale until the date of final pricing.

(c)	Inventory

Production inventory consists of metal in concentrate, copper cathode, ore-in-process and stockpiled ore. Production inventory is valued based on the lower of average production cost and net

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

realizable value. Production costs include the cost of raw materials, stripping costs, direct labour, mine-site overhead expenses and depreciation.

Materials and supplies inventory is valued at the lower of average cost and net realizable value.

Previous write-downs to net realizable value are reversed when there is a subsequent increase in the value of the inventory.

(d)	Financial Instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the net earnings (loss) or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•	Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

•	Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in net earnings (loss) or if an impairment is determined to be other than temporary.

•	Held-for-trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

•	All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income (loss).

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The Company had classified its financial instruments as follows:

Financial Instrument	Classification	Measurement

Cash and equivalents	Held-for-Trading	Fair Value
Restricted cash	Held-for-Trading	Fair Value
Marketable securities and investments, except for derivative instruments	Available for Sale	Fair Value
Accounts receivable	Loans and Receivables	Amortized cost
Advances to Joint Venture	Loans and Receivables	Amortized cost
Reclamation deposits	Available for Sale	Fair Value
Promissory note	Loans and Receivables	Amortized cost
Accounts payable and accrued liabilities	Other Financial Liability	Amortized cost
Amounts due to a related party	Other Financial Liability	Amortized cost
Loan obligations	Other Financial Liability	Amortized cost
Credit facility	Other Financial Liability	Amortized cost
Royalty obligation	Other Financial Liability	Amortized cost
Derivative instruments	Held-for-Trading	Fair Value

(e)	Plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Mining and milling assets are amortized using the units of production method based on tons mined and milled, respectively. During 2008, the Company extended the life of its Gibraltar mine. Consequently, the useful life over which the Company’s mining and milling assets are depreciated has been extended to reflect their additional use from an extended mine life. Amortization for all other assets is calculated using the declining balance method at rates ranging from 10% to 50% per annum. Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements which extend the useful life of the asset are capitalized as incurred.

The costs of removing overburden material to access mineral reserve deposits, referred to as “stripping costs”, are accounted for as variable production costs to be included in the cost of inventory produced, unless the overburden removal activity can be shown to be a betterment of the mineral property, in which case these costs are capitalized. Betterment occurs when the overburden removal activity provides access to additional sources of mineral deposit reserves that will be produced in future periods which would not have otherwise been accessible in the absence of the pre-stripping activity. These deferred stripping costs are amortized using the units of production basis to cost of sales over the life of the mineral deposit reserves.

(f)	Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Exploration expenditures which increase production or extend the life of operations are capitalized.

The Company capitalizes development expenditures which have (a) a probable future benefit which the Company can obtain, (b) result from a past transaction, and (c) occur on property controlled by the Company on mineralized ore bodies that have, or are determined to have as a result of these

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

costs, economically mineable mineral reserves. Acquisition costs and development expenditures are amortized over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

The amount presented for mineral property interests represents costs incurred to date less write-downs and accumulated amortization, and does not necessarily reflect present or future values.

(g)	Site closure and reclamation costs

The Company recognizes any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related asset retirement cost. In the event the required decrease in the asset retirement cost is in excess of the carrying value, the excess amount is recorded as a change in estimate in the net earnings (loss).

(h)	Impairment of long-lived assets

Long-lived assets, including mineral property interests, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date of issue.

(j)	Stock-based compensation

The Company has a share option plan which is described in note 20(c). The Company records all stock-based payments using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(k)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(l)	Functional currency and foreign currency translations

The Company’s functional currency is the Canadian dollar as it is the currency of the primary economic environment in which the Company operates. While the Company receives its metal sales revenues in United States dollars, the majority of the Company’s supplies, labour, and services are denominated in Canadian dollars. All of the business operations of the Company are located in Canada.

Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Foreign exchange gains and losses are included in net earnings (loss).

(m)	Earnings (loss) per common share

Basic earnings (loss) per common share is based on the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury stock method, whereby all “in-the-money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the year. Dilution for convertible bonds and debentures is calculated on an if-converted basis.

(n)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, plant and equipment, reclamation liability, income taxes, valuation allowances for future income tax assets, rates for depletion, depreciation and amortization, assumptions used in computing stock-based compensation, receivables from sales of

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

concentrate and valuation of concentrate inventory, the determination of mineral reserves and mine life and the estimation of the fair value of derivative liabilities. Actual results could differ from these estimates.

(o)	Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

3.	CHANGES IN ACCOUNTING POLICIES

(a)	New Accounting Standards Adopted:

As a result of the Company’s joint venture over the Gibraltar mine (note 4) on March 31, 2010, the Company has adopted the following standard on a prospective basis.

CICA 3055 — “Interests in Joint Ventures”

The Company’s interests in jointly controlled assets are accounted for using proportionate consolidation. The Company combines its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s financial statements. The Company recognizes the portion of gains or losses on the sale of assets by the Company to the joint venture that is attributable to the other venturers. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

(b)	New Accounting Standards Not Yet Adopted:

(i) International Financial Reporting Standards (“IFRS”)

The Accounting Standards Board (“AcSB”) has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2010. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company has already established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

(ii) Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently.

The Company did not elect to early adopt this standard and will adopt IFRS 3 Business Combinations in accordance with IFRS effective January 1, 2011.

4.	GIBRALTAR JOINT VENTURE

On March 31, 2010 (the “Effective Date”), the Company entered into a Joint Venture Formation Agreement (the “JVFA”) with Cariboo Copper Corp. (“Cariboo”) to establish an unincorporated joint venture, the Gibraltar Joint Venture (the “Joint Venture”), over the Gibraltar mine. The Company and Cariboo (the “Venturers”) hold a 75% and a 25% beneficial interest in the Joint Venture, respectively.

Under the JVFA, the Company contributed certain assets and liabilities of the Gibraltar mine with a deemed fair value of $747,245 to the Joint Venture on the Effective Date. Cariboo paid the Company $186,811 to acquire a 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar mine under a Joint Venture Operating Agreement.

The assets and liabilities contributed by the Company to the Joint Venture were mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations.

As part of the JVFA, the Company and Cariboo have votes equal to their interest in the Joint Venture. However, certain key strategic, operating, investing and financing policies of the Joint Venture require unanimous approval from the Venturers such that neither of the Venturers is in a position to exercise unilateral control over the Joint Venture.

The total gain on the Company’s contribution to the Joint Venture was $389,528, of which $95,114 (net of purchase price allocation adjustments) was recognized based on the 25% investment by Cariboo. The remaining 75% of the gain related to the Company’s interest in the Joint Venture has been eliminated upon consolidation.

The Company’s 75% interest in the assets and liabilities of the Joint Venture as at December 31, 2010 are as follows:

December 31, 2010

Assets
Current assets	$97,713
Advances for equipment	1,188
Reclamation deposits	22,977
Mineral property interests, plant and equipment, net	301,219
Liabilities
Current liabilities	$29,538
Long-term liabilities	28,019
Site closure & reclamation obligation	8,178

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

Included within the Company’s statement of operations and comprehensive income (loss) for the year ended December 31, 2010 is the Company’s 75% interest in the operations of the Joint Venture since inception on March 31, 2010. This 75% interest is summarized as follows:

Year Ended
December 31, 2010

Revenues	$194,370
Operating expenses	97,461
Depreciation and depletion	7,092
Other expenses	4,867
Other comprehensive loss	39

Total comprehensive income	$84,911

Included within the cash flows of the Company for the year ended December 31, 2010, is the Company’s 75% interest in the cash flows of the Joint Venture. This 75% interest is summarized as follows:

Year Ended
December 31, 2010

Operating activities	$93,103
Investing activities	(44,496)
Financing activities	8,270

During the period, the Company advanced to the Joint Venture $7,055 to fund operations of the Gibraltar mine. These amounts were not recovered from the Venturers as part of the routine monthly cash calls. The Company is currently reporting a receivable at December 31, 2010, of $1,764 (25%) from the Joint Venture in its consolidated financial results.

5.	INVENTORY

	December 31	December 31
	2010	2009

Metal in concentrate — copper	$7,515	$5,830
Ore in-process	1,514	1,897
Copper cathode	982	178
Metal in concentrate — molybdenum	53	70
Materials and supplies	11,222	13,817

	$21,286	$21,792

The amount of inventory recognized as an expense for the years ended December 31, 2010 and 2009 is represented by the amount of cost of sales before reversals of inventory write-downs. There have been no write-downs of inventory during the years ended December 31, 2010 and 2009.

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

6.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company’s primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity, as well as its cash and equivalents, credit facilities, and long-term loans obligations as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors its financial covenants to ensure compliance.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company’s approach to capital management during the year ended December 31, 2010.

(b)	Carrying Amounts and Fair Values of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 — Inputs that are not based on observable market data.

The fair value of accounts receivable, advances for equipment, advances to Joint Venture, accounts payable and accrued liabilities and income taxes payable approximate carrying values due to the short-term nature of these items.

The fair values of the tracking preferred shares are not readily determinable with sufficient reliability due to the lack of availability of appropriate market information. It is not practicable to determine the fair value of advances from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. The fair value of the promissory note is not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

Aside from the financial instruments mentioned above, the following table illustrates the classification of the Company’s financial instruments recorded at fair value within the fair value hierarchy as at December 31, 2010 and 2009:

	Financial Assets at Fair Value
				December 31,
	Level 1	Level 2	Level 3	2010

Cash and equivalents	$211,793	$—	$—	$211,793
Restricted cash (note 13)	—	—	—	—
Warrants held in other public company (note 7)	—	599	—	599

Held-for-trading	211,793	599	—	212,392
Marketable securities and investments (note 7)	17,922	—	—	17,922
Reclamation deposits	23,266	—	—	23,266

Available-for-sale financial assets	41,188	—	—	41,188

Total financial assets at fair value	$252,981	$599	$—	$253,580

	Financial Liabilities at Fair Value
				December 31,
	Level 1	Level 2	Level 3	2010

Liability under derivative financial instruments (note 15)	$—	$225	$—	$225

	Financial Assets at Fair Value
				December 31,
	Level 1	Level 2	Level 3	2009

Cash and equivalents	$35,082	$—	$—	$35,082
Restricted cash (note 13)	3,153	—	—	3,153

Held for trading	38,235	—	—	38,235
Marketable securities and investments (note 7)	11,856	—	—	11,856
Reclamation deposits	29,421	—	—	29,421

Available for sale financial assets	41,277	—	—	41,277

Total financial assets at fair value	$79,512	$—	$—	$79,512

	Financial Liabilities at Fair Value
				December 31,
	Level 1	Level 2	Level 3	2009

Liability under derivative financial instruments (note 15)	$—	$18,935	$—	$18,935

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits,

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed are provided as follows:

(i)	Credit Risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables and marketable securities and investments. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts.

(ii)	Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they become due. The company manages liquidity risk by holding sufficient cash and cash equivalents and scheduling long-term obligations in the future based on estimated cash inflows.

During the year, the Company entered into long-term equipment loans for $14,076 (note 12(b)). The Company also entered into a $12,923 5-year capital lease agreement for mobile equipment.

The following are the principal contractual maturities of financial liabilities:

	Contractual				Over 3
As at December 31, 2010	Obligations	2011	2012	2013	Years

Accounts payable and accrued liabilities	$22,983	$22,983	$—	$—	$—
Amounts due to a related party (note 11)	154	154	—	—	—
Long-term equipment loan (note 12(b))	18,020	4,961	6,828	3,672	2,559

Total liabilities	$41,157	$28,098	$6,828	$3,672	$2,559

	Contractual				Over 3
As at December 31, 2009	Obligations	2010	2011	2012	Years

Accounts payable and accrued liabilities	$14,821	$14,821	$—	$—	$—
Amounts due to a related party	13	13	—	—	—
Long-term credit facility (note 14)	52,550	21,896	26,275	4,379	—
Long-term equipment loan (note 12(b))	10,112	2,701	2,701	4,710	—

Total liabilities	$77,496	$39,431	$28,976	$9,089	$—

(iii)	Market Risk

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(a)	Commodity Price Risk

During the year, the Company entered into producer put option contracts with Credit Suisse AG (“Credit Suisse”) and Goldman Sachs (“Goldman”) for a portion of its targeted copper production to June 2011 from its Gibraltar mine (note 15).

A 10% strengthening or weakening of copper and molybdenum prices during the periods ended December 31, 2010, December 31, 2009 and December 31, 2008 would have affected net earnings by the amounts shown below. This analysis assumes that all other variables remain constant.

	December 31,	December 31,	December 31,
	2010	2009	2008

Net Earnings before income taxes	$27,514	$16,180	$23,168

(b)	Foreign Exchange Risk

The Company had no foreign currency hedges in place during the year.

The Company’s financial assets held in US dollars (stated in Canadian dollars) were:

	December 31,	December 31,
Carrying Value	2010	2009

Cash and equivalents	$142,154	$30,719
Restricted cash	—	3,153
Accounts receivable	16,811	10,802

Total financial assets	$158,965	$44,674

The Company’s financial liabilities held in US dollars (stated in Canadian dollars) were:

	December 31,	December 31,
Carrying Value	2010	2009

Accounts payable and accrued liabilities	$1,200	$705
Derivative liability (note 15 )	225	18,935
Long-term credit facility (note 14)	—	51,505

Total financial liabilities	$1,425	$71,145

The following exchange rates applied during the years ended December 31, 2010 and December 31, 2009:

	Annual Average Rate		Year End Spot Rate
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

CAD vs. USD	1.0301	1.1420	0.9946	1.0510

All of the Company’s revenues are denominated in US dollars. A 10% weakening or strengthening of the Canadian dollar against the US dollar during the periods presented below would have affected net earnings by the amounts shown below. This analysis assumes that all other variables remain constant.

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

	December 31,	December 31,	December 31,
	2010	2009	2008

Net earnings before income taxes	$29,385	$13,276	$12,613

(c)	Interest Rate Risk

The long-term equipment loans (note 12(b)) carry fixed interest rates ranging between 5.35% and 8.63% per annum and as such are not subject to fluctuations in interest rates.

The exposure of the Company’s financial assets to interest rate risk as at December 31, 2010 is as follows:

			Weighted
		Weighted	Average Period
		Average	for Which the
		Effective interest	Interest Rate is
	Total	Rate (Percent)	Fixed (Years)

Financial assets subject to floating interest rates	$211,793	0.70	N/A
Financial assets subject to fixed interest rates	101,073	5.91	5.85
Equity investments	18,521	N/A	N/A
Accounts receivables	20,154	N/A	N/A

Total financial assets	$351,541

The exposure of the Company’s financial assets to interest rate risk as at December 31, 2009 is as follows:

			Weighted
		Weighted	Average Period
		Average Effective	for Which the
		Interest Rate	Interest Rate is
	Total	(Percent)	Fixed (Years)

Financial assets subject to floating interest rates	$35,082	0.32	N/A
Financial assets subject to fixed interest rates	107,518	6.22	6.44
Equity investments	11,856	N/A	N/A
Trade and other receivables	12,505	N/A	N/A

Total financial assets	$166,961

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The exposure of the Company’s financial liabilities to interest rate risk at December 31, 2010 is as follows:

			Weighted
			Average
		Weighted	Period for	Weighted
		Average	Which the	Average
		Effective	Interest Rate	Period Until
		Interest Rate	is Fixed	Maturity
	Total	(Percent)	(Years)	(Years)

Financial liabilities subject to floating interest rates	$—	N/A	N/A	N/A
Financial liabilities subject to fixed interest rates	18,020	7.50	2.37	2.37
Derivative liability	225	N/A	N/A	N/A
Other liabilities	23,136	N/A	N/A	N/A

Total financial liabilities	$41,381

The exposure of the Company’s financial liabilities to interest rate risk at December 31, 2009 is as follows:

			Weighted
			Average
		Weighted	Period for	Weighted
		Average	Which the	Average
		Effective	Interest Rate	Period Until
		Interest Rate	is Fixed	Maturity
	Total	(Percent)	(Years)	(Years)

Financial liabilities subject to floating interest rates	$51,505	6.92	N/A	2.09
Financial liabilities subject to fixed interest rates	15,221	7.49	2.62	2.62
Derivative liability	18,935	N/A	N/A	N/A
Other liabilities	14,834	N/A	N/A	N/A

Total financial liabilities	$100,495

A 10% increase or decrease of the LIBOR rate for the periods ended December 31, 2010, December 31, 2009 and December 31, 2008 would have affected net earnings by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

	December 31,	December 31,	December 31,
	2010	2009	2008

Net earnings before income taxes	$89	$86	$142

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

7.	MARKETABLE SECURITIES AND INVESTMENTS

	As at December 31, 2010
		Unrealized	Fair
Available-for-Sale Investments	Cost	Gain	Value

Continental Minerals Corporation — common shares	$5,657	$5,995	$11,652
Investment in other public companies	5,405	865	6,270

	11,062	6,860	17,922
Held for trading investments
Warrants held in other public company	280	319	599

	$11,342	$7,179	$18,521

	As at December 31, 2009
		Unrealized	Fair
	Cost	Gain	Value

Continental Minerals Corporation — common shares	$7,026	$4,830	$11,856

At December 31, 2010, The Company held 4,481,526 (December 31, 2009 — 5,566,126) common shares of Continental Minerals Corporation (“Continental”) representing less than 3% of the Continental common shares. During the year, the Company sold 1,084,600 shares of Continental for total proceeds of $2,400 with a net realized capital gain of $1,031.

The Company invests from time-to-time in public companies that may provide long term strategic opportunities. At December 31, 2010, the Company held investments in four public companies with the Company’s ownership all being less than 2.9%.

8.	TRACKING PREFERRED SHARES

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. (“Gibraltar”) completed the acquisition of the Harmony Gold Property (“Harmony”) and related assets from Continental, for 12,483,916 series “A” non-voting tracking preferred shares of Gibraltar and $2,230 cash. The tracking preferred shares were recorded at $26,642, being their then fair value, and are designed to track and capture the value of Harmony and will be redeemed for common shares of the Company upon a realization event, such as a sale of Harmony to a third party or commercial production at Harmony or, at the option of Gibraltar, if a realization event has not occurred by 2011. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet.

The initial paid-up amount for the Gibraltar tracking preferred shares is $62,770, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of Harmony is less than $62,770, or to the extent that the fair market value of Gibraltar’s interest in a mine at Harmony is determined to be less than $62,770. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also, in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62,770 nor be less than $20,000. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of Harmony, net of Gibraltar’s reasonable costs of disposition, costs incurred by

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

Gibraltar after the effective date in connection with Harmony, and a reasonable reserve for Gibraltar’s taxes arising in consequence of the sale or other disposition of Harmony.

On the occurrence of a realization event (as mentioned above), Gibraltar must redeem the Gibraltar tracking preferred shares by distributing that number of the Company’s common shares equal to the paid-up amount (as adjusted) divided by a deemed price per common share, which will vary dependent on the timing of such realization event. The tracking preferred shares are redeemable at specified prices per common share of the Company starting at $3.39 and escalating by $0.25 per year, currently at $5.64 (as of December 31, 2010).

If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for the Company’s common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of the Company and $10.00. The Company’s common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the transaction.

If the unrelated third party’s acquisition of Continental (the “Acquisition”) announced September 17, 2010 proceeds, it is planned, subject to ongoing negotiations with Continental, that the redemption of the tracking preferred shares for the Company’s common shares be accelerated to occur just before closing of the Acquisition.

On December 20, 2010, Continental announced that it had signed a formal “Arrangement Agreement” to implement the proposed acquisition plan announced in September, through a process which will be subject to the terms and conditions of the Arrangement Agreement. Completion of the Arrangement Agreement is targeted for the end of the first quarter of 2011. The tracking preferred shares will be exchanged for the Company’s common shares on the ratio of 0.5028 per Company’s common share to a Continental preferred share, and the Company’s common shares will not be subject to any hold periods by Continental.

9.	MINERAL PROPERTY INTERESTS

	December 31	December 31
	2010	2009

Gibraltar Copper Mine	$13,752	$16,766
Prosperity Gold-Copper Property	1	1
Harmony Gold Property	1	1
Aley Niobium Property	8,343	8,343
Oakmont Royalty Interest	5,640	7,520

	$27,737	$32,631

(a)	Gibraltar Copper Mine

In July 1999, the Company acquired a 100% interest in the Gibraltar copper mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited (“BWCL”) for $3,325. The acquisition of the Gibraltar mine included plant and equipment and supplies inventory of the Gibraltar mine, and $8,000 of funds for future reclamation. The Gibraltar mine final reclamation and closure plan is updated every five years. The most recent reclamation plan and closure report was approved by the British Columbia Ministry of Energy and Mines in 2004.

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The Gibraltar mine obtained government permitting and re-started the operation in early October 2004 following several years on care and maintenance as a result of low metal prices. Commercial production started on January 1, 2005 and has continued to the present. Construction of the Phase 1 mill expansion was completed in February 2008. The ramp up to the rated processing capacity of 46,000 tons per day (“tpd”) has been ongoing since the completion of construction. The construction schedule of a Phase 2 expansion program, designed to increase concentrator from 46,000 tpd to 55,000 tpd, was completed in 2010, as well as installation of the in-pit crusher and conveyor.

On March 31, 2010, the Company entered into a Joint Venture agreement with Cariboo Copper Corporation to establish an unincorporated joint venture, under which the Company continues in its capacity as operator of the Gibraltar mine, under the terms of the Joint Venture Operating Agreement (note 4).

(b)	Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity gold-copper property, consisting of 196 mineral claims covering the mineral rights for approximately 85 square km in the Clinton Mining Division in south central British Columbia, Canada.

Taseko received the environmental assessment certificate from the British Columbia Provincial Ministry of Environment on January 14, 2010. Following hearings from March to May 2010 under the federal process, the Panel submitted their findings and the Federal Minister of Environment announced in November 2010 that the Prosperity mine project, as proposed, could not be granted Federal authorizations to proceed. The Company submitted a revised project description to the Federal Government in February 2011.

(c)	Harmony Gold Property

The Company acquired a 100% interest in the Harmony gold property in fiscal 2002. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project.

(d)	Aley Niobium Property

In June 2007, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company with a project in north-eastern British Columbia, Canada (“the Transaction”), for a total cash consideration to the acquired company’s shareholders of $1,500 as well as a share settlement to the value of $2,970 (consisting of 894,730 common shares).

In the above Transaction, the Company also purchased the residual net smelter royalties (“NSR”) from Teck Cominco Metals Limited (“Teck”) for a total cash consideration to Teck of $300 and the issuance of units with a value of $835 (consisting of 240,000 common shares and 120,000 warrants).

During the year, the Company completed an exploration program which comprised geological mapping and diamond drilling and is continuing to assess the potential development of the project.

(e)	Purchase of Oakmont Ventures Ltd.

On May 2, 2008, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company, Oakmont Ventures Ltd. (“Oakmont”), whose sole asset is

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

the 30% net profits interest in certain claims that are part of the Gibraltar mine property located adjacent to the Gibraltar east pit. The acquisition was completed through the issuance of 1,000,000 common shares of the Company at the value of $5,220. The acquisition was accounted for under the purchase method.

The Oakmont mineral property interests now form part of the Joint Venture (note 4).

10.	MINERAL PROPERTY INTERESTS, PLANT AND EQUIPMENT

	December 31, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Buildings and equipment	$2,872	$1,695	$1,177
Mine equipment	127,056	12,421	114,635
Plant and equipment	97,776	7,649	90,127
Vehicles	3,079	1,640	1,439
Computer equipment	2,543	2,445	98
Social assets	301	—	301
Deferred pre-stripping costs	39,401	6,650	32,751
Construction in progress	15,254	—	15,254
Assets under capital lease	26,589	706	25,883
Asset retirement costs	163	—	163

	$315,034	$33,206	$281,828

Other equipment and leasehold improvements	1,720	524	1,196
Total mineral property interests (note 9)			27,737

Mineral property interest, plant and equipment			$310,761

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

	December 31, 2009
		Accumulated	Net Book
	Cost	Amortization	Value

Buildings and equipment	$3,646	$2,807	$839
Mine equipment	90,632	11,265	79,367
Plant and equipment	104,000	6,824	97,176
Vehicles	2,744	1,593	1,151
Computer equipment	3,390	3,130	260
Social assets	402	—	402
Deferred pre-stripping costs	52,535	5,307	47,228
Construction in progress	60,616	—	60,616
Assets under capital lease	18,222	333	17,889
Asset retirement costs	62	—	62

	$336,248	$31,259	$304,989

Other equipment and leasehold improvements	423	207	216
Total mineral property interests (note 9)			32,631

Mineral property interest, plant and equipment			$337,836

11.	RELATED PARTY TRANSACTIONS AND BALANCES

	Twelve Months Ended December 31
Transactions	2010	2009	2008

Joint Venture — Management fee income (note 11(b))	$648	$—	$—
Hunter Dickinson Services Inc. (note 11(a)) — Services rendered to the Company and reimbursement of third party expenses	$2,958	$2,709	$8,934

Due to (from) related parties:	December 31, 2010	December 31, 2009

Joint Venture (Note 4)	$(1,764)	—
Hunter Dickinson Services Inc	$154	$13

(a)	Hunter Dickinson Services Inc. (“HDSI”)

HDSI is a private company which until recently was owned equally by eight public companies, one of which was Taseko. During the first quarter, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries. On July 2, 2010, the HDSI services agreement was modified and services are now provided based on annually set hourly rates. Transactions with HDSI are reflected in the Company’s statement of operations and comprehensive income (loss) and are measured at the exchange amount based on the agreement.

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(b)	Management Fee

Under the terms of the Joint Venture Operating Agreement, the Joint Venture pays a management fee to the Company for services rendered by the Company to the Joint Venture as operator of the Gibraltar mine. During the year ended December 31, 2010, the Company earned management fees of $648 net in relation to the Joint Venture.

12.	LOAN OBLIGATIONS

Future obligations under capital leases and equipment loans are as follows:

	Capital Lease	Equipment	Total Loan
As at December 31, 2010	Obligations(a)	Loans(b)	Obligations

2011	$6,452	$5,942	$12,394
2012	6,144	7,449	13,593
2013	4,941	3,916	8,857
2014	2,983	2,611	5,594
2015	2,361	—	2,361

Total payments	22,881	19,918	42,799
Less: interest portion	(2,568)	(1,898)	(4,466)

Present value of obligations	20,313	18,020	38,333
Current portion	(5,354)	(4,961)	(10,315)

Non-current portion	$14,959	$13,059	$28,018

	Capital Lease	Equipments	Total Loan
As at December 31, 2009	Obligations(a)	Loans(b)	Obligations

2010	$4,543	$2,701	$7,244
2011	4,266	2,701	6,967
2012	4,215	4,710	8,925
Thereafter until 2013	2,612	—	2,612

Total payments	15,636	10,112	25,748
Less: interest portion	(1,648)	(1,402)	(3,050)

Present value of obligations	13,988	8,710	22,698
Current portion	(3,750)	(2,032)	(5,782)

Non-current portion	$10,238	$6,678	$16,916

(a)	Capital Lease Obligations

Included in mineral property interests, plant and equipment are mining equipment that the Company acquired pursuant to capital lease agreements.

Capital lease obligations as detailed above are secured by plant and equipment and are repayable in monthly installments with fixed interest rates. The capital lease obligations bear fixed interest rates ranging from 5.93% to 8.80% per annum.

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(b)	Equipment Loans

The Company has entered into various equipment loan agreements ranging from three to five years. These loans are secured by the underlying equipment at the Gibraltar mine. The loans are repayable in monthly installments and bear fixed interest rates ranging from 5.349% to 8.63%.

13.	RESTRICTED CASH

During 2009, the Company had pledged $3,153 (US$3,000) as cash collateral in favour of Credit Suisse to obtain a waiver on a certain clause in the term facility agreement with Credit Suisse. During the first quarter of 2010, these funds were released from restriction due to the prepayment of the term facility (note 14).

14.	CREDIT FACILITY

In February 2009, the Company entered into and drew upon a US$30,000 36-month term facility agreement (the “Facility”) with Credit Suisse. In September 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc (“Investec”) amended the Facility to increase the existing Facility by an additional US$20,000 and the Company drew an additional US$20,000. Under the amended facility agreement, the US$50,000 Facility was repayable commencing April 2010 and every second month thereafter in equal installments until February 2012. The Facility bore interest at LIBOR plus 5 percent.

During the year, the Company repaid the Facility. A loss of $834 was recorded in the Company’s net earnings (loss) as a result of the early pre-payment of the Facility.

15.	DERIVATIVE FINANCIAL INSTRUMENTS

Consistent with the Company’s strategy to manage its operating margins effectively in volatile copper markets, the Company entered into the following producer put option contracts.

The Company purchased a series of put options for 15,600 metric tonnes of copper for the period January to June, 2011 at a strike price of US $3.00 per pound, with a premium per option ranging between $0.1994 and $0.2114.

		Premium per	Purchased Metric
	Strike Price	Contract	Tonnes (mt) of
Contract Period	US$/lb	US$	Copper

January to June 2011	$3.00	$5,275	12,000
January to June 2011	$3.00	$1,678	3,600

The strike price sets the gross minimum price that the Company seeks to realise for its copper production. These put options are only exercised if the spot price declines below the set put strike price. The Company participates in the full upside price increases and is protected from price decreases.

For accounting purposes, the Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting date with all changes in fair value included in the net earnings (loss) in the period in which they arise. During the year ended December 31, 2010, the Company recorded a mark-to-market net gain of $3,575 (2009 — $11,330 loss) on contracts that settled during the year. The Company recorded an unrealized loss of $6,898 (2009 — $15,775) on the mark-to-market of outstanding contracts at fiscal year-end.

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The fair value of contracts and amount payable to settle the derivative liability at December 31, 2010 is as follows:

				Fair Value
	Strike Price	Notional Quantity		(Liability)/Asset
Option	US$/lb	mt of Copper	Due Date	US$

Call option(1)	$3.95	2,250	Dec 31, 2010	$(662)
Put option	$3.00	15,600	Jun 30, 2011	$436
Total Fair Value of Contracts (in US)				$(226)
Total Fair Value of Contracts (in CAD)				$(225)

(1)	Amount payable for December 2010 settlement of call option, which settled in January, 2011.

16.	ROYALTY OBLIGATIONS

	December 31,	December 31,
	2010	2009

Royalty Agreement — Red Mile No. 2 LP	$58,893	$62,318
Gibraltar Royalty LP	—	6,511

Total royalty obligations	$58,893	$68,829

(a)	Royalty Agreement — Red Mile No. 2 LP (promissory note and royalty obligation)

In September 2004, the Company entered into agreements with an unrelated investment partnership, Red Mile Resources No. 2 Limited Partnership (“Red Mile”). Gibraltar sold to Red Mile a royalty for $67,357 cash. These funds were invested in a promissory note with a trust company and the Company pledged the promissory note along with interest earned and to be earned thereon for a total of $70,200 to secure its royalty obligations under the agreements.

At December 31, 2010, the promissory note amounted to $77,807 (2009 — $78,097).

Pursuant to the agreements, the Company received an aggregate of $10,500 in fees and interest for services performed in relation to the Red Mile transaction, of which $5,250 was received in each of September and December of 2004, and included in interest and other income. The amount of $5,250 received in September 2004 included $1,750 for indemnifying an affiliate of Red Mile from any claims relating to a breach by Gibraltar under the royalty agreement. The funds received in respect of the indemnification are presented as deferred revenue, and are recognized over the expected remaining life of the royalty agreement, with $656 (2009 — $831) remaining as deferred as at December 31, 2010, of which $175 (2009 — $175) is classified as current.

Annual royalties are payable by Gibraltar to Red Mile at rates ranging from $0.01 per pound to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to the latter of (i) December 2014 and (ii) five years after the end of commercial production from the mine. For the year ended December 31, 2010, Gibraltar owes a royalty to Red Mile in the amount of $7,248 (2009 — $4,697) at an average rate of $0.08007 (2009 — $0.0686) per pound of copper produced. Gibraltar is entitled to have released to it funds held under the promissory note and interest thereon to fund its royalty obligations to the extent of its royalty payment obligations.

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The Company has a pre-emptive option to effectively purchase (“call”) the royalty interest by acquiring the Red Mile partnership units in consideration of a payment which is (i) approximately equal to the funds received by the Company less royalty payments to date, or (ii) fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell (“put”) their Red Mile partnership units to the Company at fair value; however, such right is subject to the Company’s pre-emptive right to exercise the “call” in advance of any “put” being exercised and completed.

The Company has granted to Red Mile a net profits interest (“NPI”), which survives any “put” or “call” of the Red Mile units. The NPI is applicable for the years 2011 to 2014 and is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based upon an exchange rate of US$0.75 for Cdn$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures. No NPI was payable at December 31, 2010 and 2009.

In accordance with AcG15, the Company has determined that the royalty agreement created certain variable interest entities for which the Company holds a variable interest. However, as the Company is not the primary beneficiary under the agreement, it is not required to consolidate any of such entities.

(b)	Gibraltar Royalty LP

During 2009, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership (“GRLP”) whereby Gibraltar sold to GRLP a production royalty for $6,511 cash.

Annual royalties were payable by Gibraltar to GRLP at rates ranging from $0.003 per pound to $0.004 per pound of copper produced during the period from September 1, 2009 to December 31, 2030 (the “Royalty Period”). For the twelve months ended December 31, 2010, Gibraltar paid $65 to GRLP. The royalty payments were recognized as an expense during the period.

The Company classified the principal balance of royalty obligation as a current financial liability to be settled in a future period. The Company had a pre-emptive option to repurchase (“call”) the royalty obligation by acquiring the GRLP partnership units during the period from March 1, 2010 to December 31, 2012 in consideration of a payment equal to the funds received by the Company plus a 20% premium payable in the Company’s shares or cash. GRLP also had a right to sell (“put”) its GRLP partnership units to the Company at fair value during the period from April 1, 2012 to December 31, 2012. However, this “put” right was subject to the Company’s pre-emptive right to exercise the “call” in advance of any “put” being exercised and completed.

On March 24, 2010, the Company exercised its “call” option through the issuance of 1,556,355 shares of the Company. The 1,556,355 shares were recorded at $7,813 in the Company’s accounts to settle the carrying value of royalty obligation in the amount of $6,511. A premium of $1,302 was recorded in the Company’s statement of operations as a result of the exercise of the call option. Consequently, at December 31, 2010, no amounts were owed to GRLP (December 31, 2009 — $6,511).

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

17.	RECLAMATION OBLIGATION AND RECLAMATION DEPOSITS

The continuity of the provision for site closure and reclamation costs related to the Gibraltar mine is as follows:

Balance, September 30, 2007	$17,441
Changes during fiscal, 2008:
Reclamation incurred	(183)
Accretion expense	1,451
Additional site closure and reclamation obligation recognized	366
Reduction in the present value of reclamation obligation due to a revision in mine life	(8,709)

Balance, December 31, 2008	$10,366
Changes during fiscal 2009:
Reclamation incurred	(1,590)
Accretion expense	968
Additional site closure and reclamation obligation recognized	63

Balance, December 31, 2009	$9,807
Changes during fiscal 2010:
Reclamation incurred	(91)
Accretion expense	860
Additional site closure and reclamation obligation recognized	195
Less: JV 25% portion of the March 31/10 total reclamation obligation	(2,593)

Balance, December 31, 2010	$8,178

During the 15 months ended December 31, 2008, the value of the underlying site closure and reclamation obligation was revised to reflect an increase in the life of the Gibraltar mine. This change resulted in a revision to the timing of undiscounted cash flows associated with the carrying amount of the liability and a reduction in the present value of the site closure and reclamation obligation.

The impact of these changes in estimates were:

•	an increase to asset retirement costs included in mineral property interests, plant and equipment and corresponding increase to reclamation obligation as at December 31, 2008 of $366

•	a decrease as at December 31, 2008 of $1,426 in asset retirement costs included in mineral property interests, plant and equipment

•	a decrease as at December 31, 2008 of $8,709 in the present value of the reclamation obligation due to an extension in the mine life

•	a gain for the 15 months ended December 31, 2008 of $6,917

The new estimated total amount of the reclamation costs, adjusted for estimated inflation at 2.5% per year, in 2032 dollars, as at December 31, 2010 was $91,000 (2009 — $90,300) and is expected to be spent over a period of approximately three years beginning in 2032. The credit-adjusted risk free rates at which the estimated future cash flows have been discounted are 7.1% to 10%, which results in the net present value of the obligation for the Company as at December 31, 2010 of $8,178

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(2009 — $9,807). The accretion for the year ended December 31, 2010 of $860 (2009 — $968) is charged to the statement of operations.

As required by regulatory authorities, at December 31, 2010, the Company had reclamation deposits totaling $23,266 (2009 — $29,421) comprised of $22,977 (2009 — $29,132) for the Gibraltar mine, $75 (2009 — $75) for the Prosperity project, $175 (2009 — $175) for the Harmony project and $39 (2009 — $39) for the Aley project. These deposits are invested in government bonds and treasury bills and bear interest at rates ranging from 1.5% to 4.7% per annum. In addition, the Company has issued an irrevocable standby letter of credit for $10,000 in favour of the Province of British Columbia for the Gibraltar mine.

18.	TAX AND INTEREST RECOVERIES

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rates (2010 — 28.5%, 2009 — 30.0%, 2008 — 31.4%) for the following reasons:

	2010	2009	2008

Earnings (loss) before income taxes	$195,382	$11,255	$(2,087)
Expected tax expense based on statutory rates	55,684	3,376	(657)
Permanent differences	(20,387)	1,141	6,790
Mineral tax	14,293	981	606
Future tax rate differences	(3,637)	(3,674)	1,215
Recognition of previously unrecognized tax assets	—	—	(13,613)
Other	831	(1,130)	62

Tax expense (recovery) for the year	$46,784	$694	$(5,597)

Presented as:
Current income tax expense (recovery)	$4,106	$669	$(2,151)
Future income tax expense (recovery)	42,678	25	(3,446)

	$46,784	$694	$(5,597)

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

As at December 31, 2010 and December 31, 2009, the estimated tax effect of the significant components within the Company’s future tax assets were as follows:

	2010	2009

Loss carry forwards	$89	$8,985
Royalty obligation	12,911	16,343
BC mining taxes	—	1,952
Copper hedge and other tax pools	651	6,210

Future income tax assets	13,651	33,490
Partnership deferral	—	(5,820)
Reclamation obligation	(3,760)	(4,800)
Plant and equipment	(46,662)	(20,323)
BC Mining taxes	(9,531)	—
Mineral properties and deferred stripping	(13,973)	(19,436)
Unrealized foreign exchange gain	(43)	(751)
Unrealized gain recorded in comprehensive income	(893)	(654)

Net future income tax liability	$(61,211)	$(18,294)

Current portion — future income tax liability	$(1,008)	$(1,979)
Long term future income tax liability	(60,203)	(16,315)

Net future income tax liability	$(61,211)	$(18,294)

At December 31, 2010 the Company’s tax attributes included capital losses totaling $Nil (2009 — $3,525) which are available indefinitely to offset future taxable capital gains, and resource tax pools totaling approximately $2,910 (2009 — $2,022) which are available indefinitely to offset future taxable income. The Company also has non-capital losses of $319 (2009 — $40,981) to offset future taxable income which expire in 2028 and 2029 respectively.

The Company has accrued a long-term tax provision of $2,500 (2009 — $32,299) related to various tax pools.

During the year ended December 31, 2010, provisions for certain long term income tax liabilities and associated interest relating to historical tax estimates for the 2004 fiscal year for one of the Company’s subsidiaries were reversed. Management believes the probability of these provisions being paid would be unlikely. Consequently, the Company recognized a reversal of income tax in the amount of $22,523 (2009 — $nil) and interest in the amount of $8,098 (2009 — $nil).

19.	CONVERTIBLE DEBT

(a)	Convertible Bonds

On August 29, 2006 the Company issued US$30,000 of five-year convertible bonds due in 2011 (the “Bonds”) to qualified institutional buyers (the “Bondholders”). The Bonds were convertible into the Company’s common shares. The Bonds constituted direct, unsubordinated, unsecured, general and unconditional obligations of the Company. The Bonds were issued at 100% and, if not converted, could be redeemed at maturity at 101%. The Bonds carried coupon interest rates of 7.125% per annum. The Bonds also had a “put” right in August 2009 to be redeemed at 100.6%.

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

During 2009, the Company repurchased US$20,000 of the Bonds from its Bondholders for the purpose of cancellation. The remaining Bondholders exercised the “put” right on the remaining US$10,000 in August 2009. The Company allocated the consideration paid on the extinguishment of the bonds to the liability and equity elements of the security based on their relative fair values at the date of the transaction. A gain of $1,630 which was attributed to the liability portion was recorded in the Company’s statement of operations as a result of the convertible bond redemptions. A gain of $2,169 which was attributed to the equity portion was recorded in contributed surplus as a result of the convertible bond redemptions.

(b)	Convertible Debenture

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17,000 interest-free debenture (the “Debenture”) to NVI Mining Ltd. (“NVI”), formerly Boliden Westmin (Canada) Limited. The Debenture was due on July 21, 2009 and was convertible into common shares of the Company over a 10-year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter. NVI had the right to convert, in part or in whole from time to time, the Debenture into fully paid common shares of the Company from year one to year ten.

On April 2, 2008, NVI issued a notice to the Company to convert the principal amount of the Debenture of $17,000 at an effective conversion rate of $5.14 per common share, which would have resulted in 3,307,393 common shares of the Company being issued to NVI. The Company issued 2,612,971 common shares to NVI and a cash payment of $3,569 in lieu of issuing the remaining 694,422 common shares as full and final settlement to NVI. The 2,612,971 shares were recorded at $21,318 in the Company’s accounts to settle the carrying value of the liability and equity portion of the Debenture as at April 2, 2008.

20.	SHARE CAPITAL

(a)	Authorized

Authorized share capital of the Company consists of an unlimited number of common shares without par value.

(b)	Equity Issued

Fiscal year ending December 31, 2010

During the year, the Company obtained a receipt in respect of the final short-form base shelf prospectus from regulatory authorities. The shelf registration will, subject to securities regulatory requirements, allow the Company to make offerings of common shares, warrants, subscription receipts, debt securities, or any combination of such securities up to an aggregate offering price of $300,000 during the 25-month period that the final short-form base shelf prospectus, including any amendments thereto, remains effective.

The Company also entered into an At the Market Issuance Agreement, with a third party, under which the Company may, at its discretion, from time to time sell up to a maximum of 18.6 million of its common shares through “at-the-market” (“ATM”) issuance. The third party will act as sales agent for any sales made under the ATM. The common shares will be sold at market prices prevailing at the time of a sale. The Company is not required to sell any of the reserved shares at any time during the term of the ATM, which extends until November 1, 2012, and there are no fees for having established

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

the arrangement. The ATM Issuance Agreement does not prohibit the Company from conducting other financings.

Subsequent to year-end the Company issued 1 million common shares under the ATM agreement for gross proceeds of approximately $6,104.

Fiscal year ending December 31, 2009

In 2009, the Company completed a “bought deal” for 15,862,069 common shares at a price of $1.45 per common share, resulting in aggregate gross proceeds to the Company of $23,000.

The Company also completed a private placement financing of 3,628,015 shares at $1.45 per common share for gross proceeds of $5,261.

The Company incurred $1,444 in financing fees related to the issuance, for net proceeds of $26,817.

During 2009, 9,085,715 warrants issued in December 2008 were exercised for total proceeds of $7,723.

Fiscal period ending December 31, 2008

In December 2008, the Company completed a private placement financing of 8,571,429 units with each unit consisting of one common share and one warrant, at the issue price of $0.70 per unit for gross proceeds of $6,000. Each warrant entitled the holder to purchase one common share of the Company (a “Warrant Share”) for a period of 24 months at the exercise price of $0.85 per Warrant Share in the first 12 months and $0.95 per Warrant Share in the second 12 months, subject to an acceleration of the expiry date to 30 days in the event the Company’s common shares trade at a price of $1.50 or higher for a period of 10 trading days.

(c)	Share purchase option plan

The Company has a share purchase option compensation plan (the “Plan”) approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers and consultants. The Plan is based on a maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the Plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Options may have a term of up to ten years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

death. Vesting of options is at the discretion of the Board at the time the options are granted. The continuity of share purchase options is as follows:

The following table summarizes information about share purchase options outstanding at December 31, 2010:

	2010		2009		2008
	Number	Average	Number	Average	Number	Average
	of Shares	Price	of Shares	Price	of Shares	Price

Opening balance	10,384,635	1.40	7,817,718	1.33	5,707,334	$2.60
Granted during the year	3,708,500	4.63	3,983,500	1.50	8,472,050	2.19
Exercised during the year	(2,791,834)	1.37	(1,161,749)	1.20	(270,100)	2.48
Expired/cancelled during year	(187,500)	1.62	(254,834)	2.14	(6,091,566)	3.67

Closing balance	11,113,801	$2.47	10,384,635	$1.40	7,817,718	$1.33
Average contractual remaining life (years)	2.68		3.17		3.47

Range of exercise prices		$1.00 - $5.39		$1.00 - $4.50		$1.00 -$5.45

	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	Outstanding at	Average	Average	Exercisable at	Average
	December 31	Remaining	Exercise	December 31	Exercise
Range of Exercise Prices	2010	Contractual Life	Price	2010	Price

$1.00 to $1.15	5,205,634	2.61 years	$1.06	4,480,636	$1.04
$1.71 to $2.18	1,732,167	2.82 years	$1.79	1,186,333	$1.82
$2.63 to $3.07	205,000	0.97 years	$2.98	205,000	$2.98
$4.03 to $4.49	2,090,000	3.98 years	$4.34	756,665	$4.41
$4.50 to $5.39	1,881,000	2.82 years	$4.78	832,999	$4.74

	11,113,801	2.90 years	$2.47	7,461,633	$1.97

The following table summarizes information about share purchase options outstanding at December 31, 2009:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	Outstanding at	Average	Average	Exercisable at	Average
	December 31	Remaining	Exercise	December 31	Exercise
Range of Exercise Prices	2009	Contractual Life	Price	2009	Price

$1.00 to $1.15	7,711,801	3.11 years	$1.06	5,937,535	$1.08
$1.71 to $2.18	1,979,834	3.68 years	$2.17	874,169	$1.91
$2.63 to $3.07	240,000	1.71 years	$3.00	240,000	$3.00
$4.03 to $4.09	225,000	3.53 years	$4.11	125,000	$4.08
$4.50	228,000	1.74 years	$4.50	228,000	$4.50

	10,384,635	3.17 years	$1.39	7,404,704	$1.40

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The fair value of the options that vested during the year is $10,409. The following are the weighted average assumptions used to estimate the fair value of options during the periods ended:

	2010	2009	2008

Risk-free interest rate	2.37%	1.9%	2.4%
Expected life	4.37 years	3.17 years	3.52 years
Volatility	78%	74%	65%
Expected dividends	nil	nil	nil

d)	Share purchase warrants

The continuity of share purchase warrants during the year ended December 31, 2009 is as follows:

		Outstanding				Outstanding
	Exercise	December 31,				December 31
Expiry Dates	Price	2008	Issued	Exercised	Expired	2009

December 17, 2010	$0.85	9,085,715	—	9,085,715	—	—

The continuity of share purchase warrants during the period ended December 31, 2008 is as follows:

		Outstanding				Outstanding
	Exercise	September 30				December 31
Expiry Dates	Price	2007	Issued	Exercised	Expired	2008

December 17, 2010	$0.85	—	9,085,715	—	—	9,085,715

February 22, 2008	$3.48	120,000	—	—	120,000	—

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

e)	Earnings per share

The following table sets forth the computation of diluted earnings per share:

	2010	2009	2008

Earnings available to common shareholders	$148,598	$10,561	$3,510
Effect of assumed conversions:
Royalty payments to GRLP (note 16(b))	65	130	—
Tax effect on interest on convertible bonds	—	(45)	—

Earnings available to common shareholders including assumed conversions:	148,663	10,646	3,510
Basic weighted-average number of shares outstanding (in 000’s)	186,103	173,170	142,062
Effect of dilutive securities (in 000’s):
Stock options	10,626	3,244	5,142
Warrants	—	—	7,060
Potential shares issued in settlement of GRLP Royalty	—	1,757	—
Tracking preferred shares	6,277	2,664	2,664
Diluted weighted-average number of shares outstanding (in 000’s)	203,006	180,835	156,928
Earnings per share
Basic	$0.80	$0.06	$0.02
Diluted	$0.73	$0.06	$0.02

The following table lists the stock options and shares issuable under convertible debentures excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive for the periods presented (in thousands):

	2010	2009	2008

Stock options	488	7,141	2,626
Shares issuable under convertible bonds	—	—	8,956

21.	COMMITMENTS

(a)	Treatment and refining agreement

The Company has an agreement with MRI Trading AG, a Swiss-based metal trading company, for the treatment and refining of certain copper concentrate from the Gibraltar mine. Under the terms of the agreement, the Company has secured long-term and fixed rates for processing copper concentrate until December 31, 2014. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.

(b)	Off-Take Agreement

As part of the JVFA, the Company entered into an off-take agreement with Cariboo for the treatment and refining of certain of copper concentrate from the Gibraltar mine. Under the terms of the off-take agreement, the Company has secured long-term and fixed rates for processing copper

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

concentrate. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year

(c)	Franco-Nevada Gold Stream Transaction

In May 2010, the Company entered into a gold production stream transaction with Franco-Nevada Corporation (“Franco-Nevada”) under which Franco-Nevada purchased a gold stream covering 22% of the life-of-mine gold to be produced by the Company from its proposed Prosperity gold and copper mine. Commencing with the construction of the Prosperity mine, the Company is to receive from Franco-Nevada funding in staged deposits totaling US$350,000 (the “Deposit”). Upon delivery of gold to Franco-Nevada once the Prosperity mine is in production, fixed price payments are to be made to the Company equal to the lesser of US$400 per ounce and the spot price at the time of sale (subject to certain adjustments).

Under the terms of the agreements with Franco-Nevada, the unpaid amount of the Deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the difference between the spot price of gold and the US$400 per ounce fixed price, multiplied by the total ounces of gold delivered to Franco-Nevada. If, at the end of the initial 40 — year term of the arrangement, the Deposit has not been reduced to nil, the Company is to refund the outstanding portion of the Deposit to Franco-Nevada.

22.	SUPPLEMENTARY CASH FLOW DISCLOSURES

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company’s non-cash operating, financing and investing activities were as follows:

	December 31	December 31	December 31
	2010	2009	2008

Acquisition of assets under capital lease	$12,923	$765	$17,484
Conversion of convertible debenture (note 14(b))	—	—	21,318
Decrease in asset retirement costs included in mineral properties, plant and equipment (note 15)	—	—	1,426
Shares and units issued for the purchase of mineral property interests (note 9 (e) & (f))	—	—	5,220
Shares issued for finders fee	—	—	360
Shares issued for the purchase of royalty interest (note 16(b))	7,813	—	—
Shares issued for donation	928	—	—
Fair value of stock options transferred to share capital from contributed surplus on exercise of options	2,599	2,108	514
Supplemental cash flow information
Cash paid during the year for
Interest	$2,696	$4,461	$2,844
Taxes	$1,911	$98	$315

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Taseko prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). Had the Company followed US GAAP, certain items on the consolidated statements of operations and comprehensive income (loss) and balance sheets would have been reported as follows:

	Year Ended	Year Ended	15 Months Ended
Consolidated Statements of Operations and Comprehensive	December 31	December 31	December 31
Income (Loss)	2010	2009	2008

Earnings for the period under Canadian GAAP	$148,598	$10,561	$3,510
Adjustments under US GAAP
Interest accretion on convertible debt(a)	—	(898)	2,938
Amortization of deferred financing costs(a)	—	(312)	(580)
Foreign exchange gain (loss) on convertible debt(a)	—	2,977	(363)
Reduction of gain on convertible bond repurchase(a)	—	(3,707)	—
Adjustment to gain recognized on Joint Venture(b)	285,342	—	—
Adjustment to future income taxes related to gain(b)	(71,336)	—	—
Additional depreciation and depletion(b)	(6,006)	—	—
Tax effect of additional depreciation(b)	1,502	—	—

Earnings for the period under US GAAP	$358,100	$8,621	$5,505
Other comprehensive income (loss) under Canadian and US GAAP — no differences	$1,673	$11,256	$(9,018)

Total comprehensive income (loss) under US GAAP	$359,773	$19,877	$(3,513)

Earnings per share
Earnings per share for the period under US GAAP	$1.92	$0.05	$0.04
Diluted earnings per share for the period under US GAAP	$1.76	$0.05	$0.04

Weighted average number of common shares outstanding (in thousands)
Basic	186,103	173,170	142,062
Diluted	203,006	180,835	156,928

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

	As at	As at
	December 31	December 31
Consolidated Balance Sheets	2010	2009

Total assets under Canadian GAAP	$687,612	$535,095
Adjustments under US GAAP
Fair value adjustment to mineral property interests, plant and equipment, net of depreciation(b)	279,336	—

Total assets under US GAAP	$966,948	$535,095

Total liabilities under Canadian GAAP	$217,661	$238,402
Adjustments under US GAAP
Additional future income tax liabilities recognized(b)	69,834	—

Total liabilities under US GAAP	$287,495	$238,402

Total shareholders’ equity under Canadian GAAP	$469,951	$296,693
Adjustments under US GAAP
Fair value adjustment to mineral property interests, plant and equipment, net of depreciation and income taxes	209,502	—

Total shareholders’ equity under US GAAP	$679,453	$296,693

There are no material differences between Canadian GAAP and US GAAP to total operating, investing or financing cash flows in the consolidated statements of cash flows.

(a)	Convertible debt

Pursuant to Canadian GAAP, the convertible instruments disclosed in note 19 of the consolidated financial statements required the bifurcation of its equity and debt components whereas under US GAAP, there was no requirement to bifurcate the instrument. Therefore, under US GAAP, all of the value was attributed to the debt component.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible instrument to the face value of the convertible instrument over the life of the instrument was charged to operations. Under US GAAP, no such accretion was required.

Under US GAAP, effective on January 1, 2009 (“Effective Date”), a convertible instrument’s underlying unit (“conversion feature”) is not considered to be indexed to the Company’s own shares if it is denominated in a currency other than the Company’s functional currency. If the conversion feature is considered not to be indexed to the Company’s shares, it must be separated from the host contract and accounted for as a derivative instrument under the new guidance.

Since the US$30,000 Convertible Bond’s (the “Bonds”) (note 19(a)) conversion share price was stated in US dollars and the Company’s functional currency is the Canadian dollar, the Company separated and accounted for the conversion feature as a separate derivative instrument to comply with the new guidance.

As a result, the Company has determined the value of the derivative liability related to the conversion feature and the revised value of the debt under US GAAP as at the Effective Date. The guidance requires retrospective application without restatement. Therefore, a cumulative adjustment has been recorded to opening deficit to reflect the impact of the adoption of this guidance on prior

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

period earnings. The amounts recognized in the consolidated balance sheet under US GAAP are determined based on the amounts that would have been recognized if the guidance had been applied from August 29, 2006, the original issuance date of the Bonds (“Issuance Date”).

Accordingly, the following cumulative adjustments were recorded as at the Effective Date for US GAAP purposes:

•	the fair value of the conversion feature in the amount of $21 was bifurcated from the Bonds and reflected as a derivative liability;

•	a net $1,649 decrease to the Bonds to reflect the reduced carrying value of the Bonds under US GAAP; and

•	a cumulative adjustment to reduce opening deficit by $1,628.

During the year ended December 31, 2009, all of the Bonds were repurchased or redeemed. Under Canadian GAAP, the Company allocated the consideration paid on the extinguishment of the Bonds to the liability and equity elements of the security based on their relative fair values at the date of the transaction. A gain of $1,630 which was attributed to the liability portion was recorded in the Company’s statement of operations in 2009 as a result of the convertible bond redemptions. A gain of $2,169 which was attributed to the equity portion was recorded in contributed surplus in 2009 as a result of the convertible bond redemptions.

For US GAAP purposes in 2009, the Company reversed $3,707 of the total gain on settlement of the Bonds and the derivative liability related to the conversion feature. In addition, the Company recognized a foreign exchange gain of $2,977 on the repurchase of the Bonds under US GAAP.

In 2009, accretion expense of $1,260 (2008 — $2,938) and interest expense of $1,490 (2008 -$nil) was recorded under Canadian GAAP has been reversed for US GAAP purposes. This reversal was offset by the additional $3,648 (2008 -$nil) in accretion expense recognized during the year under US GAAP resulting in a net adjustment to interest accretion on convertible debt of $898 (2008 -$2,938).

Under US GAAP, deferred financing costs are separately disclosed as an asset, whereas under Canadian GAAP, effective October 1, 2006, such costs are netted against the associated debt. Accordingly, amortization of deferred financing costs of $312 in 2009 was recorded for the year under US GAAP (2008 — $580).

(b)	Gibraltar Joint Venture

During the year, the Company entered into a joint venture over the Gibraltar mine as disclosed in note 4 to the consolidated financial statements. Under US GAAP, the disposition of the controlling financial interest in the group of assets that comprises the net assets contributed to the joint venture are accounted for as a disposition at fair value in accordance with ASU 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification. Under this guidance, the Company’s gain on disposition of its controlling financial interest is calculated as the difference between the fair value of the consideration received, including the fair value of the retained non-controlling 75% interest in the Gibraltar Joint Venture, and the carrying value of the net interest deemed to have been disposed on March 31, 2010. Accordingly, under US GAAP the full gain of $380,456 has been recognized on contribution to the Joint Venture resulting in a net increase of $285,342 to the gain recognized under Canadian GAAP of $95,114. The Company has recorded additional income taxes of $71,336 under US GAAP relating to the additional gain recognized under US

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

GAAP. The allocation of the fair value resulted in an adjustment to the Company’s 75% interest in mineral property interests, plant and equipment of $285,342 as at March 31, 2010.

Summarized information in respect of the Company’s 75% interest in the Joint Venture that has been proportionately consolidated by the Company is included in note 4 to the consolidated financial statements as at December 31, 2010 and year then ended, except that:

(i) the carrying value of the mineral property interest and total assets is increased by $279,336;

(ii) additional depreciation and depletion under US GAAP relating to the Company’s 75% interest in the Joint Venture’s mineral property interests, plant and equipment for the year ended December 31, 2010 is $6,006 offset by $1,502 in income tax recovery; and

(iii) included in the Company’s statement of operations under US GAAP for the year ended December 31, 2010 are the Company’s 75% interest in the Joint Venture’s gross profit, net income and total comprehensive income of $85,312, $80,445 and $80,406 respectively.

There are no material differences between Canadian GAAP and US GAAP in respect of the Company’s 75% interest in the Joint Venture’s cash flows from operating activities, investing activities and financing activities.

(c)	Current assets

Balance Sheets

For Canadian GAAP purposes, the Company combines all accounts receivables on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of current assets based on their nature and materiality. The information with respect to receivables as required by US GAAP at December 31, 2010 and December 31, 2009 is as follows:

	December 31,	December 31,
	2010	2009

Trade receivables	$17,519	$10,802
GST/HST receivables	2,305	1,377
Other receivables	330	326

Total accounts receivable	$20,154	$12,505

Statements of Cash Flows

Cash flows from receivables are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	2010	2009	2008

Decrease (increase) in trade receivables	$(6,716)	$(10,802)	$6,909
Decrease (increase) in GST/HST receivable	(928)	(218)	2,207
Decrease (increase) in other receivables	(5)	3,121	(1,701)

Total decrease (increase) in accounts receivable	$(7,649)	$(7,899)	$7,415

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

(d)	Current Liabilities

Balance Sheets

For Canadian GAAP purposes, the Company combines accounts payable and accrued liabilities on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality. The information with respect to current payables and accrued current liabilities as required by US GAAP at December 31, 2010 and December 31, 2009 is as follows:

	December 31,	December 31,
	2010	2009

Trade payables	$10,151	$5,008
Accrued liabilities	9,869	7,685
Payroll liabilities	2,819	2,034
Other payables	144	94

Total accounts payable and accrued liabilities	$22,983	$14,821

Statements of Cash Flows

Cash flows from accounts payables and accrued liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	2010	2009	2008

Increase (decrease) in concentrate payable	$—	$(18,260)	$18,260
Increase (decrease) in trade payables	5,142	(10,420)	2,973
Increase (decrease) in accrued liabilities	2,184	(8,328)	(931)
Increase (decrease) in payroll liabilities	785	(1,262)	2,264
Increase (decrease) in other payables	51	54	37

Total increase (decrease) in accounts payable and accrued liabilities	$8,162	$(38,216)	$22,603

(e)	Shareholders’ Equity

Regulation S-X, Rule 5-02 requires various details related to common shares be disclosed on the face of the balance sheet. This includes the title of issue and number of shares authorized, the par value of authorized shares, and the number of shares issued or outstanding. For Canadian GAAP purposes, the title of issue and number of shares authorized are disclosed in note 20 of the consolidated financial statements for the year ended December 31, 2010. The number of shares outstanding is reported in the consolidated statement of shareholders’ equity.

(f)	Significant Risks and Uncertainties

US GAAP requires the disclosure of concentrations of labour subject to collective bargaining agreements (“CBA”). All hourly employees at the Gibraltar Mine are members of the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW-Canada), Local 3018 who are covered by a CBA and account for 77% of Gibraltar employees. On June 1, 2007, a new

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

five-year collective agreement was ratified, replacing the previous three-year deal which expired May 31, 2008. In total, 73% of Taseko’s employees are subject to the CBA.

(g)	Accounting for Uncertain Tax Positions and Reconciliations of Unrecognized Tax Benefits:

FASB ASC topic 740, Income Taxes (ASC 740) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of ASC 740, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit.

The Company has evaluated all uncertain tax positions and has determined that the unrecognized tax benefits at December 31, 2010 were $2,500 (2009 — $32,299). These unrecognized tax benefits, if recognized, would affect the Company’s effective tax rate. The Company recognizes potential interest and penalties related to income tax matters as part of income taxes payable. As at December 31, 2010, the Company has accrued $7,540 (2009 — $8,137) for interest and penalties. Tax years ranging from 2006 to 2010 remain subject to examination in Canada.

Reconciliation of unrecognized tax benefit

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009

Unrecognized tax benefits, opening balance	$32,299	$30,685
Reclassifications within tax provision:
Gross increases (decreases) — tax positions in prior period	158	(167)
Gross increases — tax positions in current period	264	1,781
Amounts derecognized during period	(30,221)	—

Unrecognized tax benefits, ending balance	$2,500	$32,299

(h)	Share Purchase Option Plan

The Company has a share purchase option compensation plan (the “Plan”) as described in note 20(c) to the consolidated financial statements for the year ended December 31, 2010.

Additional disclosures in respect of the aggregate intrinsic value of options required under US GAAP are as follows:

	December 31,	December 31,	December 31,
Aggregate Intrinsic Value as at	2010	2009	2008

Closing balance of options outstanding at period end	$30,326	$31,774	$—
Options exercisable at period end	$24,085	$17,818	$—

The weighted average remaining contractual term of options exercisable at December 31, 2010 is 2.67 years (2009 — 2.71 years, 2008 — 2.88 years).

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

The weighted average grant date fair value of options granted during the year was $4.63 per option (2009 — $0.75, 2008 — $1.11). The total intrinsic value of options exercised during the year was $10,442 (2009 — $2,438, 2008 — $670).

i)	Unrecognized Stock Compensation

As of December 31, 2010, there was $2,013 of unrecognized compensation cost, net of estimated forfeitures, related to unvested share-based compensation arrangements. The cost is expected to be recognized over a weighted average period of approximately 1.04 years.

ii)	Stock Option Modification

On December 10, 2008, the Company granted 5,460,050 options to its employees, management, and service providers with an exercise price of $1.00, vesting over 3 years from the grant date and expiring over 3 to 5 years from the grant date. On December 11, 2008, the Company issued letters to directors, employees, and service providers requesting the cancellation of 5,902,500 stock options effective December 19, 2008. The options were cancelled to make room in the stock option plan for the annual grant for the directors of the Company.

The issuance and subsequent cancellation of stock options in December 2008 was treated as a modification for accounting purposes under both Canadian and US GAAP. This treatment resulted in the recognition of only the incremental fair value of the new grant over the fair value of the existing options at the date of cancellation in the amount of $462 during the year ended December 31, 2008. Further, the remaining grant-date fair value relating to the cancelled options in the amount of $893 continued to be recognized over the original vesting period during the year ended December 31, 2009.

(i)	Recently Adopted US GAAP Accounting Pronouncements

(i)	Measuring Fair Value of Liabilities

In August 2009, FASB issued a new standard related to measuring fair values of liabilities, which is effective prospectively in the Company’s 2010 fiscal year. The new standard requires that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. It provides further clarification that the fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk.

The adoption of the new standard did not have a material effect on the Company’s consolidated results of operations, cash flows or financial position.

(ii)	Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, FASB issued guidance for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (“VIEs”), including qualifying special-purpose entities (“QSPEs”). The impact on the Company’s financial reporting requirements is limited to the new VIE disclosures.

These statements eliminate the concept of a qualifying special-purpose entity, establish new criteria for the consolidation of VIEs, and create more stringent conditions for the treatment of

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

transfers of financial assets. The statements are significant for entities that have interests in potential VIEs or engage in transfers of financial assets.

Additional disclosure requirements are intended to assist financial statement users in understanding the significant judgments and assumptions made in determining whether a company must consolidate and/or disclose information about its involvement with a VIE.

The statements are effective for the Company’s 2010 fiscal year, and for subsequent interim and annual reporting periods. The adoption of the new standard did not have a material effect on the Company’s consolidated results of operations, cash flows or financial position since the Company has determined that it is not the primary beneficiary of certain variable interest entities in which the Company holds a variable interest. Therefore, it is not required to consolidate any of such entities.

(j)	Future US GAAP Accounting Policy Changes

The Company has not identified any changes in US GAAP that may have a significant impact on the Company’s future financial statements. With the transition to reporting under IFRS in 2011, new US GAAP pronouncements effective from 2011 onwards will not impact the 2011 financial statements for which the Company will prepare IFRS based financial statements.

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED MARCH 30, 2011, AMENDING AND RESTATING THE SHORT FORM BASE SHELF PROSPECTUS DATED OCTOBER 8, 2010.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada, except Québec, that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Taseko Mines Limited, #300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 (Telephone 778-373-4533) (Attn: the Secretary), and are also available electronically at www.sedar.com.

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS
AMENDING AND RESTATING THE SHORT FORM BASE SHELF PROSPECTUS
DATED OCTOBER 8, 2010

New Issue	April 4, 2011

$350,000,000

Common Shares
Warrants
Subscription Receipts
Units
Debt Securities

This amended and restated short form base shelf prospectus (the “Prospectus”), including any further amendments hereto, relates to the potential offering for sale of common shares (the “Common Shares”), warrants (the “Warrants”), subscription receipts, debt securities, or any combination of such securities (the “Units”) (all of the foregoing, collectively, the “Securities”) by Taseko Mines Limited (the “Company” or “Taseko”) from time to time, during the 25-month period following the issuance of a receipt for the Company’s short form base shelf prospectus dated October 8, 2010. Such sales of Securities may occur in one or more series or issuances, with a total offering price of the Securities in the aggregate, of up to $350,000,000 (which includes 18,600,000 Common Shares that may be distributed under the Company’s prospectus supplement dated October 18, 2010). The Securities may be offered in amounts at prices to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

The Company’s outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “TKO” and on the NYSE Amex Equities Exchange (“Amex”) under the trading symbol “TGB”. The closing price of the Company’s Common Shares on the TSX and Amex on April 1, 2011, the last trading day before the date of this Prospectus, was $5.77 per Common Share and US$5.96 per Common Share, respectively. An investment in the Securities offered hereunder invokes a high degree of risk.

All information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements have been obtained. Each prospectus supplement will be incorporated by reference into this Prospectus for the purposes of applicable securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains. Investors should read this Prospectus and any applicable prospectus supplement carefully before investing in the Company’s Securities.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Warrants, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares or Warrants, as the case may be, and any other specific terms; (iv) in the case of debt securities, the specific designation, aggregate principal amount, the currency or the currency unit for the debt securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated, whether the debt securities are guaranteed by any subsidiary or other affiliate of the Company and any other terms specific to the debt securities being offered; and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, subscription receipts or debt securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the prospectus supplement describing the Securities.

In addition, the debt securities that may be offered may be guaranteed by certain direct and indirect subsidiaries of Taseko with respect to the payment of the principal, premium, if any, and interest on the debt securities. The Company expects that any guarantee provided in respect of senior debt securities would constitute a senior and unsecured obligation of the applicable guarantor. In order to comply with certain registration statement form requirements under U.S. law, such subsidiary guarantees may be guaranteed by Taseko on a senior and unsecured basis. For a more detailed description of the debt securities that may be offered, see “Description of Securities — Debt Securities — Guarantees”, below.

The Company’s Securities may be sold through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by the Company. In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”. A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for the Securities, including the net proceeds the Company expects to receive from the sale of the Securities, if any, the amounts and prices at which the Securities are sold and the compensation of such underwriters, dealers or agents.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company is a foreign private issuer under United States securities laws and is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. In particular, the Company has prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies (see the discussion under the heading, “Note to United States Readers Regarding Differences Between United States and Canadian Reporting Practices,” for more information). In addition, the disclosure in this Prospectus, including the documents incorporated by reference herein, uses mineral resource classification terms and contains mineral resource estimates that comply with reporting standards in Canada that differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, the information contained in this Prospectus and the documents incorporated by reference herein describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws (see the discussion under the heading, “Cautionary Note to United States Investors Regarding Estimates of Reserves and Measured, Indicated and Inferred Resources,” for more information).

This Prospectus is part of a registration statement on Form F-10 relating to the Securities that the Company filed with the SEC. This Prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Investors should refer to the registration statement and the exhibits to the registration statement for further information with respect to the Company and the Securities.

Investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable prospectus supplement. The Company has not authorized anyone to provide Investors with different or additional information. If anyone provides Investors with different or additional information, Investors should not rely on it. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in this Prospectus and any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus and any applicable prospectus supplement or of any sale of the Company’s securities. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus and any applicable prospectus supplement and the documents incorporated by reference in this Prospectus and any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified this information, and the Company does not make any representation as to the accuracy of this information.

In this Prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts are in Canadian dollars.

The head office of the Company is located at Suite 300 — 905 West Pender Street, Vancouver, British Columbia, V6C 1L6. The registered office of the Company is located at Suite 1500 — 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

NOTICE TO UNITED STATES INVESTORS

This offering is made by a foreign private issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. Although the Company intends to include in the applicable prospectus supplement a description of certain income tax consequences to an investor acquiring any securities offered thereunder, such consequences for investors who are resident in, or citizens of, the United States may not be described fully therein.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TASEKO MINES LIMITED

Notes to the Consolidated Financial Statements — (Continued)
For the years ended December 31, 2010 and 2009, and fifteen months ended December 31, 2008.
(Expressed in thousands of Canadian dollars, except per ounce figures, unless stated otherwise)

v

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island. Copies of the documents incorporated herein by reference may be obtained on request without charge from Taseko Mines Limited, #300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 (Telephone 778-373-4533) Attn: the Secretary, and are also available electronically at www.sedar.com. The Company’s filings through SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents filed with the securities commission or similar regulatory authority in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island, are specifically incorporated by reference into and, except where herein otherwise provided, form an integral part of this Prospectus:

•	annual information form dated March 28, 2011 for the fiscal year ended December 31, 2010 (the “Annual Information Form”);

•	consolidated financial statements and the notes thereto as at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 and for the fifteen month period ended December 31, 2008, together with the auditors’ report dated March 16, 2011 thereon;

•	management’s discussion and analysis for the year ended December 31, 2010;

•	management information circular dated May 13, 2010 relating to the annual general meeting of shareholders held June 16, 2010; and

•	consolidated financial statements and the notes thereto as at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 and the fifteen month period ended December 31, 2008 which include note 23, “Differences between Canadian and United States Generally Accepted Accounting Principles”, together with the auditors’ report dated March 28, 2011 thereon. These financial statements were filed in Canada on March 30, 2011 as “Other” and filed in the United States with the Company’s 40-F Annual Report on March 30, 2011.

Material change reports (other than confidential reports), business acquisition reports, interim financial statements, all other documents of the type referred to above, and any other document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with the securities commission or similar regulatory authority in the Provinces of British Columbia, Alberta, Manitoba, Ontario, Saskatchewan, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island after the date of this Prospectus and before completion or withdrawal of the offering, will also be deemed to be incorporated by reference into this prospectus.

To the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the registration statement of which it forms a part, other information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), if and to the extent expressly provided therein.

All information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each prospectus supplement will be incorporated by reference into this Prospectus for the purposes of applicable securities legislation as of the date of the prospectus supplement and only for the purpose of the distribution of the Securities to which the prospectus supplement pertains. Investors should read this Prospectus and any applicable prospectus supplement carefully before investing in the Company’s Securities.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

FORWARD LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding the Company’s expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that the Company expects to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	delays or inability to successfully complete the environmental assessment review process for the Prosperity Project;

•	the potential for increase in the cash cost of production;

•	lack of mineral reserves at the Harmony Project and Aley Project;

•	the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove to be unreliable, and may be subject to revision based on various factors;

•	fluctuation of metal prices and currency rates;

•	uncertain project realization values;

•	current global economic conditions;

•	changes in mining legislation adversely affecting our operations;

•	inability to obtain adequate financing on acceptable terms;

•	inability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws;

•	inability to attract and retain key personnel; and

•	other risks detailed from time-to-time in the Company’s quarterly filings, annual information forms, annual reports and annual filings with securities regulators.

Certain of the assumptions the Company has made include assumptions regarding, among other things:

•	future commodity prices;

•	the cost of carrying out exploration and development activities on certain of the Company’s mineral properties;

•	the Company’s ability to obtain and keep the necessary expertise in order to carry out its operating, exploration and development activities within the planned time periods; and

•	the Company’s ability to obtain adequate financing on acceptable terms.

Such information is included, among other places, in this Prospectus under the headings “The Company”, “Use of Proceeds”, and in the annual information form under the heading “Description of Business” and in the Management’s Discussion and Analysis for the year ended December 31, 2010, each of such documents being incorporated by reference in this Prospectus.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in this Prospectus.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this Prospectus to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

INTERPRETATION, CURRENCY AND EXCHANGE RATES AND GENERAL INFORMATION

In this Prospectus:

g/t	means grams per tonne;
km	means kilometres;
kV	means kilovolts;
Lb	means pound;
m	means metres;
NI 43-101	means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;
ton	means 2,000 pounds; and
tonne or t	means 1 metric tonne, equal to 1,000 kilograms, or 1.102 tons.

Except as set forth under “Description of Securities” and unless the context otherwise requires, references to the “Company” “we”, “our”, “us” or “Taseko” mean Taseko Mines Limited and the Company’s subsidiary, Gibraltar Mines Ltd.

All currency amounts in this Prospectus are in Canadian dollars unless otherwise indicated. On April 1, 2011, CDN$1.00 was equivalent to US$1.0385 as reported by the Bank of Canada.

Taseko uses the imperial measure of tons to describe its reserves and resources at the Gibraltar Mine, and uses metric tonnes to describe its reserves and resources at the Prosperity Project. The difference is due to the age of the projects and, since the Gibraltar Mine has been in production for many years, it has continued to use the imperial measure for consistency, whereas the Prosperity Project has adopted the metric standard used in Canada today.

The address of the Company’s website is www.tasekomines.com. Information contained on the Company’s website is not part of this Prospectus or incorporated by reference herein. Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus. The Company has not authorized any person to provide different information.

The Securities being offered for sale under this Prospectus may only be sold in those jurisdictions in which offers and sales of the Securities are permitted. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful to do so. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Securities.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this Prospectus, including the documents incorporated by reference herein, uses mineral resource classification terms that comply with reporting standards in Canada, and certain mineral resource estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This Prospectus includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this prospectus may not qualify as “reserves” under SEC standards.

In addition, this Prospectus uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The Company advises prospective investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Prospectus is economically or legally mineable.

For the above reasons, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN FINANCIAL REPORTING PRACTICES

Taseko prepares its financial statements in accordance with Canadian GAAP, which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). Therefore, the Company’s financial statements incorporated by reference in this Prospectus, and in the documents incorporated by reference in this Prospectus, may not be comparable to financial statements prepared in accordance with U.S. GAAP. Prospective investors should refer to note 23 to the audited consolidated financial statements entitled “Differences between Canadian and United States Generally Accepted Accounting Principles” for the years ended December 31, 2010 and 2009 and the fifteen months ended December 31, 2008 (as filed in Canada on March 30, 2011 as “Other” and filed in the United States with the Company’s 40-F Annual Report on March 30, 2011), for a discussion of the principal differences between the Company’s financial results determined under Canadian GAAP and under U.S. GAAP. The Supplementary Note should be read in conjunction with, respectively, the Company’s audited consolidated financial statements as at and for the periods ended December 31, 2010 and 2009. See “Documents Incorporated by Reference”.

Canadian public companies will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective January 1, 2011, the Company has adopted IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and will provide comparative data on an IFRS basis as required.

The IFRS conversion project consists of four phases: diagnostic; design and planning; implementation; and post implementation. The Company has completed the diagnostic, design and planning and implementation phases. The major variances identified and adjusted include the valuation of compound financial instruments, accounting for property, plant and equipment, the effects of changes in foreign currency exchange rates and alternatives available under IFRS 1 — First Time Adoption of IFRS. The conversion to IFRS has had a relatively low impact on the financial record keeping, internal control and financial disclosure of the Company due to the historical exploration and project development nature of the Company’s business. Accounting systems have been assessed and re-configured to ensure accurate reporting under IFRS, both internally and externally. The Company’s key financial staff has been trained in IFRS and the majority of them have been exposed to reporting under IFRS for five years or more. The adoption of IFRS principles is expected to have a material affect on the manner in which the Company reports its accounts.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the offering of the Securities. The Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the informational reporting requirements of the Exchange Act as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, the Company is required to publicly file reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements in connection with meetings of its shareholders. In addition, the officers, directors and principal shareholders of the Company are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act.

The Company files annual reports on Form 40-F with the SEC under the MJDS, which annual reports include:

• the annual information form;

•	management’s discussion and analysis of financial condition and results of operations;

•	consolidated audited financial statements, which are prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP; and

• other information specified by the Form 40-F.

As a foreign private issuer, the Company is required to furnish the following types of information to the SEC under cover of Form 6-K:

•	material information that the Company otherwise makes publicly available in reports that the Company files with securities regulatory authorities in Canada;

•	material information that the Company files with, and which is made public by, the TSX and Amex; and

•	material information that the Company distributes to its shareholders in Canada.

Investors may read and copy, for a fee, any document that the Company has filed with or furnished to the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. Investors may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system (“EDGAR”) at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation formed under and governed by the Business Corporations Act (British Columbia). All but one of the Company’s directors, all of its officers, and all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of the Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company has been advised by its Canadian counsel, McMillan LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by McMillan LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Corporation Service Company as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the Securities under this Prospectus.

THE COMPANY

Overview

Taseko was incorporated on April 15, 1966 under the laws of the Province of British Columbia. Taseko’s registered office is located at Suite 1500-1055 West Georgia, Vancouver, British Columbia, V6E 4N7, and its operational head office is located at Suite 300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

Taseko has two material subsidiaries, Gibraltar Mines Ltd. (“Gibraltar”) and Aley Corporation (“Aley”). It has other inactive or non-material subsidiaries described in the Annual Information Form. Taseko owns 100% of the common shares of Aley and all of the common shares of Gibraltar, which also has outstanding a class of preferred shares which are expected to be redeemed through the issuance of 6.3 million Taseko common shares in the second quarter of 2011, making Gibraltar a 100% subsidiary.

On March 31, 2010, Gibraltar sold a 25% joint venture interest in the Gibraltar mine, a copper and molybdenum mine (the “Gibraltar Mine”), to Cariboo Copper Corp. (“Cariboo”) for $187.0 million. Cariboo is a consortium that consists of three Japanese corporations: Sojitz Corporation (50%), Dowa Corporation (25%) and Furakawa Corporation (25%). Gibraltar retains a 75% interest in the Gibraltar joint venture and is the operator of the Gibraltar Mine.

The Gibraltar Mine restarted operations in October 2004 after being on care and maintenance for several years. The Company estimates that the Gibraltar Mine has 445 million tons of reserves, or 24 years at the current rate of production. Taseko also owns the Prosperity gold and copper project (the “Prosperity Project”) which is a pre-development stage project for which Taseko is in the process of seeking federal Canadian government environmental approvals to build a mine. Aley’s niobium property (the “Aley Project”) was recently the subject of a promising exploration program, which is discussed below (See “The Company — Aley Niobium Project”), but is an early exploration stage project. Taseko also owns the Harmony gold project (the “Harmony Project”), which is at the late exploration stage but which is currently inactive. All of these projects are located in British Columbia, Canada.

Gibraltar Mine

Unless stated otherwise, information of a technical or scientific nature related to the Gibraltar Mine contained in this Prospectus (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on the 105 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated January 23, 2009 (the “Gibraltar Technical Report”), prepared by Scott Jones, P. Eng., filed on Taseko’s profile on SEDAR at www.sedar.com and updated with 2009 production results. Mr. Jones is not independent of Taseko by virtue of being employed by the Company as Vice-President, Engineering.

The Gibraltar Mine is located near the City of Williams Lake in south-central British Columbia. As at December 31, 2009, the Gibraltar Mine had proven and probable mineral reserves of 445 million tons grading 0.314% copper and 0.008% molybdenum (see Table 1).

The Gibraltar Mine obtained government permitting and re-started operation in early October 2004 following several years on care and maintenance as a result of low metal prices. Commercial production re-started on January 1, 2005 and has continued to the present. Total production in the four years leading up to December 31, 2010 was 48.7 million tons milled, producing 280.7 million lb. of copper in concentrate and cathode, and 2.8 million lb. of molybdenum. Construction of the Phase 1 mill expansion was completed in February 2008. The majority of the construction schedule of a Phase 2 expansion program, designed to increase concentrator throughput from 46,000 tpd to 55,000 tpd was completed in 2010. Installation of the in-pit crusher and conveyor and the Semi-Autogenous Grinding (“SAG”) mill direct feed system is scheduled for completion in the second quarter of 2011.

In 2011, the Company plans to move forward with a Phase 3 expansion program at the Gibraltar Mine. The Gibraltar Development Plan 3 (“GDP-3”) will include construction of a new concentrator to complement the existing 55,000 tpd facility, which is expected to increase annual production capacity to over 170 million pounds of copper. A new molybdenum recovery facility is also planned to increase annual molybdenum production to over two million pounds. The capital cost for the concentrator facility is estimated to be $235 million, plus approximately $90 million for the additional mining equipment. The $325 million total capital cost represents 100% of the outlays required. Gibraltar’s share will be 75% of that amount. Proceeding with GDP-3 will require the consent of Cariboo, who holds 25% of the joint venture, which has a consent right over expansions of 30% or more from the mine plan.

One hundred seventy-three new diamond drill holes were completed between July 2007 and September 2008, of which 115 drill holes were included in the Gibraltar Extension geological model, and allowed for expansion and update of the reserves at the Gibraltar Mine. The Gibraltar Extension is a body of mineralization on the Gibraltar Mine property which has shape and structure that are significantly different from other deposits that occur on the property. Drilling up until the 2008 program had provided details of the northwest and southeast portions of the Gibraltar deposit but the central zone was under-drilled and poorly defined. The 2008 program objective was to test the continuity of mineralization between the two ends and increase drillhole density along the Gibraltar deposit to upgrade the resource model blocks from inferred to measured and indicated category so that proven and probable reserves could be estimated.

The reserve estimates for the Gibraltar Extension deposit used long term metal prices of US$1.75/lb for copper and US$10.00/lb for molybdenum and a foreign exchange rate of Cdn$0.82 per

US dollar. The balance of the reserves used September 2007 NI 43-101 estimates reduced by actual 2008 and 2009 mining, with long term metal prices of US$1.50/lb for copper, US$10/lb for molybdenum and a foreign exchange rate of $0.80 per US dollar.

The proven and probable reserves as of December 31, 2010 are tabulated in Table 1 below and are NI 43-101 and SEC Guide 7 compliant.

Table 1: Gibraltar Mineral Reserves
at 0.20% Copper Cut-off

		Tons	Cu	Mo
Pit	Category	(millions)	(%)	(%)

Connector	Proven	40.4	0.296	0.010
	Probable	14.8	0.271	0.009

	Subtotal	55.2	0.289	0.010

Gibraltar	Proven	66.8	0.286	0.008
	Probable	33.3	0.285	0.013

	Subtotal	100.1	0.286	0.010

Granite	Proven	163.4	0.323	0.009
	Probable	21.6	0.319	0.009

	Subtotal	185.0	0.322	0.009

Gibraltar Extension	Proven	75.4	0.352	0.002
	Probable	29.3	0.304	0.002

	Subtotal	104.7	0.339	0.002

Total		445.0	0.314	0.008

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The mineral reserves stated above are contained within the mineral resources shown in Table 2 below.

Table 2
Gibraltar Mine Mineral Resources
at 0.20% Copper Cut-off

	Tons	Cu	Mo
Category	(millions)	(%)%)

Measured	583.0	0.301	0.008
Indicated	361.0	0.290	0.008
Total	944.0	0.297	0.008

Prosperity Project

Cautionary Note to Investors Concerning Reserve Estimates

The following mineral reserves have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this prospectus or in documents incorporated herein by reference may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

Unless stated otherwise, information of a technical or scientific nature related to the Prosperity Project contained in this Prospectus (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold — Copper Project” dated December 17, 2009 (the “Prosperity Technical Report”), prepared by Scott Jones, P. Eng., filed on Taseko’s profile on SEDAR at www.sedar.com. Mr. Jones is not independent of Taseko by virtue of being employed by the Company as Vice-President, Engineering.

The Prosperity Project is located 125 km southwest of the City of Williams Lake in the Cariboo-Chilcotin region of British Columbia. The following are the highlights of the Prosperity Project:

•	Located near existing infrastructure in south-central British Columbia;

•	33 year mine life at a milling rate of 70,000 tonnes/day; and

•	Life of mine waste-to-ore strip ratio of 1.5.

In 2009, Taseko updated the mineral reserve estimate from a 2007 feasibility study on the Prosperity Project by assuming long term metal prices of $1.65/lb Cu and $650/oz Au. The resulting mineral reserves are shown in Table 3.

Table 3
Prosperity Mineral Reserves
at $5.50 NSR/t Pit-Rim Cut-off

				Recoverable	Recoverable
	Tonnes	Gold	Copper	Gold Ounces	Copper Pounds
Category	(millions)	(g/t)	(%)	(millions)	(billions)

Proven	481	0.46	0.26	5.0	2.4
Probable	350	0.35	0.18	2.7	1.2

Total	831	0.41	0.23	7.7	3.6

Recoverable gold and copper calculated using life of mine average target recoveries of 69% and 87% for gold and copper, respectively.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves.

The Proven and Probable Reserves on the Prosperity Project are included in the Measured and Indicated Mineral Resources disclosed in Table 4 below. The Mineral Resources are as outlined by drilling to date, and estimated at a 0.14% copper cut-off.

Table 4
Prosperity Mineral Resources
at 0.14% Copper Cut-Off

	Tonnes	Gold	Copper
Category	(millions)	(g/t)	(%)

Measured	547.1	0.46	0.27
Indicated	463.4	0.34	0.21

Total	1,010.5	0.41	0.24

Taseko carried out ongoing and systematic exploration programs on the Prosperity Project from 1991 to 1999, drilling 156,339 m in 470 holes and outlining a large porphyry gold-copper deposit. Taseko re-initiated work on the Prosperity Project in late 2005, and a mill redesign and project cost review was completed in 2006.

Based on ongoing feasibility work through 2007, the following development and production scenario is envisaged. Activities during a pre-production period of two years would include construction of the electricity transmission line; upgrading and extension of current road access and mine site clearing; site infrastructure, processing, and tailings starter dam construction; removal and storage of overburden; and pre-production waste development.

The mine plan utilizes a large-scale conventional truck and shovel open pit mining and milling operation. Following a one and a half year pre-strip period, total material moved over years one through 31 averages 170,000 tonnes/day at a strip ratio of 1.5:1. A declining net smelter return cut-off is applied to the mill feed, which defers lower grade ore for later processing. The lower grade ore is recovered from stockpile for the final years of the mine plan.

The Prosperity Project processing plant has been designed with a nominal capacity of 70,000 tonnes/day. Expected life-of-mine metallurgical recovery is 87% for copper and 69% for gold, with annual production averaging 110 million pounds copper and 234,000 ounces gold over the 33 year mine life.

The copper-gold concentrate will be hauled with highway trucks to an expanded load-out facility at Gibraltar’s existing facility near Macalister for rail transport to various points of sale, but mostly through the Port of Vancouver for shipment to smelters and refineries around the world.

Power will be supplied via a new 124 km long, 230 kV transmission line from Dog Creek on the BC Hydro grid. Infrastructure would also include the upgrade of sections of the existing road to the site, construction of a short spur to the minesite, an on-site camp, equipment maintenance shop, administration office, concentrator facility, warehouse, and explosives facilities. Based on the Prosperity Technical Report, the Prosperity Project would employ up to 460 permanent and 60 contractor personnel.

On May 12, 2010, the Company entered into a gold stream transaction with Franco-Nevada Corporation (“Franco-Nevada”), under which Franco-Nevada will purchase gold equal to 22% of the life of mine gold produced at the project. Staged cash deposits aggregating US$350 million will be paid during mine construction, and two million Franco-Nevada warrants will be issued on the date of the first advance of the cash payment. For each ounce of gold delivered to Franco-Nevada, Taseko will receive a further cash payment of US$400/oz (subject to an inflationary adjustment) or the prevailing market price, if lower. The deposit will be credited with the difference between US$400/oz and the market price of gold for each ounce delivered until the deposit is fully credited. Each warrant is exercisable to purchase one Franco-Nevada common share at a price of $75.00 until June 16, 2017 and will be listed under the same terms as the warrants listed on TSX under the symbol FNV.WT.A. The conditions to funding the gold stream include obtaining full financing of the project, receipt of all material permits to construct and operate Prosperity, and securing marketing arrangements for the majority of the concentrate. Franco-Nevada may terminate this agreement on ten business days’ written notice to Taseko.

Aley Niobium Project

On January 10, 2011, Taseko announced that its late 2010 core drilling program completed at the Aley Project was a success. Assay results indicated potential for development of a significant niobium resource. The Aley Project had not previously been considered material to Taseko, but ongoing work at the Aley Project may make it so.

Taseko’s 2010 exploration program consisted of geological mapping and diamond drilling of 23 drill holes (2010-12 through 2010-34), for a total of 4,460 metres. Assay results for 21 of these drill holes were released, and holes intersected excellent grade niobium mineralization across an area measuring over 900 metres east-west and 350 metres north-south. Mineralized drill intercepts range up to over 200 metres in length; the true widths will be determined by further delineation drilling. Niobium mineralization intersected is highly continuous and close to surface. The extensive body of niobium mineralization indicated by the 2010 drilling is open to expansion in at least three directions and to depth.

Harmony Project

The Company estimates that the Harmony Project hosts up to a 3 million ounce gold resource; however opposition to mining in Haida Gwai’i, infrastructure challenges due to the project’s location on an island, and Taseko’s focus on Gibraltar and the Prosperity Project has resulted in the Company undertaking property maintenance and environmental monitoring activities at Harmony for the last 10 years. In late 2007, after the Queen Charlotte-Haida Gwaii Land and Resource Management Plan designated the area in which the Harmony Project is located as a mineral development zone, Taseko initiated a review of the metallurgical flow sheet and prior mine development planning to establish further work programs. The Company plans to carry out additional work on the project in 2011.

Recent Developments

Environmental Review Process

The Prosperity Project received approval under the Environmental Assessment Act (British Columbia) on January 14, 2010. The Federal Panel process, in which public hearings were conducted by a three-person panel operating under defined Terms of Reference, concluded on May 3, 2010. The Federal Panel submitted its findings to the Canadian Federal Minister of Environment on July 2, 2010. The panel findings were essentially the same as the conclusions reached in the Provincial Environmental Assessment, being that loss of Fish Lake and the adjacent meadows would result in significant adverse environmental effects; however, the provincial process concluded that the environmental impacts were justified because the lake and fishery will be replaced and the economic and social benefits generated are significant, but the panel was not mandated to assess economic and social value generated by the Prosperity Project.

On November 2, 2010, the Federal Minister of Environment announced that the Prosperity Project “as proposed” cannot be granted federal authorization to proceed. Taseko undertook discussions with both the Federal and Provincial Governments to define the issues and determine if solutions can be developed so that the Prosperity Project can move forward and meet the criteria that the Federal Government deems appropriate. As a result, on February 21, 2011, the Company submitted a new Project Description for the Prosperity Project with the Government of Canada. The revised plan addresses concerns identified in the federal review process by reducing environmental impacts, preserving Fish Lake and its aquatics, and enabling all mine operations and related components to be contained within one single watershed. There can be no certainty that this resubmission or any other submission will ultimately result in Federal Government approval for the Prosperity Project.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, Taseko intends to use the net proceeds from the sale of the Securities to fund a portion of the GDP-3 expansion of the Gibraltar Mine and for general working capital purposes. More detailed information regarding the use of proceeds from the sale of the Securities may be described in any applicable prospectus supplement. Pending the application of the net proceeds, Taseko intends to invest the net proceeds in investment-grade, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.

CONSOLIDATED CAPITALIZATION

The authorized share capital of the Company consists of an unlimited number of common shares without par value, of which 189,153,687 were issued and outstanding as at April 1, 2011. Since December 31, 2010, the date of the Company’s most recently filed financial statements, there have been no material changes in the Company’s consolidated share capital, other than the issuance of 1,655,834 common shares of the Company and the issuance of 2,270,000 share options at the exercise price of $5.13.

PRIOR SALES

For the 12-month period before the date of this prospectus, the Company issued the following common shares and securities convertible into common shares:

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security

April 1, 2010	21,000 Common Shares	$4.50
April 6, 2010	53,000 Common Shares	$1.00
April 6, 2010	100,000 Options	$5.39
April 9, 2010	31,000 Common Shares	$1.00
April 9, 2010	7,000 Common Shares	$2.18
April 12, 2010	1,500 Common Shares	$1.00
April 14, 2010	11,500 Common Shares	$1.00
April 14, 2010	10,000 Common Shares	$4.50
April 15, 2010	3,000 Common Shares	$1.00
April 19, 2010	30,000 Common Shares	$4.03
April 20, 2010	21,000 Common Shares	$4.50
April 20, 2010	30,000 Common Shares	$1.00
April 27, 2010	2,000 Common Shares	$1.00

	Aggregate Number and Type of
Date of Issuance	Securities Issued		Price per Security

May 4, 2010	33,667 Common Shares		$1.71
May 13, 2010	7,000 Common Shares		$1.00
May 18, 2010	90,000 Common Shares		$1.15
May 26, 2010	10,000 Common Shares		$1.15
June 16, 2010	50,000 Common Shares		$1.00
June 21, 2010	1,500 Common Shares		$1.00
June 25, 2010	67,000 Common Shares		$1.71
June 25, 2010	25,000 Common Shares		$2.18
June 29, 2010	6,500 Common Shares		$1.00
June 29, 2010	4,000 Common Shares		$4.77
June 30, 2010	22,000 Common Shares		$1.00
July 2, 2010	50,000 Common Shares		$1.00
July 7, 2010	5,000 Common Shares		$1.00
July 8, 2010	3,000 Common Shares		$1.00
August 13, 2010	100,000 Common Shares	*	$4.25	(deemed)
August 16, 2010	4,000 Common Shares		$1.00
August 17, 2010	2,000 Common Shares		$1.00
August 31, 2010	4,000 Common Shares		$1.00
September 13, 2010	4,000 Common Shares		$1.00
September 16, 2010	160,000 Options		$4.61
September 20, 2010	4,000 Common Shares		$1.00
September 22, 2010	500 Common Shares		$1.00
September 23, 2010	5,000 Common Shares		$1.00
September 29, 2010	1,000 Common Shares		$1.00
October 1, 2010	3,000 Common Shares		$1.00
October 5, 2010	11,000 Common Shares		$1.00
October 5, 2010	2,000 Common Shares		$4.77
October 6, 2010	67,000 Common Shares		$1.00
October 7, 2010	11,000 Common Shares		$1.00
October 7, 2010	4,000 Common Shares		$4.77
October 8, 2010	14,000 Common Shares		$1.00
October 8, 2010	5,000 Common Shares		$4.77
October 8, 2010	1,500 Common Shares		$1.00
October 12, 2010	24,000 Common Shares		$2.17
October 12, 2010	1,000 Common Shares		$1.00
October 13, 2010	7,000 Common Shares		$2.17
October 13, 2010	6,500 Common Shares		$4.77
October 13, 2010	23,000 Common Shares		$1.00
October 14, 2010	33,000 Common Shares		$1.00
October 14, 2010	5,000 Common Shares		$4.50
October 19, 2010	2,000 Common Shares		$4.77
October 26, 2010	5,000 Common Shares		$1.00
October 26, 2010	8,000 Common Shares		$4.77
October 29, 2010	2,000 Common Shares		$4.77

	Aggregate Number and Type of
Date of Issuance	Securities Issued		Price per Security

November 1, 2010	5,500 Common Shares		$1.00
November 1, 2010	500 Common Shares		$4.77
November 12, 2010	100,000 Common Shares		$1.00
November 17, 2010	100,000 Common Shares		$1.00
December 9, 2010	1,000 Common Shares		$1.00
December 10, 2010	42,500 Common Shares		$1.00
December 13, 2010	55,000 Common Shares		$1.00
December 13, 2010	2,000 Common Shares		$4.77
December 14, 2010	14,000 Common Shares		$1.00
December 15, 2010	2,500 Common Shares		$1.00
December 16, 2010	5,000 Common Shares		$1.00
December 16, 2010	50,000 Common Shares		$1.15
December 16, 2010	50,000 Common Shares		$2.18
December 17, 2010	13,000 Common Shares		$1.00
December 20, 2010	21,500 Common Shares		$1.00
January 4, 2011	2,270,000 Options		$5.13
January 5, 2011	5,000 Common Shares		$1.00
January 6, 2011	25,000 Common Shares		$2.18
January 7, 2011	3,000 Common Shares		$1.00
January 10, 2011	2,000 Common Shares		$1.00
January 11, 2011	2,500 Common Shares		$1.00
January 13, 2011	16,000 Common Shares		$4.50
January 17, 2011	50,000 Common Shares		$4.14
January 17, 2011	4,000 Common Shares		$4.17
January 17, 2011	14,500 Common Shares		$1.00
January 18, 2011	100,000 Common Shares		$1.00
January 25, 2011	1,000 Common Shares		$1.00
January 28, 2011	25,000 Common Shares		$1.00
February 2, 2011	10,000 Common Shares		$4.50
February 2, 2011	50,000 Common Shares		$2.18
February 2, 2011	45,000 Common Shares		$1.00
February 3, 2011	9,000 Common Shares		$1.00
February 4, 2011	3,000 Common Shares		$1.00
February 4, 2011	2,000 Common Shares		$4.77
February 9, 2011	33,334 Common Shares		$1.15
February 15, 2011	87,200 Common Shares		$6.05
February 16, 2011	8,000 Common Shares		$4.77
February 16, 2011	9,500 Common Shares		$1.00
February 17, 2011	25,000 Common Shares	*	$6.05
February 17, 2011	887,800 Common Shares	*	$6.05
February 23, 2011	4,000 Common Shares		$1.00
February 23, 2011	210,000 Common Shares		$1.05
February 28, 2011	5,000 Common Shares		$1.00
March 4, 2011	75,000 Common Shares		$2.18

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security

March 24, 2011	4,000 Common Shares	$4.77
March 28, 2011	50,000 Common Shares	$2.18
March 28, 2011	60,000 Common Shares	$2.18
March 28, 2011	40,000 Common Shares	$2.63

Note:

*	All common shares were issued pursuant to the exercise of stock options unless otherwise indicated with a *

TRADING PRICE AND VOLUME

The Company’s common shares are listed on the TSX and Amex under the trading symbol “TKO” and “TGB”, respectively. The following tables set forth information relating to the trading of the common shares on the TSX and Amex for the months indicated.

	TSX Price Range
Month	High	Low	Total Volume

March 2010	5.36	4.74	17,347,300
April 2010	6.19	5.33	19,376,400
May 2010	6.17	4.67	26,141,300
June 2010	5.54	4.50	10,901,800
July 2010	4.49	3.27	19,507,300
August 2010	4.85	4.07	10,408,800
September 2010	5.55	4.44	17,219,400
October 2010	7.27	4.58	24,460,300
November 2010	6.72	4.13	31,648,100
December 2010	5.34	4.51	10,011,500
January 2011	6.10	4.84	21,274,900
February 2011	6.22	5.13	11,550,400
March 2011	6.22	5.13	13,767,100
April 1, 2011	5.77	5.71	153,100

	Amex Price Range (in US$)
Month	High	Low	Total Volume

March 2010	5.25	4.59	38,840,700
April 2010	6.21	5.25	44,072,500
May 2010	6.05	4.35	71,796,000
June 2010	5.28	4.22	38,526,300
July 2010	4.36	3.31	46,334,200
August 2010	4.71	3.90	31,060,800
September 2010	5.40	4.28	38,134,500
October 2010	7.23	4.58	93,091,700
November 2010	6.62	4.02	125,700,200
December 2010	5.29	4.43	61,288,800
January 2011	6.06	4.85	79,347,500
February 2011	6.33	5.18	38,706,500
March 2011	6.38	5.18	49,916,600
April 1, 2011	5.91	5.99	917,000

PLAN OF DISTRIBUTION

The Company may sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable prospectus supplement, the Company may authorize dealers or other persons acting as the Company’s agents to solicit offers by certain institutions to purchase the Securities directly from the Company pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

This prospectus qualifies Securities. The specific terms of any offering of Securities will be described in the applicable prospectus supplement. The prospectus supplement relating to any offering of Securities will set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to the Company, the underwriting discounts or commissions, the currency in which the Securities may be issued and any other discounts or concessions to be allowed or reallowed to dealers. Any underwriters involved with respect to any offering of Securities sold to or through underwriters will be named in the prospectus supplement relating to such offering.

DESCRIPTION OF SECURITIES

Common Shares

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. Subject to the rights of the holders of preferred shares, the holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities, subject to the rights of holders of preferred shares. The Company’s common shares carry no pre-emptive or conversion rights.

Warrants

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares. The Company will not offer Warrants for sale unless the applicable prospectus supplement containing the specific terms of the Warrants to be offered separately is first approved, in accordance with applicable laws, for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the Warrants will be offered for.

Subject to the foregoing, the Company may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from the other securities. Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any warrant agreement and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. Investors should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering of Warrants will be filed by Taseko with the applicable securities regulatory authorities in Canada following its execution.

The particular terms of each issue of Warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation (series or otherwise) and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	whether the warrants will be listed on a recognized stock exchange;

•	the number of common shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•	the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

•	the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material Canadian and United States federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

Subscription Receipts

This section describes the general terms that will apply to any subscription receipts that may be offered by the Company pursuant to this Prospectus. Subscription receipts may be offered separately or together with Common Shares or Warrants, as the case may be. The subscription receipts will be issued under a subscription receipt agreement.

In the event the Company issues subscription receipts, the Company will provide the original purchasers of subscription receipts a contractual right of rescission exercisable following the issuance of common shares to such purchasers.

The applicable prospectus supplement will include details of the subscription receipt agreement covering the subscription receipts being offered. A copy of the subscription receipt agreement relating to an offering of subscription receipts will be filed by the Company with the applicable securities regulatory authorities after it has been entered into by the Company. The specific terms of the subscription receipts, and the extent to which the general terms described in this section apply to those subscription receipts, will be set forth in the applicable prospectus supplement. This description will include, where applicable:

•	the number of subscription receipts;

•	the price at which the subscription receipts will be offered;

•	the procedures for the exchange of the subscription receipts into Common Shares or Warrants;

•	the number of Common Shares or Warrants that may be exchanged upon exercise of each subscription receipt;

•	the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each security;

•	terms applicable to the gross or net proceeds from the sale of the subscription receipts plus any interest earned thereon;

•	material Canadian and United States income tax consequences of owning the subscription receipts; and

•	any other material terms and conditions of the subscription receipts.

Units

The Company may issue Units comprised of one or more of the other Securities described in the Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such Units.

Debt Securities

The Company may issue debt securities (“Debt Securities”) in one or more series under an indenture (the “Indenture”), to be entered into among the Company, a Canadian trustee and a U.S. trustee. The Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the form of the Indenture will be filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part. The following description sets forth certain general material terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, prospective investors should refer to the Indenture and the terms of the Debt Securities. If Debt Securities are issued, the Company will describe in the applicable Prospectus Supplement the particular terms and provisions of any series of the Debt Securities and a description of how the general terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should rely on information in the applicable Prospectus Supplement and not on the following information to the extent that the information in such Prospectus Supplement is different from the following information. The Company will file as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Company furnishes to the SEC, any supplemental indenture describing the terms and conditions of Debt Securities the Company is offering before the issuance of such Debt Securities.

The Company may issue debt securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture will not limit the aggregate principal amount of Debt Securities that the Company may issue under the Indenture and will not limit the amount of other indebtedness that the Company may incur. The Indenture will provide that the Company may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company. The Indenture will also permit the Company to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement for any series of Debt Securities that the Company offers will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

•	the title of the Debt Securities;

•	the aggregate principal amount of the Debt Securities;

•	the percentage of principal amount at which the Debt Securities will be issued;

•	whether payment of principal, interest and premium, if any, on the Debt Securities will be senior or subordinated to the Company’s other liabilities or obligations;

•	whether payment of the Debt Securities will be guaranteed by any other person;

•	the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the Debt Securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal on the Debt Securities and the portion (if less than the principal amount) of Debt Securities to be payable upon a declaration of acceleration of maturity;

•	whether the Debt Securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined;

•	the place or places the Company will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

•	whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether and on what terms the Company will have the option to redeem the Debt Securities rather than pay the additional amounts;

•	whether the Company will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

•	whether the Company may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

•	the denominations in which the Company will issue any registered Debt Securities, if other than denominations of $2,000 and integral multiples of $1,000 in excess thereof and, if other than denominations of $5,000 and integral multiples of $5,000, the denominations in which any unregistered Debt Security shall be issuable;

•	whether the Company will make payments on the Debt Securities in a currency other than U.S. dollars;

•	whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

•	whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the Debt Securities as unregistered securities, registered securities or both;

•	any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of Debt Securities have special rights if specified events occur;

•	the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require the Company to repurchase the Debt Securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or the Company has a change of control.

The Company may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell the Debt Securities at a discount below their stated principal amount. The Company may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

The Company may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Guarantees

The Company’s payment obligations under any series of Debt Securities may be guaranteed by certain of the Company’s direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Company. The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations and will rank equally with all of the Company’s other unsecured and senior debt from time to time outstanding and equally with other Debt Securities issued under the Indenture.

The Company’s Board of Directors may establish whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Ownership Registration of Debt Securities

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the Debt Securities at any time notifies the Company that it is unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, the Company will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of $2,000 and integral multiples of $1,000 in excess thereof, and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities (other than global securities) will be made at the office or agency designated by the Company, or at the Company’s option the Company can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

The Company shall not be required to:

•	issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

•	register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•	exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

•	issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Merger, Amalgamation or Consolidation

The Indenture will provide that the Company and subsidiary guarantors may not amalgamate or consolidate with, merge into or enter into any statutory arrangement with any other person or, directly or indirectly, convey, transfer or lease all or substantially all of the Company’s or such subsidiary guarantor’s properties and assets to another person, unless among other items,

In the case of the Company:

•	the resulting, surviving or transferee person is organized and existing under the laws of Canada, or any province or territory thereof, the United States, any state thereof or the District of Columbia, or, if the amalgamation, merger, consolidation, statutory arrangement or other transaction would not impair the rights of holders, any other country;

•	the resulting, surviving or transferee person, if other than the Company, assumes all of the Company’s obligations under the Debt Securities and the Indenture; and

•	immediately after the transaction, no default or event of default under the Indenture shall have happened and be continuing,

In the case of a subsidiary guarantor:

•	the resulting, surviving or transferee person a) shall either be the Company or a subsidiary guarantor, or b) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	in the case of b) above, the resulting, surviving or transferee person assumes all of the subsidiary guarantor’s obligations under the Debt Securities and the Indenture; and

•	immediately after the transaction, no default or event of default under the Indenture shall have happened and be continuing.

When such a successor person assumes the Company’s or such subsidiary guarantor’s obligations in such circumstances, subject to certain exceptions, the Company, or such subsidiary guarantor, shall be discharged from all obligations and covenants under the Debt Securities and the Indenture.

Additional Amounts

Unless otherwise specified in the applicable Prospectus Supplement, all payments made by or on behalf of the Company under or with respect to the Debt Securities or guarantees (whether or not in the form of definitive notes) of any series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) and for the avoidance of doubt, including any withholding or deduction for or on account of any of the foregoing (“Taxes”), unless the withholding or deduction is then required by law or by the interpretation or administration thereof by the relevant government authority or agency.

If any deduction or withholding for, or on account of, any Taxes imposed or levied under the laws of Canada or by or on behalf of any jurisdiction in which the Company or any subsidiary guarantor (including any successor or other surviving entity) is then incorporated, engaged in business or resident for tax purpose or any political subdivision or taxing authority thereof or therein or any jurisdiction from or through which payment is made by or on behalf of the Company or any subsidiary guarantor (including, without limitation, the jurisdiction of an paying agent) (each, a “Tax Jurisdiction”) will at any time be required to be made from any payments made under or with respect to the Debt Securities, including, without limitation, payments of principal, redemption price, purchase price, interest or premium, the Company or the relevant subsidiary guarantor, as applicable, will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received in respect of such payments by each holder after such withholding or deduction (including with respect to Additional Amounts) will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to:

•	any Taxes that would not have been imposed but for the holder or beneficial owner of the Debt Securities being a citizen or resident or national of, incorporated in or carrying on a business, in the relevant Tax Jurisdiction in which such Taxes are imposed or having any other present or former connection with the relevant Tax Jurisdiction other than the mere acquisition, holding, enforcement or receipt of payment in respect of the Debt Securities;

•	any Taxes that are imposed or withheld as a result of the failure of the holder or beneficial owner of the Debt Securities to comply with any reasonable written request, made to that holder or beneficial owner in writing at least 90 days before any such withholding or deduction would be payable, by the Company to provide timely and accurate information concerning the nationality, residence or identity of such holder or beneficial owner or to make any valid and timely declaration or similar claim or satisfy any certification, information or other reporting requirement, which is required or imposed by a statute, treaty, regulation or administrative practice of the relevant Tax Jurisdiction as a precondition to any exemption from or reduction in all or part of such Taxes;

•	any Debt Security presented for payment (where Debt Securities are in definitive form and presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder or beneficial owner (except to the extent that the holder or beneficial owner would have been entitled to Additional Amounts had the Debt Security been presented on any day during such 30-day period);

•	any estate, inheritance, gift, sale, transfer, personal property or similar Taxes;

•	any Taxes withheld, deducted or imposed on a payment to an individual and that are required to be made pursuant to European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26 and 27 November 2000 on the taxation of savings income or any law implementing or complying with or introduced in order to conform to such Directive;

•	any Taxes which the payor is not required to deduct or withhold from payments under, or with respect to, the Debt Security;

•	any Taxes withheld, deducted or imposed because the holder or beneficial owner of the Debt Security does not deal at arm’s length with the Company or a relevant guarantor at a relevant time for purposes of the Income Tax Act (Canada); or

•	is subject to such Taxes by reason of any combination of the items listed above.

The Company or the relevant subsidiary guarantor will make all withholdings or deductions required by law and will remit the full amount deducted or withheld to the relevant taxing authority as and when required in accordance with applicable law. The Company will pay all taxes, interest and other liabilities which arise by virtue of any failure of the Company to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with applicable law. Upon request, the Company will provide to any Trustee an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the Trustee evidencing the payment of any Taxes so deducted or withheld. The Company will attach to each certified copy or other document a certificate stating the amount of such Taxes paid per $1,000 principal amount of the Securities then outstanding. Upon request, copies of those receipts or other documentation, as the case may be, will be made available by the Trustees to the holders of the Securities.

The Company will indemnify the Trustee and each holder of the Securities for and hold them harmless against the full amount of any Taxes paid by or on behalf of such Trustee or such Holder to the extent such Trustee or such Holder was entitled to Additional Amounts with respect thereto.

If the Company or any subsidiary guarantor becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Securities, the Company will deliver to the Trustee on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company shall notify the Trustees promptly thereafter) an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The Company will provide the Trustee with documentation reasonably satisfactory to the Trustee evidencing the payment of Additional Amounts.

The foregoing obligations shall survive any termination, defeasance or discharge of the Indenture.

Tax Redemption

If, and to the extent specified in the applicable Prospectus Supplement, the Debt Securities of a series will be subject to redemption at any time, in whole but not in part, at the option of the Company at any time, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest, if any, to the date fixed by the Company for redemption, upon the giving of a notice, as described below, if (1) the Company determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or by or on behalf of any jurisdiction in which the Company or any guarantor (including any successor or other surviving entity)

is then incorporated, engaged in business or resident for tax purposes or any political subdivision or taxing authority thereof or therein or any jurisdiction from or through which payment is made by or on behalf of the Company or any guarantor (including, without limitation, the jurisdiction of a paying agent (each, a “Tax Jurisdiction”) affecting taxation, or any change in or amendment to official position of such Tax Jurisdiction regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced and becomes effective on or after a date specified in the applicable Prospectus Supplement if any date is so specified, the Company has or will become obligated to pay, on the next succeeding date on which any amount would be payable in respect of Debt Securities, Additional Amounts or (b) on or after a date specified in the applicable Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to the Company, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion of independent tax counsel as referenced below, will result in the Company’s becoming obligated to pay, on the next succeeding date on which any amount would be payable in respect of the Debt Securities, Additional Amounts with respect to any Debt Security issued in Canada of such series and (2) in any such case, the Company, in its business judgment, determines, as evidenced by the officer’s certificate referenced below, that such obligation cannot be avoided by the use of reasonable measures available to the Company (including designating another paying agent); provided however, that (x) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts, and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

In the event that the Company elects to redeem the Debt Securities of such series pursuant to the provisions set forth in the preceding paragraph, the Company shall deliver to the trustees a certificate, signed by an authorized officer, stating that the Company is entitled to redeem the Debt Securities issued of such series pursuant to their terms.

Prior to the publication or, where relevant, mailing of any notice of redemption of the Debt Securities pursuant to the foregoing, the Company will deliver to the Trustees an opinion of independent tax counsel of nationally recognized standing, to the effect that there has been such change or amendment which would entitle the Company to redeem the Debt Securities hereunder. In addition, before the Company publishes or mails notice of redemption of the Debt Securities as described above, it will deliver to the Trustees a certificate, signed by an authorized officer, stating that the Company cannot avoid its obligation to pay Additional Amounts by the Company taking reasonable measures available to it and all other conditions for such redemption have been met.

The Trustees shall be entitled to rely on such officers’ certificate and opinion of counsel as sufficient evidence of the existence and satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the holders of Debt Securities.

Provision of Financial Information

Whether or not required by the rules of the SEC, so long Debt Securities are outstanding, the Company will furnish to the trustees and holders of Debt Securities or cause the trustees to furnish to the holders of Debt Securities (or file with the SEC for public availability):

•	within 120 days after the end of each fiscal year, copies of the Company’s annual financial information and certifications that would be required to be contained in a filing with the SEC on Form 20-F or Form 40-F, as applicable, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and a report on the annual financial statements by the Company’s auditors;

•	within 60 days after the end of each of the first three fiscal quarters of each fiscal year, all interim quarterly financial information that would be required to be contained in quarterly reports under the laws of Canada or any Province thereof to security holders of a company with securities listed on the TSX, in each case including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and whether or not the Company has any of its securities listed on such exchange; and

•	within the time periods specified in the SEC’s rules and regulations, all current reports that would be required to be furnished to the SEC on Form 6-K if the Company were required to furnish these reports.

The Company will file a copy of each of all of the information and reports referred to above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

Notwithstanding that the Company may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual basis on forms provided for such annual reporting pursuant to rules and regulations promulgated by the SEC, the Company will continue to provide the above information and reports specified above to the trustees within the time periods specified above. Taskeo will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods described above.

If the Company has designated any “significant subsidiary” (as defined in Article 1, Rule 1-02 of Regulation S-X) as an Unrestricted Subsidiary (as defined in the applicable Prospectus Supplement), then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries (as defined in the applicable Prospectus Supplement) separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

•	the Company fails to pay principal of, or any premium on, or any Additional Amounts in respect of, any Debt Security of that series when it is due and payable;

•	the Company fails to pay interest (including Additional Amounts) payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

•	the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

•	the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

•	certain events involving the Company’s bankruptcy, insolvency or reorganization;

•	except as otherwise permitted under the Indenture, any guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any guarantor, or any person acting on behalf of any guarantor, denies or disaffirms its obligations under its guarantee; and

•	any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

If an event of default (except for events involving the Company’s bankruptcy, insolvency or reorganization) for any series of Debt Securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

•	the entire principal and interest of the Debt Securities of the series; or

•	if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Company’s bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series, by written notice to the trustees may, on behalf of the holders of all of the Debt Securities of the affected series, rescind and annul an accelerated payment requirement or waive any existing default or event of default and its consequences under the Indenture, except a continuing default or event of default in the payment of principal of, premium on, if any, or interest, if any, on, the Debt Securities. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

The Company will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults. The Company will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

•	the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

•	the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected (or in the case of bankruptcy, insolvency or reorganization, all series outstanding) by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders’ notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When the Company uses the term “defeasance”, it means discharge from its obligations with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company’s option:

•	the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

•	the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Company must deliver to the trustees:

•	an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•	an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

•	a certificate of one of the Company’s officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Company is to be discharged from its obligations with respect to the Debt Securities, and not just from the Company’s covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

•	the Company is not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more Supplemental Indentures (a “Supplemental Indenture”) with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for the Debt Securities). However, without the consent of each holder affected, no such modification may:

•	change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

•	reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any Additional Amounts;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

•	change the place or currency of any payment;

•	affect the holder’s right to require the Company to repurchase the Debt Securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of Debt Securities;

•	reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture;

•	reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions;

•	waive a redemption payment with respect to any Debt Security (other than a payment hat may be required pursuant to certain covenants contained in an amendment or supplement of the provisions of the Indenture);

•	release any guarantor from any of its obligations under its guarantee or the Indenture, except in accordance with the Indenture.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

•	evidence its successor, or a successor of a subsidiary guarantor, under the Indenture;

•	make any change that would provide additional rights or benefits to holders of the Debt Securities or that does not adversely affect the legal rights of a holder;

•	add events of default;

•	provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

•	establish the forms of the Debt Securities;

•	appoint a successor trustee under the Indenture;

•	add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

•	cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any;

•	comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the Indenture under such laws to the extent they do not conflict with the applicable laws of the United States;

•	change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture;

•	to provide for the assumption by the Company or a subsidiary guarantor’s obligations in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the assets of the Company or subsidiary guarantor;

•	to comply with the requirements of the SEC;

•	to conform the text of the Indenture, the Debt Securities or a guarantee to the Indenture;

•	to provide for the issuance of additional Debt Securities in accordance with the Indenture; and

•	to allow a subsidiary guarantor to execute a Supplemental Indenture.

Governing Law

The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York, except that discharge by the Canadian trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable thereto.

The Trustees

Any trustee under the Indenture or its affiliates may provide other services to the Company in the ordinary course of their business. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the trustee must eliminate the conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

Resignation and Removal of Trustee

A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Service

In connection with the Indenture, the Company will irrevocably designate and appoint Corporation Service Company, Suite 400, 2711 Centerville Road, Wilmington, Delaware, USA 19808, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Indenture or the Debt Securities that may be instituted in any U.S. federal or New York State court located in The Borough of Manhattan, in the City of New York, or brought by the trustees (whether in their individual capacity or in their capacity as trustees under the Indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe certain United States federal income tax consequences to an investor acquiring any Securities offered thereunder.

LEGAL MATTERS

Certain legal matters relating to the Securities offered by this Prospectus will be passed upon for us by McMillan LLP, Vancouver, B.C., with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York City, New York, with respect to matters of United States law. The partners and associates of McMillan LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by the Company. As at the date hereof, the partners and associates of McMillan LLP, as a group, and the partners and associates of Paul, Weiss, Rifkind, Wharton & Garrison LLP, as a group, each beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Accountants, Vancouver, British Columbia. The transfer agent and registrar for the Common Shares of the Company is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia and Toronto, Ontario.

The consolidated financial statements and the notes thereto as at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 and for the fifteen month period ended December 31, 2008 incorporated in this Prospectus by reference have been audited by KPMG LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents listed under “Documents Incorporated by Reference”; consents of accountants, engineers and counsel; form of trust indenture; and powers of attorney.

EXPERTS

The consolidated financial statements of the Company as at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 and for the fifteen month period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. As discussed in Note 3(a) to the consolidated financial statements, the Company has adopted CICA Handbook Section 3055, Interests in Joint Ventures.

The information appearing in this Prospectus concerning estimates of our proven and probable mineral reserves and mineral resources was prepared by Scott Jones, P. Eng., and has been included herein upon the authority of Mr. Jones as an expert.

AUDITORS’ CONSENT

The Board of Directors of Taseko Mines Limited

We have read the amended and restated short form base shelf prospectus (the “Prospectus”) of Taseko Mines Limited (the “Company”) dated April 4, 2011 relating to the offering for sale of up to $350,000,000 of common shares, warrants, subscription receipts, debt securities, or any combination of such securities, of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years ended December 31, 2010 and 2009 and for the fifteen month period ended December 31, 2008. Our report is dated March 16, 2011.

We also consent to the incorporation by reference in the above-mentioned Prospectus of our report to the directors of the Company on the consolidated balance sheets of the Company as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years ended December 31, 2010 and 2009 and the fifteen month period ended December 31, 2008 which includes note 23, “Differences between Canadian and United States Generally Accepted Accounting Principles”. Our report is dated March 28, 2011.

(signed) KPMG LLP

Chartered Accountants

Vancouver, Canada
April 4, 2011

A-1

US$200,000,000

     % Senior Notes due 2019

Prospectus Supplement
April   , 2011

Sole Book-Running Manager

Barclays Capital

Co-Managers

BMO Capital Markets

TD Securities